SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras

Financial Statements
December 31, 2010 and 2009

Petróleo Brasileiro S.A. - Petrobras

Financial Statements

December 31, 2010 and 2009

Notes to the Financial Statements
1 The Company and its operations	21
2 Presentation of the financial statements	21
3 Adoption of international accounting standards	24
4 Consolidation basis	33
5 Description of significant accounting policies	37
6 Cash and cash equivalents	45
7 Marketable securities	45
8 Accounts receivable	46
9 Inventories	47
10 Petroleum and alcohol accounts - STN	47
11 Related parties	48
12 Deposits in court	57
13 Acquisitions and sales of assets	58
14 Investments	65
15 Property, plant and equipment	69
16 Intangible assets	71
17 Exploration activities and valuation of oil and gas reserves	74
18 Financing	78
19 Leasing	84
20 Provisions for dismantling of areas (non-current)	85
21 Taxes, contributions and profit-sharing	86
22 Employee benefits	93
23 Employee and management profit-sharing	103
24 Equity	103
25 Sales revenue	110
26 Expenses by nature	110
27 Other operating expenses, net	110
28 Financial income and expenses	111
29 Legal proceedings and contingencies	112
30 Commitments assumed by the energy segment	126
31 Guarantees for concession agreements for petroleum exploration	127

32 Derivative financial instruments, hedge and risk management activities	127
33 Insurance	143
34 Fair value of financial assets and liabilities	144
35 Security, environment, energy efficiency and health	145
36 Subsequent events	145

Independent auditors’ report on the financial statements

To
The Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

1. We have examined the accompanying individual and consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (“Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2010 and the respective statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

2. The Company’s management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and in accordance with accounting practices adopted in Brazil, as well as for the internal control as it considers necessary to enable the preparation of financial statements free of material misstatements, regardless of whether due to fraud or error.

Independent auditor’s responsibility

3. Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International Standards on Auditing. These standards require compliance with ethical requirements by the auditor and that the audit is planed and performed for the purpose of obtaining reasonable assurance that the financial statements are free from material misstatement.

4. An audit involves performing selected procedures to obtain evidence with respect to the amounts and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, and include the assessment of the risks of material misstatements of the financial statements, regardless of whether due to fraud or error. In the assessment of these risks, the auditor considers the relevant internal controls for the preparation and fair presentation of the Company’s financial statements, in order to plan audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

5. We believe that the audit evidence obtained is sufficient and appropriate for expressing our opinion.

Opinion on the individual financial statements

6. In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras as of December 31, 2010, and of its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

7. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of December 31, 2010, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis

8. As mentioned in Note 2, the Company’s financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Petróleo Brasileiro S.A. - Petrobras these practices differ from IFRS, applicable to the separate financial statements, only with respect to the valuation of the investments in subsidiaries, associated companies and jointly controlled subsidiaries by the equity accounting method, while for IFRS purposes it would be cost or fair value; and by the option for maintaining the balance of deferred assets, existing as of December 31, 2008, which is being amortized.

Other matters

Statements of added value, segment reporting and social balance

9. We have also examined the individual and consolidated statements of added value, segment reporting and accounting information contained in the social balance statement for the year ended December 31, 2010. These statements were submitted to the same audit procedures described above and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, February 25, 2011

KPMG Auditores Independentes
CRC SP-014428/O-6 F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052428/O-2

Petróleo Brasileiro S.A. - Petrobras

Balance Sheets

Years ended December 31, 2010 and 2009 and January 1, 2009

(In millions of reais)

		Consolidated			Parent company					Consolidated			Parent company
Assets	Note	2010	2009	01.01.2009	2010	2009	01.01.2009	Liabilities	Nota	2010	2009	01.01.2009	2010	2009	01.01.2009

Current assets								Current liabilities
Cash and cash equivalents	6	30,323	29,034	16,099	19,995	16,798	11,268	Financing	18	15,492	15,166	13,640	1,506	3,123	2,506
Marketable securities	7	26,017	124	289	33,731	1,718	0	Financial leases	19.1	176	390	585	3,149	3,557	5,053
Trade accounts receivable, net	8.1	17,334	14,062	14,969	16,178	12,844	17,370	Accounts payable to suppliers		17,044	17,082	17,168	9,567	9,670	10,187
Dividends receivable	11.1	251	18	20	1,523	780	988	Taxes, contributions and profit-sharing	21.2	10,250	10,590	8,555	7,837	8,268	6,468
Inventories	9	19,816	19,448	18,391	15,199	14,437	12,429	Proposed dividends	24.5	3,595	2,333	9,915	3,595	2,333	9,915
Taxes, contributions and profit-sharing	21.1	8,935	7,023	7,871	5,911	4,049	5,183	Salaries, vacation pay and charges		2,606	2,304	2,027	2,174	1,907	1,561
Advances to suppliers		1,310	1,981	1,594	1,048	1,750	1,419	Provision for profit-sharing for employees and officers	23	1,691	1,495	1,345	1,428	1,270	1,138
Other current assets		2,699	2,684	2,815	1,673	1,700	1,510	Healthcare and pension plans	22	1,303	1,208	1,152	1,209	1,123	1,072
		106,685	74,374	62,048	95,258	54,076	50,167	Subsidiaries and affiliated companies		149	128	147	30,113	46,167	67,610
								Other accounts and expenses payable		4,528	4,465	3,774	1,863	1,656	2,119
										56,834	55,161	58,308	62,441	79,074	107,629

Non-current assets
Long-term receivables								Non-current liabilities
Trade accounts receivable, net	8.1	4,956	3,288	1,331	29,760	49,742	91,626	Financing	18	102,051	86,545	51,162	36,430	26,004	11,457
Petroleum and alcohol account - STN	10	822	817	810	822	817	810	Financial leases	19.1	196	349	805	14,976	10,904	12,702
Marketable securities	7	5,208	4,639	4,066	4,749	4,180	3,598	Deferred income tax and social contribution	21.3	26,161	20,458	17,642	21,808	16,855	14,892
Deposits in court	12	2,807	1,989	1,853	2,426	1,691	1,542	Healthcare and pension plans	22	15,278	14,164	13,200	14,162	13,147	12,229
Deferred income tax and social contribution	21.3	17,211	16,231	13,010	11,790	11,640	8,045	Provision for legal proceedings	29	1,372	865	890	425	198	203
Advances to suppliers		4,976	5,365	5,444	964	1,900	2,209	Provision for dismantling of areas	20	6,505	4,791	5,417	6,072	4,419	4,811
Other long-term receivables		2,490	2,594	2,659	1,873	3,499	3,057	Subsidiaries and affiliated companies		179	52	49	404	905	1,101
		38,470	34,923	29,173	52,384	73,469	110,887	Other accounts and expenses payable		1,169	1,139	1,960	2,620	2,471	525
										152,911	128,363	91,125	96,897	74,903	57,920
Investments	14	8,879	5,772	5,768	50,955	38,318	24,670
Property, plant and equipment	15	282,838	227,079	185,694	189,775	149,447	117,714
Intangible assets	16	83,098	8,271	9,592	78,042	3,216	3,233	Shareholders' equity	24
Deferred charges		0	0	0	241	472	604	Paid in capital		205,357	78,967	78,967	205,357	78,967	78,967
		413,285	276,045	230,227	371,397	264,922	257,108	Additional capital contribution		(6)	1,423	-	(6)	1,423	-
								Capital reserves		-	515	515	-	515	515
								Profit reserves		101,325	83,479	61,614	101,876	84,183	62,552
								Equity valuation adjustments		90	(67)	(308)	90	(67)	(308)
										306,766	164,317	140,788	307,317	165,021	141,726
								Non-controlling interest		3,459	2,578	2,054	0	0	0
										310,225	166,895	142,842	307,317	165,021	141,726

		519,970	350,419	292,275	466,655	318,998	307,275			519,970	350,419	292,275	466,655	318,998	307,275

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statements of income

Years ended December 31, 2010 and 2009

(In millions of reais)

		Consolidated		Parent company
	Note	2010	2009	2010	2009
Sales revenue	25	213,274	182,834	156,487	134,034
Cost of goods and services sold	26	(136,052)	(108,707)	(96,134)	(75,977)
Gross profit		77,222	74,127	60,353	58,057

Income (expenses)
Sales	26	(8,660)	(7,375)	(7,920)	(6,464)
Administrative and general expenses	26	(7,997)	(7,392)	(5,443)	(5,029)
Exploration costs for the extraction of crude oil and gas		(3,797)	(3,981)	(2,601)	(3,044)
Cost of research and technological development		(1,739)	(1,364)	(1,641)	(1,352)
Tax		(910)	(658)	(433)	(320)
Other operating income and expenses, net	27	(7,062)	(7,360)	(5,761)	(7,467)
		(30,165)	(28,130)	(23,799)	(23,676)

Income before financial results, interests and taxes		47,057	45,997	36,554	34,381

Financial results, net	28	2,563	(162)	1,634	(4,710)
Equity in earnings of investments		208	(65)	7,039	7,852
Employee and management profit-sharing		(1,691)	(1,495)	(1,428)	(1,270)

Income before taxes		48,137	44,275	43,799	36,253

Income tax and social contribution	24.5	(12,236)	(10,931)	(8,763)	(6,294)
Net income		35,901	33,344	35,036	29,959

Net income attributable to non-controlling interests		(712)	(3,293)	0	0

Net income attributable to shareholders of Petrobras		35,189	30,051	35,036	29,959

Basic and diluted income per share		3.57	3.43	3.55	3.42

See the accompanying notes to the financial statements

Petróleo Brasileiro S.A. - Petrobras

Comprehensive Statement of Income

Years ended December 31, 2010 and 2009

(In millions of reais)

		R$ thousand
	Consolidated		Parent company
	2010	2009	2010	2009

Net income before non-controlling interest	35,901	33,344	35,036	29,959
Others comprehensives incomes
Accumulated translation adjustments	(276)	(349)	(33)	(163)
Amortization of deemed cost	11	7	11	7
Unrealized gains / (losses) on securities available for sale	-	-	-	-
Recognized in shareholders' equity	309	603	309	603
Transferred to results	(6)	32	(6)	32
Unrecognized gains / (losses) on cash flow hedge	-	-	-	-
Recognized in shareholders' equity	13	(86)	13	(86)
Transferred to results	(12)	-	(12)	-
Deferred income tax and social contribution	(104)	(137)	(104)	(137)
Comprehensive results	35,836	33,414	35,214	30,215
Comprehensive income attributable to:
Non-controlling	469	3,107	-	-
Shareholders of Petrobras	35,367	30,307	35,214	30,215
Comprehensive result attributable to shareholders of Petrobras	35,836	33,414	35,214	30,215

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Changes in Shareholders’ Equity

Years ended December 31, 2010 and 2009

(In millions of reais)

		Additional capital contribution		Capital reserves	Equity valuation adjustment		Profit reserves

	Subscribed and paid-in capital	Expenditures with issuing of shares	Change in interest in subsidiaries	Tax incentives	Equity valuation adjustment	Accumulated translation adjustment	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of the parent company (CPC)	Deferred charges	Minority interest (IFRS)	Total consolidated shareholders' equity (IFRS)

Adjusted balances at January 1, 2009	78,967			515		(308)	9,436	899	557	53,550	(1,890)	141,726	(938)	2,054	142,842

Accumulated translation adjustment					(163)							(163)		(186)	(349)
Unrealized gains in investments available for sale						411						411			411
Realization of deemed cost						(7)					7
Change in interest in subsidiaries			1,423									1,423	142	(1,540)	25
Net income for the year											29,959	29,959	92	3,293	33,344
Distributions:
Allocations of net income in reserves							1,466	395	554	18,573	(20,988)
Proposed dividends											(8,335)	(8,335)		(1,043)	(9,378)
Adjusted balances at December 31, 2009	78,967		1,423	515	(163)	96	10,902	1,294	1,111	72,123	(1,247)	165,021	(704)	2,578	166,895

Capital increase with issuing of shares	6,141			(515)				(899)	(14)	(4,713)
Capital increase with reserves	120,249	(477)										119,772			119,772
Equity valuation adjustment					(33)							(33)		(243)	(276)
Accumulated translation adjustment						201						201			200
Unrealized gains in investments available for sale						(11)					10
Realization of deemed cost			(952)									(952)		281	(671)
Change in interest in subsidiaries											35,037	35,036	153	712	35,901
Net income for the year
Distributions:							1,752	1,027	250	20,290	(23,319)
Allocations of net income in reserves											(11,728)	(11,728)		131	(11,597)
Dividends
	205,357	(477)	471		(196)	286	12,654	1,422	1,347	86,453		307,317	(551)	3,459	310,225
Balance at December 31, 2010 - Current company	205,357	(6)			90		101,876					307,317	(551)	3,459	310,225

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows

Years ended December 31, 2010 and 2009

(In millions of reais)

	Consolidated		Parent company
	2010	2009	2010	2009
Operating activities
Net income attributable to shareholders of Petrobras	35,189	30,051	35,036	29,959

Adjustments:
Non-controlling interest	712	3,293
Equity in earnings of investments	(208)	65	(7,039)	(7,852)
Depreciation, depletion and amortization	14,881	14,457	10,813	10,380
Loss on recovery of assets	690	1,144	(33)	675
Write-off of dry wells	2,121	2,315	1,495	1,831
Residual value of permanent assets written off	337	216	40	59
Exchange and monetary variations and financial charges
on financing and loans and other operations	(176)	(2,585)	(1,044)	15,351
Deferred income and social contribution taxes, net	5,794	1,759	5,149	436

Increase/decrease in assets and liabilities
Marketable securities for trading
Decrease/(increase) in accounts receivable	(4,718)	(404)	(2,178)	251
Decrease/(increase) in inventories	(900)	(2,999)	(715)	(2,327)
Increase in other assets	(47)	2,195	(206)	(2,507)
Increase/(decrease) in accounts payable to suppliers	373	1,215	(103)	(516)
Increase/(decrease) in taxes, rates and contributions	(3,857)	594	(3,276)	303
Increase in health care and pension plans	1,381	1,062	1,292	969
Increase/(decrease) in other liabilities	1,008	(1,053)	954	1,340
Increase/(decrease) in short term operations with subsidiaries and affiliated companies
Decrease/(increase) in accounts receivable	707	22	(5,220)	4,151
Decrease/(increase) in accounts payable	148	3	(12)	(284)
Increase with operation for supply of oil and
oil products - Abroad			(20,528)	(29,669)
Net funds provided by operating activities	53,435	51,350	14,425	22,550
Investment activities
Onerous assignment - concession rights acquired	(74,808)		(74,808)
Settlement made through LFTS	67,816		67,816
Settlement made through cash and cash equivalents	(6,992)		(6,992)
Other investments in exploration and production of oil and gas	(30,557)	(32,096)	(23,479)	(23,372)
Investments in exploration and production of oil and gas	(37,549)	(32,096)	(30,471)	(23,372)
Investments in refining and transport	(28,127)	(19,413)	(21,253)	(16,876)
Investments in gas and energy	(7,561)	(10,478)	(384)	(4,634)
Investment in international segment	(4,086)	(6,391)	(1,073)	(16)
Investments in distribution	(814)	(581)		(3)
Other investments	(2,257)	(1,776)	(2,084)	(1,990)
Marketable securities available for sale	(25,406)	387	(32,014)	(1,356)
Dividends received	233	68	1,916	3,132
Net funds used in investment activities	(105,567)	(70,280)	(85,363)	(45,115)

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows (continued)

Years ended December 31, 2010 and 2009

(In millions of reais)

	Consolidated		Parent company
	2010	2009	2010	2009
Financing activities
Capital increase	120,249		120,249
Contribution in LFTs	(67,816)		(67,816)
Contribution in cash and cash equivalents	52,433		52,433
Expenditures with issuing of shares	(710)		(710)
Acquisition of non-controlling interest	(597)
Financing and loans, net
Funding	37,543	74,961	15,823	18,319
Amortization of principal	(19,100)	(23,972)	(6,259)	(2,033)
Amortization of interest	(6,296)	(3,384)	(2,913)	(1,200)
Intercompany loans			23,561	19,895
Assignments of credit rights - FIDC NP			1,615	8,554
Dividends paid to shareholders	(9,415)	(15,440)	(9,415)	(15,440)
Net funds provided by/(used) in financing activities	53,858	32,165	74,135	28,095

Effect of exchange variation on cash and cash equivalents	(437)	(300)

Net change in cash and cash equivalents in the year	1,289	12,935	3,197	5,530

Cash and cash equivalents at the beginning of the year	29,034	16,099	16,798	11,268

Cash and cash equivalents at the end of the year	30,323	29,034	19,995	16,798

Additional information on cash flows:
Amounts paid and received during the year
Interest paid, net of the capitalized amount	6,165	5,374	4,234	3,115
Interest received on loans	-	-	710	2,708
Income tax and social contribution	4,693	8,593	2,520	6,496
Third party income tax withheld at source	2,909	3,875	2,804	3,446
	13,767	17,842	10,268	15,765
Investment and financing transactions not involving cash		-
Acquisition of property, plant and equipment on credit	54	121	-	-
Acquisition of property, plant and equipment on contract with the transfe	-	110	8,188	598
Capitalization of dividends receivable from affiliated companies or subsidiaries
Capital increase with public bonds, used for purchase of exploration
rights (onerous assignment)	67,816	-	67,816	-
Formation of provision for dismantling of areas	1,698	(737)	1,600	(778)

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Added Value

Years ended December 31, 2010 and 2009

(In millions of reais)

	Consolidated				Parent company
	2010		2009		2010		2009
Income
Sales of products and services and other revenues	272,351		234,939		207,721		178,844
Allowance for doubtful accounts - formation	(226)		(70)		(160)		(15)
Revenues related to construction of assets for own use	68,073		56,556		50,440		41,245
	340,198		291,425		258,001		220,074
Inputs acquired from third parties
Materials consumed	(39,487)		(34,994)		(23,784)		(22,363)
Cost of goods for sale	(39,427)		(25,005)		(29,621)		(16,899)
Power, third-party services and other operating expenses	(73,497)		(64,289)		(53,958)		(49,069)
Tax credits on inputs acquired from third parties	(19,237)		(16,959)		(15,110)		(13,417)
Loss on recovery of assets	(690)		(1,144)		33		(676)
	(172,338)		(142,391)		(122,440)		(102,424)

Gross added value	167,860		149,034		135,561		117,650

Retentions
Depreciation, depletion and amortization	(14,881)		(14,457)		(10,813)		(10,380)
Net added value produced by the Company	152,979		134,577		124,748		107,270

Transferred added value
Equity in earnings of investments	208		(65)		7,039		7,852
Financial income - including monetary and exchange variations	4,539		3,509		4,547		5,262
Rents, royalties and others	957		1,213		783		1,047
	5,704		4,657		12,369		14,161

Total added value to be distributed	158,683		139,234		137,117		121,431

Distribution of added value

Personnel and officers
Direct remuneration
Salaries	11,994	8%	10,216	7%	8,765	6%	7,392	6%
Employees' and directors' profit-sharing	1,691	1%	1,495	1%	1,428	1%	1,270	1%
	13,685		11,711		10,193		8,662
Benefits
Advantages	841	1%	683	0%	579	0%	462	0%
Retirement and pension plan	1,373	1%	994	1%	1,264	1%	956	1%
Healthcare plan	1,830	1%	1,606	2%	1,660	2%	1,519	2%

FGTS (Government severance indemnity fund)	747		673	0%	648	0%	585	0%
	18,476	12%	15,667	11%	14,344	10%	12,184	10%
Taxes
Federal*	55,976	36%	49,467	36%	49,571	36%	42,092	35%
State	28,581	18%	25,217	18%	15,281	10%	13,516	11%
Municipal	182		156	0%	86	0%	92	0%
Abroad*	5,290	3%	4,888	4%
	90,029	57%	79,728	58%	64,938	46%	55,700	46%

Financial institutions and suppliers
Interest, and exchange and monetary variations	6,612	4%	4,481	3%	7,162	5%	10,253	8%
Rental and affreightment expenses	7,665	5%	6,014	4%	15,637	11%	13,335	11%
	14,277	9%	10,495	7%	22,799	17%	23,588	19%
Shareholders
Interest on shareholders' equity	10,163	6%	7,195	5%	10,163	7%	7,195	6%
Dividends	1,565	1%	1,141	1%	1,565	1%	1,141	1%
Non-controlling interest	712		3,293	2%
Retained earnings	23,461	15%	21,715	16%	23,308	17%	21,623	18%
	35,901	22%	33,344	24%	35,036	26%	29,959	25%

Added value distributed	158,683	100%	139,234	100%	137,117	100%	121,431	100%

* Includes government interests.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Statement of Business Segmentation (consolidated)

Years ended December 31, 2010 and 2009

(In millions of reais)

	2010
	E&P	Supply	Gas & Energy	Distribution	International	Corporate (*)	Elimination	Total

Net operating revenue	95,451	172,468	15,476	65,557	24,887		(160,565)	213,274
Intersegments	95,026	57,175	1,905	1,320	5,139		(160,565)
Third parties	425	115,293	13,571	64,237	19,748			213,274
Cost of goods sold	(44,302)	(160,362)	(10,942)	(59,896)	(19,376)		158,826	(136,052)
Gross profit	51,149	12,106	4,534	5,661	5,511		(1,739)	77,222
Operating expenses	(5,825)	(6,391)	(2,595)	(3,616)	(3,462)	(8,575)	299	(30,165)
Sales, administrative and general expenses	(794)	(5,198)	(1,941)	(3,478)	(1,667)	(3,754)	175	(16,657)
Tax	(2,601)				(1,196)			(3,797)
Exploration costs for the extraction of crude oil and gas	(774)	(380)	(129)	(9)	(2)	(445)		(1,739)
Cost of research and technological development	(218)	(120)	(58)	(29)	(219)	(264)	(2)	(910)
Other operating income and expenses, net	(1,438)	(693)	(467)	(100)	(378)	(4,112)	126	(7,062)

Income (loss) before financial results, profit-sharing and taxes	45,324	5,715	1,939	2,045	2,049	(8,575)	(1,440)	47,057
Net Financials						2,563		2,563
Stakeholding in material investments		280	9	(2)	(49)	(30)		208
Employee and management profit-sharing	(538)	(379)	(66)	(120)	(48)	(540)		(1,691)
	44,786	5,616	1,882	1,923	1,952	(6,582)	(1,440)	48,137
Income (loss) before taxes and non-controling interest
Income tax / social contribution	(15,228)	(1,814)	(637)	(655)	(493)	6,101	490	(12,236)

Net income	29,558	3,802	1,245	1,268	1,459	(481)	(950)	35,901
Net income attributable to non-controlling interests	133	(80)	34		(139)	(660)		(712)
Net income attributable to shareholders of Petrobras	29,691	3,722	1,279	1,268	1,320	(1,141)	(950)	35,189

(*) It includes the results of the business dealings with biofuels.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Statement of Business Segmentation (consolidated)

Years ended December 31, 2010 and 2009

(In millions of reais)

	2009
	E&P	Supply	Gas & Energy	Distribution	International	Corporate (*)	Elimination	Total

Sales revenue	76,183	146,152	12,244	58,277	21,291		(131,313)	182,834
Intersegments	75,252	49,396	1,851	1,347	3,467		(131,313)
Third parties	931	96,756	10,393	56,930	17,824			182,834
Cost of goods sold	(39,052)	(120,149)	(8,828)	(53,124)	(17,095)		129,541	(108,707)
Gross profit	37,131	26,003	3,416	5,153	4,196		(1,772)	74,127
Operating expenses	(7,478)	(5,252)	(2,076)	(3,118)	(3,221)	(7,243)	258	(28,130)
Sales, administrative and general expenses	(661)	(4,634)	(1,195)	(3,126)	(1,716)	(3,627)	192	(14,767)
Exploration costs for the extraction of crude oil and gas	(3,044)				(937)			(3,981)
Cost of research and technological development	(516)	(336)	(64)	(10)	(4)	(434)		(1,364)
Tax	(94)	(93)	(31)	(26)	(164)	(250)		(658)
Others	(3,163)	(189)	(786)	44	(400)	(2,932)	66	(7,360)
Income (loss) before financial results, profit-sharing and taxes	29,653	20,751	1,340	2,035	975	(7,243)	(1,514)	45,997
Net Financials						(162)		(162)
Stakeholding in material investments		182	68	(29)	(287)	1		(65)
Employee and management profit-sharing	(488)	(267)	(56)	(101)	(47)	(536)		(1,495)
	29,165	20,666	1,352	1,905	641	(7,940)	(1,514)	44,275
Income (loss) before taxes and non-controlling interest
Income tax / social contribution	(9,916)	(6,965)	(437)	(658)	(570)	7,099	516	(10,931)

Net income	19,249	13,701	915	1,247	71	(841)	(998)	33,344
Net income attributable to minority interests	40	(180)	(212)		(186)	(2,755)		(3,293)
Net income attributable to shareholders of Petrobras	19,289	13,521	703	1,247	(115)	(3,596)	(998)	30,051

(*) It includes the results of the business dealings with biofuels.
The segmented information for 2010 and 2009 was prepared considering the change in the composition of the business departments, resulting from the transfer of the management of the Fertilizer business from the Supply department to the Gas and Energy department.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Statement of Business Segmentation (consolidated)

Years ended December 31, 2010 and 2009

(In millions of reais)

Assets	E&P	Supply	Gas & Energy	Distribution	International	Corporate (*)	Elimination	Total

Current	6,133	28,853	4,523	6,580	5,750	64,841	(9,995)	106,685
Non-current	221,468	88,772	45,652	5,700	24,119	27,610	(36)	413,285
Long-term receivables	6,268	6,024	2,829	951	4,054	18,380	(36)	38,470
Investment		6,276	295	16	1,340	952		8,879
Property, plant and equipment	138,519	76,186	41,262	4,050	15,559	7,262		282,838
Intangible assets	76,681	286	1,266	683	3,166	1,016		83,098

12.31.2010	227,601	117,625	50,175	12,280	29,869	92,451	(10,031)	519,970

Current	6,515	27,412	5,076	5,668	5,128	33,989	(9,414)	74,374
Non-current	125,657	60,553	39,863	5,282	23,250	22,566	(1,126)	276,045
Long-term receivables	7,488	4,387	2,815	1,060	2,776	17,523	(1,126)	34,923
Investment		3,442	273	25	1,882	150		5,772
Property, plant and equipment	116,369	52,456	35,666	3,503	15,252	3,833		227,079
Intangible assets	1,800	268	1,109	694	3,340	1,060		8,271

12.31.2009	132,172	87,965	44,939	10,950	28,378	56,555	(10,540)	350,419

Current	5,881	22,985	5,426	5,659	5,813	24,107	(7,823)	62,048
Non-current	108,900	41,071	30,494	4,646	28,911	17,460	(1,255)	230,227
Long-term receivables	7,289	3,172	3,574	735	1,634	13,982	(1,213)	29,173
Investment		3,228	256	30	2,103	151		5,768
Property, plant and equipment	99,818	34,480	25,752	3,189	20,293	2,204	(42)	185,694
Intangible assets	1,793	191	912	692	4,881	1,123		9,592

01.01.2009	114,781	64,056	35,920	10,305	34,724	41,567	(9,078)	292,275

(*) It includes the results of the business dealings with biofuels.

See the accompanying notes to the financial statements.

The segmented information for 2010 and 2009 was prepared considering the change in the composition of the business departments, resulting from the transfer of the management of the Fertilizer business from the Supply department to the Gas and Energy department.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Statement of Business Segmentation (consolidated)

Years ended December 31, 2010 and 2009

(In millions of reais)

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Statement of Business Segmentation (consolidated) - International area

Years ended December 31, 2010 and 2009

(In millions of reais)
	2010
	E&P	Supply	Gas & Energy	Distribution	Corporate	Elimination	Total
Statement of Income
Net operating revenue	6,574	13,188	2,074	7,254	-	(4,203)	24,887
Intersegments	5,259	3,767	301	58	-	(4,246)	5,139
Third parties	1,315	9,421	1,773	7,196	-	43	19,748

Income (loss) before financial results, profit-sharing and taxes	2,148	64	251	10	(409)	(15)	2,049
Net income attributable to shareholders of Petrobras	1,527	78	186	10	(466)	(15)	1,320

	2009
	E&P	Supply	Gas & Energy	Distribution	Corporate	Elimination	Total
Statement of Income
Net operating revenue	5,766	11,727	2,151	5,416	29	(3,798)	21,291
Intersegments	4,025	2,822	325	89	9	(3,803)	3,467
Third parties	1,741	8,905	1,826	5,327	20	5	17,824
Income (loss) before financial results, profit-sharing and taxes	1,161	(89)	394	45	(590)	54	975
Net income attributable to shareholders of Petrobras	778	(169)	303	44	(1,125)	54	(115)
	E&P	Supply	Gas & Energy	Distribution	Corporate	Elimination	Total
Assets
At 12.31.2010	20,715	5,433	3,213	1,645	2,801	(3,938)	29,869
At 12.31.2009	19,950	5,068	3,470	1,163	3,910	(5,183)	28,378
At 01.01.2009	24,204	6,387	4,730	859	4,106	(5,562)	34,724

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Social balance

Years ended December 31, 2010 and 2009

(In millions of reais, except otherwise indicated)

1 - Calculation basis	2010	2009
Consolidated net earnings (NE)	213,274	182,834
Consolidated operating income (OI)	49,828	45,770
Gross payroll (GP)	11,462	10,195

2 - Internal Social Indicators (i)	Amount	% of GP	% of NE	Amount	% of GP	% of NE
Alimentation	741	6.46%	0.35%	665	6.52%	0.36%
Compulsory payroll charges	5475	47.77%	2.57%	4,585	44.97%	2.51%
Private pension	350	3.06%	0.16%	366	3.59%	0.20%
Healthcare	2,064	18.01%	0.97%	1,885	18.49%	1.03%
Work security and medicine	114	1.00%	0.05%	114	1.12%	0.06%
Education	118	1.03%	0.06%	107	1.05%	0.06%
Culture	10	0.09%	0.00%	7	0.07%	0.00%
Professional training and development	366	3.20%	0.17%	264	2.59%	0.14%
Crèche or day-care assistance	6	0.06%	0.00%	3	0.03%	0.00%
Profit sharing	1,691	14.75%	0.79%	1,495	14.66%	0.82%
Others	71	0.62%	0.03%	55	0.54%	0.03%
Total - Internal social indicators	11,006	96.05%	5.15%	9,546	93.63%	5.21%

3 - External Social Indicators (i)	Amount	% of OI	% of NE	Amount	% of OI	% of NE
Generation of Income and Work Opportunities	44	0.09%	0.02%	34	0.07%	0.02%
Education for Professional Skills	56	0.11%	0.03%	54	0.12%	0.03%
Guarantee of Rights of Children and Adolescents (I)	79	0.16%	0.04%	74	0.16%	0.04%
Culture	170	0.34%	0.08%	155	0.34%	0.08%
Sport	81	0.16%	0.04%	42	0.09%	0.02%
Others	20	0.04%	0.00%	11	0.02%	0.01%
Total contributions for the company	450	0.90%	0.21%	370	0.80%	0.20%
Taxes (excluding payroll charges)	84.235	169.05%	39.50%	77.969	170.35%	42.64%
Total - External social indicators	84.685	169.95%	39.71%	78.339	171.15%	42.84%

4 - Environmental Indicators (i)	Amount	% of OI	% of NE	Amount	% of OI	% of NE
Investments related to the company's production/operation	2.165	4.34%	1.02%	1,872	4.09%	1.02%
Investments in external programs and/or projects	258	0.52%	0.12%	94	0.21%	0.05%
Total investments in the environment	2.423	4.86%	1.14%	1,966	4.30%	1.07%
With respect to establishing “annual goals” for minimizing waste products, consumption in general in production/operation and for increasing efficiency in the use of natural resources, the company:	( ) does not have goals	( ) attains from 51 to 75%		( ) does not have goals	( ) attains from 51 to 75%
	( ) attains from 0 to 50%	(x) attains from 76 to 100%		( ) attains from 0 to 50%	(x) attains from 76 to 100%

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Social balance (continued)

Years ended December 31, 2010 and 2009

(In millions of reais, except otherwise indicated)

5 - Indicators for the staff (i)	2010	2009
Nº of employees at the end of the period	80,492	76,919
Nº of hirings during the period	4,353	2,519
Nº of contracted employees	291,606	295,260
Nº of student trainees	1,402	1,197
Nº of employees older than 45	34,504	30,928
Nº of women that work in the company	13,408	12,586
% of leadership positions held by women	13.30%	13.63%
Nº of Negros that work in the company (II)	16,447	10,581
% of leadership positions held by Negros (II)	25.30%	29.94%
Nº of handicapped workers (III)	1,093	1,077

6 - Significant information with respect to the exercise of corporate citizenship	2010			Goals 2011
Ratio between the company's highest and lowest remuneration - amount (i)	22,41			22,41
Total number of work accidents (IV) (i)	485			482
The social and environmental projects developed by the company were defined by: (i)	( ) directors	(x) directors and managers	( ) all the employees	( ) directors	(x) directors and managers	( ) all the employees
The safety and health standards in the work environment were defined by: (i)	(x) directors and managers	( ) all the employees	( ) everyone + Cipa	(x) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the company: (i)	( ) is not involved	( ) follows ILO standards	(x) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(x) will encourage and follow ILO
The private pension includes: (i)	( ) directors	( ) directors and managers	(x) all the employees	( ) directors	( ) directors and managers	(x) all the employees
Profit-sharing and participation in results includes: (i)	( ) directors	( ) directors and managers	(x) all the employees	( ) directors	( ) directors and managers	(x) all the employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the company: (i)	( ) are not considered	( ) are suggested	(x) are required	( ) will not be considered	( )will be suggested	(x) will be required
With respect to the participation of employees in voluntary work programs, the company: (i)	( ) is not involved	( ) gives support	(x) organizes and encourages	( ) will not be involved	( ) will give support	(x) will organize and encourage
Total number of complaints and criticisms from consumers: (V) (i)	in the company 15,533	in Procon 16	in court 49	in the company 6,684	in Procon 4	in court 7
% of claims and criticisms attended or resolved: (V) (i)	in the company 99.5%	in Procon 62.5%	in court 0%	in the company 99.5%	in Procon 100%	in court 100%
Total added value to be distributed (consolidated) - amount:	In 2010:	158,683		In 2009:	139,234
Distribution of added value	57% government 12% employees 7% shareholders 9% third parties 15% retained			58% government 11% employees 8% shareholders 7% third parties 16% retained

Petróleo Brasileiro S.A. - Petrobras

Supplementary Information to the Financial Statements

Social balance (continued)

Years ended December 31, 2010 and 2009

(In millions of reais, except otherwise indicated)

7 - Other information

1)	This company does not use child or slave labor, it is not involved in prostitution or sexual exploitation of children or adolescents and is not involved in corruption.
2)	Our company values and respects diversity, both internally and externally.

I.	It includes R$ 26,6 million transferred from the Fund for Infancy and Adolescence (FIA).
II.	Information of the Petrobras’ system in Brazil relative to public selective process.
III.	Information related to the employees of the Petrobras Parent Company who declare that they are Negros.
IV.	Of the total number of leadership positions in the Petrobras Parent Company held by employees who informed their color/race, 25.3% are held by people who declared that they are Negroes.
V.
Information with respect to the Petrobras Parent Company, Petrobras Distribuidora and Transpetro, which corresponds to 6.4% of the permanent staff in jobs where positions are reserved for persons with disabilities.

VI.
The information on the company includes the number of complaints and criticisms received by the Petrobras Parent Company and Petrobras Distribuidora. The goals for 2011 (company, Procon and courts) do not include the estimate for Petrobras Distribuidora.

(i) Unaudited.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

1 The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a Brazilian petroleum company which, directly or through its subsidiaries (referred to jointly as Petrobras or the Company) is dedicated to prospecting, drilling, refining, processing, trading and transporting petroleum originating from wells, schist or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro - RJ.

2 Presentation of the financial statements

The financial statements include:

Consolidated financial statements

The consolidated financial statements are being presented in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) and they are also in accordance with accounting policies adopted in Brazil. These are the first financial statements presented by the Company in accordance with IFRS.

Individual financial statements

The individual financial statements are being presented in accordance with accounting practices adopted in Brazil, observing the provisions contained in the Corporation Law, and incorporate the changes introduced through Law 11,638/07 and Law 11,941/09, complemented by the new pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM).

The pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission are converging with the international accounting standards issued by the International Accounting Standard Board (IASB). Some adjustments were made in the individual financial statements aiming at aligning and adjusting them to consolidated financial statements in accordance with international financial reporting standards (IFRS), as required by CVM Resolution 610/09 (CPC 43 - Initial Adoption of Technical Pronouncements). Accordingly, the individual financial statements do not present differences in relation to the consolidated statements according to IFRS, except for the maintenance of deferred charges, as established in CPC 43.The reconciliations of shareholders’ equity and results of the parent company with the consolidated statements are described in note 4.1.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The financial statements were prepared using the historical cost as a value basis, except for the valuation of some non-current assets and liabilities, and financial instruments.

The Company’s Board of Directors authorized the publication of these financial statements in a meeting held on February 25, 2011.

Financial statements for 2009

Until December 31, 2009, Petrobras presented its individual and consolidated financial statements in accordance with accounting practices generally accepted in Brazil, which incorporated the changes introduced through Law 11638/07 and Law 11941/09 (Provisional Measure 449/08), complemented by the pronouncements of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) until December 31, 2008.

As established in CVM Resolution 609/09 (CPC 37 - Initial Adoption of International Accounting Standards), international standards were implemented retroactively to January 1, 2009. Accordingly, the accounting information originally disclosed was adjusted and is being presented in accordance with international accounting standards.

The comparison of the balance on the date of adoption of IFRS and the other adjusted information for 2009 with the amounts disclosed on those dates is presented in notes 3.2.

2.1 Business segment reporting

The accounting information per operating segment (business area) of the Company is prepared based on items directly attributable to the segment, as well as those that may be allocated on a reasonable basis.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business departments are considered and they are valued by internal transfer prices defined between the departments using calculation methodologies based on market parameters.

The information per business department in the Company is segmented according to the organization and management structure, comprises the following departments: a) Exploration and Production: This covers the activities of exploration, production development and production of oil, LNG (liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and, also, selling on the domestic and foreign markets the surplus petroleum and byproducts produced in their natural gas processing plants.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Supply: This consists of the refining, logistics, transport and trading activities of oil and oil products, exporting of ethanol, extraction and processing of schist, as well as holding interests in companies of the petrochemical sector in Brazil. c) Gas and Energy: It covers the activities of transport and trading of natural gas produced in Brazil or imported, transport and trading of LNG, generation and trading of electric power, as well as the corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business. d) Distribution: It is responsible for the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora. e) International: It covers the activities for exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners, are allocated in the corporate agencies group. The business dealings with biofuels, represented mainly by the operations of Petrobras Biocombustível are also included in this group.

2.2 Statement of added value

The statements of added value present information related to the wealth created by the entity and the way in which this wealth is distributed. These statements were prepared in accordance with CPC 09 - Statement of Added Value and, for IFRS purposes, they are presented as supplementary information.

2.3 Social balance

The social balance presents social, environmental and functional quantitative indexes and relevant information with respect to the exercise of corporate citizenship. Some information was obtained through the Company’s subsidiary records and managerial information. This balance is presented as additional information.

2.4 Functional currency

The functional currency of Petrobras, as well as all its Brazilian subsidiaries, is the real. The functional currency of some subsidiaries and special purpose entities that operate in the international economic environment is the US dollar and the functional currency of Petrobras Argentina S.A. is the Argentine peso.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the Parent Company are recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

The statements of income and cash flows of the invested companies in a stable economic environment with a functional currency different from the Parent Company are translated into Reais at the monthly average exchange rate, assets and liabilities are translated at the final rate and the other items of shareholders’ equity are translated at the historical rate.

2.5 Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal proceedings, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

3 Adoption of international accounting standards

In the balance for adoption of IFRS as of January 1, 2009, mandatory exceptions and certain optional exemptions for retroactive application of the IFRS were applied in accordance with CPC 37 and are presented as follows:

3.1 Transition of the accounting practices

a) Exchange variations recorded in a specific shareholders’ equity account

The Company adopted CPC 02 - Effects of changes in exchange rates and translation of the financial statements (IAS 21) in fiscal year 2008. However, due to the date of the opening balance of January 1, 2009, the balance of accumulated translation adjustments existing as of December 31, 2008 was transferred to retained earnings in the amount of R$ 636, aiming at equivalence to the exemption of CPC 37 (IFRS 1) from not calculating retroactively the exchange variations of investments in subsidiaries and affiliated companies with a functional currency different from the parent company.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Capitalization of loan costs

The Company capitalized financial charges only for the loans directly linked to a construction project, pursuant to CVM Resolution 193/96, in force until December 31, 2008. From January 1, 2009 onwards, the Company also capitalized financial charges based on an average funding rate applied to the balance of work in progress, thus adopting the exemption established in CPC 37 (IFRS 1) of not changing, retroactively, the criteria for computing capitalizable costs.

c) Business combinations

Business combinations occurring up till December 31, 2008 were recorded in the accounting pursuant to CVM Instruction 247/96. On adopting IFRS, the Company chose not to apply, retroactively, the requirements of CPC 15 - Business Combinations (IFRS 3), as permitted by CPC 37 (IFRS 1), therefore, the goodwill existing at December 31, 2008, net of amortization, was maintained and is no longer amortized. The balances of negative goodwill existing as of December 31, 2008, in the amount R$ 816, were recognized against retained earnings on the date of transition to IFRS, also resulting in the reversal of amortizations recognized in the Company’s income statement.

The goodwill and discounts calculated on the acquisitions of non-controlling shareholder interests during fiscal year 2009 were recorded as investments. For IFRS purposes, these acquisitions are considered as transactions with partners, as owners, therefore, the amount of R$ 1,423 was recognized as an additional capital contribution in shareholders’ equity, pursuant to CPC 36 - Consolidated Statements (IAS 27).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

d) Provision for abandonment of wells and dismantling of areas

The costs for abandonment of assets and dismantling of areas are calculated considering the future costs discounted at a rate free of risk recorded in assets and liabilities when the obligation is incurred.

Until December 31, 2008, Petrobras adopted as an accounting practice SFAS pronouncement 143 - Accounting for Asset Retirement Obligations of the Financial Accounting Standards Board (FASB), pursuant to which the future obligation with abandonment of wells and dismantling of production areas should be recorded in the accounting at its present value as a provision, considering the historical rates for each period for which the provision was recorded. With the adoption of ICPC 12 - Changes in liabilities for deactivation, restoration and other similar liabilities (IFRIC 1), the provision for abandonment of wells and dismantling of areas should reflect the effects of the changes in the current discount rate from one period to another.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The Company recorded the amount of R$ 1,273 in retained earnings on the transition date, adopting the exemption from not using the provision at the time that the liability was incurred, so that the cost of property, plant and equipment reflects the changes in the balance of the provision.

e) Post-retirement benefits

The balance of unrecognized actuarial gains and losses post-employment benefits at December 31, 2008, in the amount of R$ 566, was fully recorded against retained earnings on the transition date, thus adopting the exemption established in CPC 37 (IFRS 1). Actuarial gains and losses generated after the transition date will be recognized in the income statement by the corridor method.

f) Deferred income and expenses

Law 11941/09 extinguished deferred assets, permitting maintaining the balance as of December 31, 2008, which will continue to be amortized in up to 10 years, subject to impairment testing, which was adopted by the Company in the individual accounting statements, in accordance with that established by CPC 43.

Pursuant to IFRS, pre-operating expenses and gains should be recorded as expenses and income, respectively, when incurred. With the adoption of IFRS, the amount of R$ 1,241 was recorded in retained earnings in consolidated.

g) Public service concessions

The Company exercises shared control over state gas distributors, which are consolidated in proportion to the stake Petrobras holds in the capital of these companies. These distributors operate under concessions and their activities are classified within the requirements of ICPC 01 - Concession Agreements (IFRIC 12). Consequently, rights presented as part of the property, plant and equipment of these companies, in the amount of R$ 575, are now addressed as intangible assets.

h) Proportional consolidation of CIESA

The financial statements of CIESA, a jointly controlled subsidiary of Petrobras Energia S.A, were not consolidated due to the existence of restrictions on the company’s ability to transfer funds to its investors, pursuant to CVM Instruction 247/96. On adoption of IFRS, these are statements were consolidated proportionally, regardless of the existence of this restriction, in compliance with CPC 19 - Investment in a Jointly Controlled Entity (IAS 31).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

i) Deemed cost

The Company did not apply the deemed cost to the appreciation of its fixed assets, as the book values are not substantially different from their respective fair values, except for the petrochemical assets resulting from investments in affiliated companies, whose impact of R$ 97 was recognized on January 1, 2009 in shareholders’ equity as an equity evaluation adjustment.

j) Reclassifications

The following reclassifications were made aiming at adjusting the Company’s presentation to IFRS requirements.

  Advances to suppliers, which used to be presented as part of inventories or property, plant and equipment, were classified to specific lines for advances in current and non-current assets;
  Deferred income tax and social contribution, which used to be presented under current assets and liabilities, were reclassified to non-current assets and liabilities and, when applicable, are presented at their net amounts;
  Certain balances presented as part of deferred assets that met the criteria for recognition in IFRS were reclassified to prepaid expenses.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

3.2 Effects of the adoption of international standards in the consolidated financial statements

3.2.1 Consolidated balance sheet

	As published on 12/31/2008	Business combinations	Provision for abandonment	Post employment benefits	Deferred expenses and revenues	Inclusion Proportional Consolidatio n of CIESA	Deferred taxes	Others	Reclassifications	Adjusted to IFRS on 01/01/2009
Current assets	63,575	-	-	-	(48)	289	-	-	(1,768)	62,048
Long-term receivables	21,255	-	-	-	-	117	989	(1)	6,813	29,173
Investments	5,106	756	-	(14)	(188)	-	-	108	-	5,768
Property, plant and equipment	190,754	-	109	-	-	278	-	(62)	(5,385)	185,694
Intangible assets	8,003	-	-	-	-	1,014	-	-	575	9,592
Deferred charges	3,470	-	-	-	(3,235)	-	-	-	(235)	-
	292,163	756	109	(14)	(3,471)	1,698	989	45	-	292,275

Current liabilities	62,557	-	-	-	-	465	-	(541)	(4,173)	58,308
Non-current liabilities	88,588	(60)	(1,164)	(572)	(1,004)	841	26	297	4,173	91,125
Net income attributable to shareholders of Petrobras	138,365	816	1,273	566	(1,241)	45	611	353	-	140,788

Non-controlling interest	2,653	-	-	(8)	(1,226)	347	352	(64)	-	2,054
	292,163	756	109	(14)	(3,471)	1,698	989	45	-	292,275

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

	As published on 12/31/2009	Capitalization of loan costs	Business combinations	Provision for abandonment	Post employment benefits	Deferred expenses and income	Deferred taxes	Inclusion Proportional Consolidation of CIESA	Others	Reclassifications	Adjusted to IFRS on 12/31/2009

Current assets	76,674	-	-	-	-	-	327	-	-	(2,627)	74,374
Long-term receivables	26,381	-	-	-	-	-	91	659		7,792	34,923
Investments	3,148	-	2,714	-	(1)	(180)	-	-	91	-	5,772
Property, plant and equipment	230,231	2,645	(498)	328	-	-	173	-	(10)	(5,790)	227,079
Intangible assets	6,808	18	-	-	-	-	683	-	-	762	8,271
Deferred charges	2,366	-	-	-	-	(2,229)	-	-	-	(137)	-
	345,608	2,663	2,216	328	(1)	(2,409)	1,274	659	81	-	350,419

Current liabilities	58,030	-	-	-	-	-	383	-	(1,056)	(2,196)	55,161
Non-current liabilities	126,503	-	(54)	(106)	(582)	(947)	616	805	(68)	2,196	128,363
Net income attributable to
shareholders of Petrobras	159,465	2,494	2,270	434	586	(951)	21	(158)	156	-	164,317
Non-controlling interest	1,610	169	-	-	(5)	(511)	254	12	1,049	-	2,578
	345,608	2,663	2,216	328	(1)	(2,409)	1,274	659	81	-	350,419

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

3.2.2 Consolidated income statements for 2009

	As published on 12/31/2009	Capitalization of loan costs	Business combinations	Provision for abandonment	Post employment benefits	Deferred expenses and income	Inclusion Proportional Consolidatio n of CIESA	Deferred taxes	Reclassifications and others	Adjusted to IFRS on 12/31/2009

Sales revenue	182,710	-	-	-	-	-	367	-	(243)	182,834
Cost of good and services sold	(109,037)	(32)	16	(23)	-	149	(197)	-	417	(108,707)
Gross profit	73,673	(32)	16	(23)	-	149	170	-	174	74,127
Expenses	(27,544)	(53)	-	(472)	(11)	152	(29)	-	(173)	(28,130)
Income before financial results and profit-sharing	46,129	(85)	16	(495)	(11)	301	141	-	1	45,997
Financial results	(2,838)	2,786	-	(345)	-	337	(94)	-	(9)	(162)
Equity in investments	(84)	-	16	-	13	8	-	-	(17)	(65)
Employee and management profit-sharing	(1,495)	-	-	-	-	-	-	-	-	(1,495)
Income before income social contribution taxes	41,712	2,701	32	(840)	2	646	47	-	(25)	44,275
Income tax / social contribution	(9,977)	-	-	-	-	183	(31)	(1,106)	(0)	(10,931)
Net income	31,735	2,701	32	(840)	2	829	16	(1,106)	(25)	33,344
Net income atributable to non-controlling interest	(2,752)	(170)	-	-	-	(682)	(27)	338	-	(3,293)
Net income of atributable to shareholders of Petrobras	28,983	2,531	32	(840)	2	147	(11)	(768)	(25)	30,051

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

3.2.3 Consolidated cash flows

	2009
		Adjusted to
	As published	IFRS
Net income	28,982	30,051
Adjustments to reconcile net income	22,150	20,662
Changes in assets and liabilities	706	637
Cash provided by operating activities:	51,838	51,350

Cash used in investment activities	(70,280)	(70,280)

Cash provided by financing activities	31,627	32,165
Effect of exchange variation on cash and cash equivalents	(278)	(300)
Net change in cash for the period	12,907	12,935
Cash and cash equivalents at beginning of year	15,889	16,099
Cash and cash equivalents at end of year	28,796	29,034

3.2.4 Effects of the adoption of international standards on the individual financial statements

	Shareholders' equity			Net income
	01/01/2009	(*)	12/31/2009	2009
Parent company net income as published	144,051		163,879	29,313
Capitalization of loan costs			2,494	2,532
Business combinations	816		2,270	32
Post-retirement benefits	566		586	2
Provision for abandonment of wells and dismantling of areas	1,273		434	(840)
Absorption of unsecured liabilities of a subsidiary (**)	(3,961)		(3,584)	(527)
Deferred taxes	309		(405)	(685)
Gain on sale of stocks in subsidiaries and affiliates (**)	(1,526)		(830)	195
Others	198		177	(63)
Parent company net income adjusted to international accounting standards (CPC)	141,726		165,021	29,959

(*) Date of initial adoption
(**) As required by CPC 18 - Investment in Affiliated Companies and Subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

4 Consolidation basis

The financial statements of subsidiaries, jointly controlled subsidiaries and specific purpose entities are included in the consolidated financial statements pursuant to the accounting policies adopted by Petrobras.

The consolidation process for the equity and income accounts corresponds to the horizontal sum of the accounts for assets, liabilities, income and expenses, according to their nature, plus the following:

• elimination of investments in the capital and reserves held between them;

• elimination of intercompany asset and liability account balances;

• elimination from results for the year of current and non-current assets that correspond to economically unrealized results between the aforementioned companies; and

• elimination of the effects arising from significant intercompany transactions.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The consolidated financial statements comprise the financial statements of Petrobras and the following companies:

a) Subsidiaries and jointly controlled subsidiaries

		Ownership percentage - %
		2010	2009	2008
		Subscribed,	Subscribed,	Subscribed,
		paid in and	paid in and	paid in and
	Country	voting	voting	voting
Subsidiaries
Petrobras Química S.A. - Petroquisa and its subsidiaries (i)	Brazil	100.00	100.00	100.00
Petrobras Distribuidora S.A. - BR and its subsidiaries (i)	Brazil	100.00	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (ii)	Cayman Islands	100.00	100.00	100.00
Braspetro Oil Company - BOC and its subsidiaries (ii)	Cayman Islands	99.99	99.99	99.99
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii) (iii)	Holland	100.00	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iv)	Brazil	100.00	100.00	100.00
Petrobras Negócios Eletrônicos S.A. - E-Petro and its subsidiary (i) (v)	Brazil	100.00	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries (i)	Brazil	99.99	99.99	99.99
Petrobras International Finance Company - PifCo and its subsidiaries (ii)	Cayman Islands	100.00	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiary	Brazil	100.00	100.00	100.00
Downstream Participações Ltda. and its subsidiary	Brazil	99.99	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i) (ii)	Holland	100.00	100.00	100.00
FAFEN Energia S.A. and its subsidiary	Brazil	100.00	100.00	100.00
5283 Participações Ltda.	Brazil	100.00	100.00	100.00
Baixada Santista Energia Ltda.	Brazil	100.00	100.00	100.00
Sociedade Fluminense de Energia Ltda. - SFE	Brazil	100.00	100.00	100.00
Termorio S.A.	Brazil	100.00	100.00	100.00
Termoceará Ltda.	Brazil	100.00	100.00	100.00
Termomacaé Ltda	Brazil	100.00	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	Brazil	100.00	100.00	100.00
Fundo de Investimento Imobiliário RB Logística - FII	Brazil	99.00	99.00	99.00
Usina Termelétrica de Juiz de Fora S.A.	Brazil	100.00	100.00	100.00
Termobahia S.A.	Brazil	98.85	98.85	98.85
Petrobras Biocombustível S.A. (i)	Brazil	100.00	100.00	100.00
Refinaria Abreu e Lima S.A. (vi)	Brazil	100.00	100.00	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiary (ii)	Austria	100.00	100.00	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Brazil	100.00	100.00
Comperj Participações S.A.	Brazil	100.00	100.00
Comperj Petroquímicos Básicos S.A.	Brazil	100.00	100.00
Comperj PET S.A.	Brazil	100.00	100.00
Comperj Estirênicos S.A.	Brazil	100.00	100.00
Comperj MEG S.A	Brazil	100.00	100.00
Comperj Poliolefinas S.A.	Brazil	100.00	100.00
Breitener Energética S.A.	Brazil	65.00	30.00	30.00
Cayman Cabiunas Investiment CO. (ii)	Cayman Islands	100.00
Marlim Participações S.A. and its subsidiary (vii)	Brazil		100.00
NovaMarlim Participações S.A. and its subsidiary (vii)	Brazil		43.43
Alvo Distribuidora de Combustíveis Ltda (ix)	Brazil			100.00
Ipiranga Asfalto S.A.(ix)	Brazil			100.00

Jointly controlled subsidiaries (viii)
Usina Termoelétrica Norte Fluminense S.A.	Brazil	10.00	10.00	10.00
GNL do Nordeste Ltda.	Brazil	50.00	50.00	50.00
Ibiritermo S.A.	Brazil	50.00	50.00	50.00
Termoaçu S.A.	Brazil	76.87	76.87	74.80
Participações em Complexos Bioenergéticos S.A. - PC BIOS	Brazil	50.00	50.00	50.00
PMCC Projetos de Transporte de Álcool S.A.	Brazil	49.00	33.33	33.33
Brentech Energia S.A.	Brazil	30.00	30.00	30.00
Brasil PCH S.A.	Brazil	49.00	42.33	42.33
Brasympe Energia S.A.	Brazil	20.00	20.00	20.00
Cia Energética Manauara S.A	Brazil	40.00	40.00	40.00
Refinaria de Petróleo Riograndense S.A.	Brazil	33.20	33.20
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Brazil	49.00
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Brazil	51.00
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Brazil	49.00
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Brazil	49.00

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

(i) Companies with a stake in jointly controlled subsidiaries.

(ii) Companies headquartered abroad with financial statements prepared in a foreign currency.

(iii) 11.45% interest in 2010 ( 20.13% in 2009 ) of 5283 Participações Ltda.

(iv) 0.09% interest of Petrobras Gás S. A. - Gaspetro.

(v) 0.05% interest of Downstream.

(vi) 0.01% interest of Downstream.

(vii) Companies merged into Petrobras Brasileiro S.A. in 2010.

(viii) Companies with shared management, consolidated in proportion to the interests in their capital, except for Ibiritermo, whose activities are controlled by Petrobras and is therefore fully consolidated.

(ix) Companies transferred to Petrobras Distribuidora in 2009.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Specific purpose entities - SPE

Specific purpose entities - SPE	Country	Main activity
Albacora Japão Petróleo Ltda.	Brazil	Exploration and Production
Charter Development LLC – CDC (i)	USA	Exploration and Production
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	Refining
Companhia de Recuperação Secundária S.A. – CRSEC	Brazil	Exploration and Production
Gasene Participações Ltda.	Brazil	Logistics
Nova Transportadora do Nordeste S.A. – NTN	Brazil	Logistics
Nova Transportadora do Sudeste S.A. – NTS	Brazil	Logistics
PDET Offshore S.A.	Brazil	Exploration and Production
Companhia Mexilhão do Brasil	Brazil	Exploration and Production
Non Standard Credit Rights Investment Fund of the Petrobras System	Brazil	Corporate

(i) Companies headquartered abroad with financial statements prepared in a foreign currency.

4.1 Reconciliation of the net equity and net income of consolidated with that of the parent company

	Shareholders' equity			Net income
	12.31.2010	12.31.2009	01.01.2009	2010	2009
Consolidated - IFRS	310,225	166,895	142,842	35,901	33,344
Equity of non-controlling interest	(3,459)	(2,578)	(2,054)	(712)	(3,293)
Deferred assets net of income tax	551	704	938	(153)	(92)
Parent company adjusted to international accounting standards (CPC)	307,317	165,021	141,726	35,036	29,959

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

5 Description of significant accounting policies

5.1 Recognition of revenue, costs and expenses

Sales revenue comprises the value of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales. Sales revenue from crude oil and oil products is recognized in the income statement when all the risks and benefits inherent to the product are transferred to the buyer. The sales revenue from freight and other services is recognized in proportion of completion of the service. The costs and expenses are recognized on the accrual basis.

The net financial results include mainly income from interest on financial investments and government bonds, expenses with interest on financing, gains and losses from valuation to fair value according to the classification of the security, as well as net exchange and monetary variations.

5.2 Financial assets and liabilities

5.2.1 Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within three months of the date of acquisition.

5.2.2 Marketable securities

The Company classifies marketable securities on initial recognition, based on Management’s strategies for these securities in the following categories:

  Securities for trading are stated at fair value. Interest, monetary restatement and changes resulting from the valuation to fair value are recorded in the income statement when incurred.
  Securities available for sale are stated at fair value. Interest and monetary restatement are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement.
  Securities held until maturity are stated at cost of acquisition, plus interest and monetary restatement, which are recorded in the income statement when incurred.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

5.2.3 Accounts receivable

They are initially stated at the amount of the consideration to be received and, subsequently, at amortized cost, and they are deducted from the losses for doubtful accounts.

5.2.4 Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

5.2.5 Derivative financial instruments and hedge operations

All the derivative instruments were recognized in the Company’s balance sheet, both in assets and in liabilities, and are stated at fair value.

In the operations with derivatives, for hedge against variations in the prices of oil and oil products and currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges, the gains and losses resulting from the changes in their fair value are recorded in equity valuation adjustments, in shareholders’ equity, until their settlement.

5.2.6 Capital

Common and preferred shares are classified as shareholders’ equity. Expenditures with the issuing of shares are presented as a deduction from shareholders’ equity, as an additional capital contribution, net of tax effects.

Preferred shares are given priority in the event of reimbursement of capital and receipt of dividends of at least 3% of the value of the net equity of the share, or 5% calculated on the part of the capital represented by this type of shares, where the higher amount shall always prevail, participating on the same terms as common shares, in the capital increases resulting from the incorporation of reserves and profits. Preferred shares are not assured voting rights and are not convertible into common shares and vice versa.

The minimum mandatory dividends comply with the limits defined in the Company’s bylaws and are recognized as liabilities.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

5.3 Inventories

Inventories are presented as follows:

  Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the costs for importing and production, adjusted, when applicable, to their realization value;
  Oil and alcohol products are stated at the average cost of refining or purchase, adjusted, when applicable, to their realization value;
  Materials and supplies are stated at the average purchase cost which does not exceed replacement cost. Imports in transit are stated at the identified cost.

5.4 Corporate investments

Investments in subsidiaries, jointly controlled subsidiaries and also in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, are valued by the equity accounting method.

5.5 Business combinations and goodwill

Assets and liabilities acquired in a business combination are stated in accordance with the method of acquisition and are recognized at their respective fair values. Any excess of the cost of acquisition over the fair value of the net assets acquired (identifiable net assets and liabilities acquired) is recognized as goodwill in intangible assets. When the cost of acquisition is less than the fair value of the net assets acquired, a gain is recognized in the income statement.

5.6 Property, plant and equipment

Valuation

They are stated at the cost of acquisition or construction, which represent the costs for bringing the asset to operating conditions, monetarily restated during hyperinflationary periods, less accumulated depreciation and losses through impairment. The rights that have as objects tangible assets intended for the maintenance of the Company’s activities, resulting from operations that transfer the benefits, risks and control of these assets, are presented at fair value, or if lower, by the present value of the minimum payments of the contract

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The costs incurred with exploration, development and production of oil and gas are recorded according to the successful efforts method. This method establishes that the development costs of all the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the costs for dry exploration wells and the costs linked to noncommercial reserves are recorded in the income statement when they are thus identified.

Material expenses with maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment.

The financial charges on loans taken out that are directly attributable to the acquisition or construction of assets are capitalized as part of the costs of these assets. The costs of loans that are not directly related to the assets are capitalized based on an average funding rate on the balance of the work in progress. These costs are amortized over the estimated useful lives of the respective assets or by the unit of production method.

Depreciation

The equipment and facilities for petroleum and gas production monthly related to the respective developed wells are depreciated according to the volume of production in relation to the proven and developed reserves of each producing field. The straight-line method is used for the assets with a useful life shorter than the life of the field or that are linked to fields in various stages of production.

The stoppages for maintenance occur, on average, in programmed periods of four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

Land is not depreciated. The other items of property, plant and equipment are depreciated according to the straight-line method, based on the following estimated useful lives:

Class of assets	Useful life average weighted
Buildings and improvements	25 years (25-40 years)
Equipment and other assets	20 years 3-31 years

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The Company reviewed the useful economic life of the assets, based on the reports by external appraisers, as follows:

Avarege usefull life
Estimated useful life	Previous	New (average)
Optic system equipament	7 years	20 years
Equipment and facilities of distribution	10 years	14 years
Industrial refining equipment and assemblies	10 years	20 years
Equipment and industrial plant fertilizer	10 years	22 years
Product storage tanks	10 years	26 years
Pipelines	10 years	31 years
Plataforms	16 years	17 years
Thermoelectric power plants	20 years	23 years
Vessels	20 years	25 years

The effects of the change in the estimated useful life of these assets were recognized as from January 1, 2010 and, therefore, the depreciation for fiscal year 2010 was decreased by R$ 1,273 (R$ 847 in the Parent company).

5.7 Intangible assets

They are stated at the cost of acquisition, less accumulated amortization and impairment. They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of petroleum or natural gas, burdensome assignment of exploration rights in blocks of the pre-salt area and public service concessions, in addition to trademarks and patents, software and goodwill from expectations of future profitability resulting from acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries). Goodwill resulting from acquisition of an interest in affiliated companies is presented in the investment.

The signing bonus and burdensome assignment are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life.

5.8 Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008 in the individual statement, which will continue to be amortized in up to 10 years, subject to impairment testing pursuant to Law 11941/09.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

5.9 Decrease to recoverable value - Impairment

The Company evaluates the items of property, plant and equipment, intangible assets with a definite useful life and deferred charges (individual) when there are indications they will not recover their book values. The assets that have an indefinite useful life, such as goodwill for expectations of future profitability, are tested for impairment annually, regardless of whether there are indications of impairment or not.

When applying the impairment test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value. The recoverable value is the higher value between the net sales value of an asset and its value in use. Considering the particularities of the Company’s assets, the recoverable value used for evaluation of the impairment test to recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the company’s best estimates. The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate. This rate is derived from the structured post-tax rate on the weighted average cost of capital (WACC). The main assumptions for the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments required for carrying out the projects.

These evaluations are made at the lowest level of assets for which there are identifiable cash flows. Assets connected with the exploration and development of oil and gas production are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the decrease in the value of goodwill for expectations of future profitability.

5.10 Leasing

The liabilities of lease agreements with transfer of benefits, risks and control of the assets are recognized in liabilities as financial leasing. In the cases where the Company is lessor, these agreements are recognized as receivables in assets. The other lease agreements are classified as operating leases and the payments are recognized as an expense in the income statement during the term of the agreement.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

5.11 Abandonment of wells and dismantling of areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a contra entry to the provision recorded in the liabilities that will bear these expenses. The interest incurred through the updating of the provision is classified as a financial expense.

5.12 Income tax and social contribution

These taxes are calculated and recorded based on the rate of 25% for income tax and 9% for social contribution on taxable income. Deferred taxes and social contributions are recognized as a result of temporary differences, tax loss carry forwards and negative basis of social contribution, when applicable.

For purposes of calculating the income tax and social contribution on current income, the Company adopted the Transition Tax Regime, as established in Law 11941/09, i.e. for calculating taxable income it considered the accounting criteria of Law 6404/76 before the amendments of Law 11638/07. The taxes on temporary differences, generated by adopting the new corporate law, were provisioned for as deferred tax and social contribution assets and liabilities.

5.13 Employee benefits

Provisions are recorded for the actuarial commitments with pension and retirement plans and the healthcare plan, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized during the employees’ time of service.

The projected credit unit method considers each period of service as a generating fact for an additional unit of benefit, which is accumulated for the computation of the final obligation. Additionally, other actuarial assumptions are used, such as estimates of the evolution of costs with healthcare benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees.

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active employees.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The Company also contributes to the national pension and social security plans of international subsidiaries, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred.

5.14 Government subsidies and assistance

Government subsidiaries for investments are recognized as revenue throughout the period, compared with the expenses that it intends to offset on a systematic basis, and are invested in Petrobras in the following manner:

• Subsidies for re-investments: in the same proportion as the depreciation of the asset, and

• Direct subsidies related to the operating profit: directly in the income statement.

The amounts allocated in the income statement will be distributed to the tax incentive reserve, in shareholders’ equity.

5.15 New rules and interpretations not yet adopted

The process of convergence of accounting policies in Brazil to international standards establishes the adoption of a number of standards and amendments to the standards and interpretations of the IFRS, issued by the International Accounting Standards Board (IASB), which still have not come into force for the year ended December 31, 2010, and are the following:

Standard	Description	Valid as from the years beginning on or after:
Amendment to IAS 32	Classification of Rights Issues Applicable when a company issues, on a pro-rata basis to all the shareholders of a certain class, one or more purchase rights for a fixed number of additional shares.	February 1, 2010

Amendment to IFRIC 14	Prepayments of a Minimum Funding Requirement, with respect to defined benefit plans.	January 1, 2011

Amendment to IFRS 7	Disclosures: Transfers of Financial Assets	July 1, 2011

Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets, which established criteria for calculating the tax basis of an asset.	January 1, 2012

IFRC 9

Financial Instruments. It introduces new requirements for classifying and valuing financial assets and liabilities and should also replace the requirements of IAS 39 for sale and impairment of financial instruments, and hedge accounting.

January 1, 2013

The Company is assessing the impacts of these new standards on its financial statements.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

6 Cash and cash equivalents

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

Cash and banks	3,434	2,854	2,622	437	646	394
Financial investments	0	0	0	0	0	0
- In Brazil	0	0	0	0	0	0

Investment funds - Interbank Deposit	12,797	11,921	3,140	10,119	8,429	8
Other investment fund	749	7,202	3,732	325	3,556	6,424
	13,546	19,123	6,872	10,444	11,985	6,432
- Abroad	13,343	7,057	6,605	9,114	4,167	4,442
Total financial investments	26,889	26,180	13,477	19,558	16,152	10,874
Total cash and cash equivalents	30,323	29,034	16,099	19,995	16,798	11,268

Financial investments in Brazil are represented by investments funds whose resources are invested in federal government bonds and investments in quotas of the investment fund in credit rights (FIDC) of the Petrobras System.

Investments abroad comprise time deposits with terms of up to 3 months and other short-term fixed income instruments, made with first tier institutions.

7 Marketable securities

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Available for sale	5,303	4,468	3,773	5,125	4,171	3,589
For trading	25,651	-	132	25,588	-	-
Held until maturity	271	295	450	7,767	1,727	9
	31,225	4,763	4,355	38,480	5,898	3,598
Current	26,017	124	289	33,731	1,718	-
Non-current	5,208	4,639	4,066	4,749	4,180	3,598

Securities available for sale include Series B National Treasury Notes (NTN-B) in the amount of R$ 4,952 (R$ 4,711 in the Parent company) as of December 31, 2010, indexed to the amplified consumer price index (IPCA), with payment of half yearly coupons of 6% p.a. and maturities in 2024 and 2035, and are presented in non-current assets. A part of these NTN-B was given in guarantee to Petros in 2008, after signing the Term of Financial Commitment, as described in Note 22.

The securities for trading refer to mostly investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering their expectation of realization in the short term.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The securities held until maturity in the Parent company include investments in the nonstandard credit assignment investment fund (FIDC-NP) related to non-performing credit rights of its operating activities in the amount of R$ 7,758 at December 31, 2010 and are presented in current assets.

8 Accounts receivable

8.1 Accounts receivable, net

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

Clients
Third parties	17,555	13,600	13,329	3,199	2,187	3,551
Related parties (11.1)	2,722	2,646	2,214	40,473 (*)	58,503 (*)	104,148 (*)
Others	4,729	3,646	3,571	2,732	2,202	1,588
	25,006	19,892	19,114	46,404	62,892	109,287

Less: allowance for doubtful accounts	(2,716)	(2,542)	(2,814)	(466)	(306)	(291)
	22,290	17,350	16,300	45,938	62,586	108,996

Less: non-current trade accounts receivable, net	(4,956)	(3,288)	(1,331)	(29,760)	(49,742)	(91,626)

Short-term accounts receivable, net	17,334	14,062	14,969	16,178	12,844	17,370

(*) It does not include the balances of the dividends receivable of R$ 1,523 at December 31, 2010 (R$ 780 at December 31, 2009), reimbursements receivable of R$ 447 at December 31 2010 (R$ 1,511 at December 31, 2009) and a Credit Assignment Investment Fund of R$ 7,768 at December 31, 2010 (R$ 4,678 at December 31, 2009).

8.2 Changes in the provision for doubtful accounts

	Consolidated		Parent company
	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Opening balance for the year	2,542	2,814	306	291
Additions (*)	380	246	169	37
Write-offs (*)	(206)	(518)	(9)	(22)
Balance at December 31	2,716	2,542	466	306

Current	1,750	1,546	466	306
Non-current	966	996	0	0

(*) It includes exchange variation on the allowance for doubtful accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

8.3 Accounts receivable - overdue

	12.31.2010

	Consolidated	Parent company
Up to 3 months	905	500
From 3 to 6 months	229	56
From 6 to 12 months	352	41
More than 12 months	3,128	571

9 Inventories

	Consolidated			Parent company

	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Products:
Oil products (*)	6,274	5,746	5,551	4,957	4,052	3,993
Alcohol (*)	522	472	594	123	237	281
	6,796	6,218	6,145	5,080	4,289	4,274

Raw materials, mainly crude oil (*)	9,547	9,724	8,309	7,300	7,261	5,298
Maintenance materials and supplies (*)	3,292	3,295	3,340	2,864	2,880	2,865
Others	272	249	710	14	33	105
	19,907	19,486	18,504	15,258	14,463	12,542
Current	19,816	19,448	18,391	15,199	14,437	12,429
Non-current	91	38	113	59	26	113
(*) It includes imports in transit.

10 Petroleum and alcohol accounts - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At December 31, 2010, the balance of the account was R$ 822 and this can be discharged by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

11 Related parties

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market conditions. Intercompany loans are made in accordance with market conditions and applicable legislation.

At December 31, 2010 and 2009, losses were not expected on the realization of these accounts receivable.

11.1 Assets

	PARENT COMPANY
	CURRENT ASSETS		NON-CURRENT ASSETS

	Accounts receivable, mainly for sales	Dividends receivable	Advance for capital increase	Amounts related to construction of gas pipeline	Loans	Other operations	Reimbursement receivable	TOTAL ASSETS
SUBSIDIARIES (*)							0
BR Distribuidora	1,568	334	0	0	141	0	0	2,043
Gaspetro	1,080	289	340	811	0	0	0	2,520
PifCo	3,189	0	0	0	0	4	0	3,193
Downstream	207	0	0	0	183	0	0	390
Transpetro	281	128	0	0	0	0	0	409
PIB-BV Netherlands	264	0	0	0	551	58	0	873
Brasoil	0	0	0	0	26,603	7	0	26,610
BOC	0	0	0	0	30	1	0	31
Petrobras Comercializadora Energia Ltda	65	45	0	0	0	0	0	110
Petrobras Biocombustível S.A.	66	0	103	0	0	0	0	169
Breitener Energética	0	0	0	0	353	0	0	353
Thermoelectric power plants	119	11	14	0	224	0	0	368
Abreu e Lima Refinery	473	0	0	0	0	0	0	473
Cayman Cabiúnas Investment	18	0	0	0	0	0	275	293
Cia Locadora de Equipamentos Petrolíferos	0	542	0	0	0	0	0	542
Other subsidiaries	160	112	8	0	0	7	0	287
	7,490	1,461	465	811	28,085	77	275	38,664
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	481	0	0	0	0	0	72	553
Nova Transportadora do Sudeste - NTS	468	0	0	0	0	0	35	503
PDET Off Shore	0	0	0	0	0	0	65	65
Other SPEs	45	0	0	0	0	0	0	45
	994	0	0	0	0	0	172	1,166
AFFILIATED COMPANIES	232	62	3	0	0	0	0	297
12/31/2010	8,716	1,523	468	811	28,085	77	447	40,127
12/31/2009	7,790	780	295	973	47,837	78	1,511	59,264

(*) It includes its subsidiaries and jointly controlled subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Interest rates for active loans

Index	12.31.2010	12.31.2009

TJLP + 5% p.a.	26	49
LIBOR + 1 to 3% p.a.	24,174	44,798
1.70% p.a.	183	224
101% of CDI	115	171
14.5% p.a.	78	77
IGPM + 6% p.a.	146	146
Other rates	3,363	2,372
	28,085	47,837

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%) in the capital of the Company.

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and, since January 2000, it is being paid off in the form of transport services over 12 years.

At December 31, 2010, the balance of the rights for future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10.7% p.a., is R$ 252 (R$ 339 at December 31, 2009), of which R$ 149 is classified in long term receivable as an advance to suppliers (R$ 231 at December 31, 2009) which includes the amount of R$ 94 (R$ 102 at December 31, 2009) related to the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At December 31, 2010, Petrobras’ total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$ 811 (R$ 973 at December 31, 2009), and is classified under long-term assets as accounts receivable, net.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

11.2 Liabilities

	PARENT COMPANY
	CURRENT LIABILITIES					NON-CURRENT LIABILITIES

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Affreightment of Platforms	Contractual commitments with transfer of benefits, risks and control of assets	Other operations	Contractual commitments with transfer of benefits, risks and control of assets	Loans	Other operations	TOTAL LIABILITIES

SUBSIDIARIES (*)
BR Distribuidora	(384)	(6)	-	-	-	-	-	(26)	(416)
Gaspetro	(659)	(318)	-	-	-	-	-	-	(977)
PifCo	(9,514)	(102)	-	-	-	-	-	(324)	(9,940)
PNBV	(88)	-	(1,562)	-	-	-	-	-	(1,650)
Downstream	(145)	-	-	-	-	-	-	-	(145)
Transpetro	(561)	-	-	-	-	-	-	-	(561)
PIB-BV Netherlands	(337)	(1)	-	-	-	-	-	-	(338)
Brasoil	(158)	-	(7)	-	-	-	-	-	(165)
Thermoelectric power plants	(204)	-	-	(29)	-	(580)	-	-	(813)
Marlim Participações S.A	-	-	-	-	-	-	-	-	-
Cia Locadora de Equipamentos Petrolíferos	-	-	-	(2,192)	-	(2,113)	-	-	(4,305)
Other subsidiaries	(95)	(3)	-	(20)	-	(143)	-	-	(261)
	(12,145)	(430)	(1,569)	(2,241)	-	(2,836)		(350)	(19,571)
SPECIFIC PURPOSE ENTITIES
PDET Offshore		-	-	(172)	(139)	(1,420)	-	-	(1,731)

Nova Transportadora do Nordeste - NTN		-	-	(223)	-	(1,102)	-	-	(1,325)

Nova Transportadora do Sudeste - NTS		-	-	(225)	-	(1,059)	-	-	(1,284)

Charter Development LLC		-	-	-	-	-	-	-	-
Gasene Participações S/A		-	-	(45)	-	(6,235)	-	-	(6,280)
CDMPI			-	(245)	-	(2,272)	-	-	(2,517)
Other SPEs			-	-	-	-	-	-
				(910)	(139)	(12,088)			(13,137)
AFFILIATED COMPANIES	(84)	(2)	-	-	-	-	(54)	-	(140)

12/31/2010	(12,229)	(432)	(1,569)	(3,151)	(139)	(14,924)	(54)	(350)	(32,848)
12/31/2009	(29,723)	(752)	(1,394)	(3,502)	(139)	(10,904)	(49)	(856)	(47,319)

(*) It includes its subsidiaries and jointly controlled subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

11.3 Results

	Parent company
	Results
		Net financial	Exchange and
	Operating income,	income	monetary	TOTAL
	mainly from sales	(expenses)	variations, net	RESULTS
SUBSIDIARIES (*)
Petroquisa	256	-	3	259
BR Distribuidora	57,953	(12)	22	57,963
Gaspetro	4,928	(32)	(7)	4,889
PifCo	19,772	(674)	220	19,318
PNBV	-	(1)	59	58
Downstream	3,548	7	18	3,573
Transpetro	555	-	33	588
PIB-BV Netherlands	111	25	(66)	70
Brasoil	-	1,117	(1,155)	(38)
Petrobras Comercializadora Energia Ltda	464	1	10	475
Thermoelectric power plants	52	(84)	(17)	(49)
Marlim Participações S.A	-	(102)	-	(102)
Cia Locadora de Equipamentos Petrolíferos	-	(531)	-	(531)
Abreu e Lima Refinery	258	-	-	258
Other subsidiaries	310	(2)	(23)	285
	88,207	(288)	(903)	87,016
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	-	(45)	-	(45)
Nova Transportadora do Sudeste - NTS	-	(29)	-	(29)
PDET Offshore	-	(92)	-	(92)
Charter Development LLC	-	(414)	152	(262)
Gasene Participações S/A	-	(431)	-	(431)
Transportadora Gasene	130	-	-	130
Other SPEs	-	(25)	-	(25)
	130	(1,036)	152	(754)
AFFILIATED COMPANIES	11,304	14	(27)	11,291
12/31/2010	99,641	(1,310)	(778)	97,553
12/31/2009	85,900	1,514	(6,603)	80,811
(*) It includes its subsidiaries and jointly controlled subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

11.4 Non Standard Credit Rights Investment Fund - FIDC-NP

The Parent Company Petrobras has invested resources in the non standard credit rights investment fund (FIDC-NP) which is mainly earmarked for the acquisition of performing and/or non-performing credit rights of operations performed by subsidiaries of the Petrobras System.

The amounts invested in government bonds in the FIDC-NP are recorded under cash and cash equivalents and marketable securities according to their respective realization terms.

The financial charges allocable on the sales operations of performing and/or non-performing credit rights are recorded as other current assets.

The assignments of performing credit rights are classified as other current assets, while they are not offset. The assignment of non-performing credit rights are recorded as other accounts and expenses payable in current liabilities

	12.31.2010	12.31.2009
Financial investments	206	3,442
Marketable securities	7,758	1,718
Financial charges to allocate	426	356
Assignments of performing rights	(622)	(838)
Total classified in current assets	7,768	4,678

Assignments of non-performing rights	(15,933)	(14,318)
Total classified in current liabilities	(15,933)	(14,318)

Financial income	184	1,397

11.5 Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

At December 31, 2010, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

Date of maturity	12/31/2010						12/31/2009
of operations	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total
2010	0	0	0	0	0	0	4,927
2011	4,383	3,725	0	0	0	8,108	1,303
2012	449	1,000	83	0	0	1,532	2,706
2013	106	624	0	0	0	730	800
2014	477	1,140	167	0	0	1,784	2,044
2015	3,451	689	0	0	0	4,140	988
2015 onwards	6,736	18,318	1,000	8,681	5,003	39,738	37,684
	15,602	25,496	1,250	8,681	5,003	56,032	50,452

Petrobras has been importing and exporting equipment and material pursuant to Decree 4543/2002, which governs the special customs regime for exporting and importing assets intended for research activities and exploitation of oil and natural gas deposits (Repetro). The benefit of these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil. An appropriate surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The appropriate sureties are granted by Petrobras Distribuidora S/A (BR) and Petrobras Gás S/A (Gaspetro) and the remuneration charged is fixed at 0.30% p.a. on the amount of federal taxes that are suspended.

In the period from January to December 2010, the expenses incurred by Petrobras for obtaining the appropriate sureties were:

	2010	2009
BR	20	20
Gaspetro	19	10
Total	39	30

11.6 Investment fund of subsidiaries abroad

At December 31, 2010 and 2009, the subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company’s projects, mainly the CLEP, Malhas and Marlim Leste (P-53) and Gasene projects, equivalent to R$ 14,048 (R$ 12,724 at December 31, 2009). These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

11.7 Transactions with affiliated companies, government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with affiliated companies, government entities and a pension fund resulted in the following balances:

	Consolidated
	12.31.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Affiliated companies	305	144	950	166
Braskem	84	60	594	76
Quattor	78	43	260	41
Other affiliated companies	143	41	96	49

Government entities and pension funds	42,824	56,007	16,650	49,156
Government bonds	31,098	-	11,561	-
Banco do Brasil S.A.	5,067	9,415	1,484	7,294
Deposits subject to legal proceedings (CEF and BB)	2,466	-	1,716	63
Electricity sector	3,145	-	2,007	-
Petroleum and alcohol account - Federal government credits	822	-	817	-
BNDES	3	36,320	1	34,929
Caixa Econômica Federal	2	5,662	1	3,953
Federal government - Proposed dividends and interest on
shareholders' capital	-	1,118	-	563
National Agency for Petroleum, National Gas and Biofuels	-	2,568	-	1,322
Petros (Pension fund)	-	501	-	523
Others	221	423	(937)	509
	43,129	56,151	17,600	49,322

Current	34,481	8,393	10,394	5,982
Non-current	8,648	47,758	7,206	43,340

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The balances are classified in the Balance Sheet as follows:

	Consolidated
	12.31.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Current assets	34,481		10,394
Cash and cash equivalents	5,424		8,369
Marketable securities	25,525		-
Trade accounts receivable, net	3,392		1,784
Other current assets	140		241

Non-current	8,648		7,206
Petroleum and alcohol account - STN	822		817
Marketable securities	5,177		4,583
Deposits in court	2,468		1,716
Other long-term assets realized	181		90

Current liabilities		8,393		5,982
Financing		3,667		2,836
Proposed dividends		1,596		691
Other current liabilities		3,130		2,455

Non-current liabilities		47,758		43,340
Financing		47,634		43,210
Other non-current liabilities		124		130
	43,129	56,151	17,600	49,322

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Receivables from the electricity sector

The company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations, direct and indirect subsidiaries of Eletrobrás, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobrás.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora S. A. (ADESA), a direct subsidiary of Eletrobrás, whose payments for supplying fuel depend directly on the forwarding of funds from ADESA to these Independent Power Producers.

The balance of these receivables at December 31, 2010 was R$ 3,145 (R$ 2,007 at December 31, 2009), presented in non-current assets and classified as receivables from related parties, of which R$ 2,372 was overdue.

The Company has made systematic collections from the debtors and Eletrobrás, itself, and partial paymentshavebeenmade.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

11.8 Remuneration of officers and employees (expressed in reais)

The Petrobras Plan for Positions and Salaries and for Benefits and Advantages and the specific legislation establish the criteria for all the remunerations attributed by the Company to its officers and employees.

In fiscal year 2010, the highest and lowest remunerations attributed to employees occupying permanent positions, with respect to December, were R$ 60,965.12 and R$ 1,801.35 (R$ 55,747.18 and R$ 1,647.17 at December 31, 2009), respectively. The average remuneration in fiscal year 2010 was R$ 9,522.21 (R$ 8,638.66 at December 31, 2009).

With respect to the Petrobras’s officers, the highest remuneration in 2010, using December as a base, was R$ 69,539.03 (R$ 59,465.04 at December 31, 2009).

The total remuneration for short-term benefits for the Petrobras’s officers during fiscal year 2010 was R$ 8,730,865.00 (R$ 7,099,271.81 at December 31, 2009), which includes fees in amount of R$ 6,442,020.83 (R$ 5,248,780.31 in 2009) referring to seven officers and nine board members.

In consolidated, the fees for the officers and the board of directors total R$ 44,613,649.20 in 2010 (R$ 34,302,730.30 in 2009).

12 Deposits in court

The deposits in court are presented according to the nature of the corresponding lawsuits:

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Labor	940	726	608	888	694	582
Tax (*)	1,193	888	895	912	662	659
Civil (*)	596	362	340	558	330	299
Others	78	13	10	68	5	2
Total	2,807	1,989	1,853	2,426	1,691	1,542

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

13 Acquisitions and sales of assets

13.1 Bussiness Combination

Acquisition of the distribution and logistics businesses of ExxonMobil in Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V and Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$ 463 million, net of the cash and cash equivalents of the companies purchased. In 2010, the company conclude the evaluation of the fair value of the assets acquired was recognized the amount of R$ 163 in Property, plant and equipment and R$ 27 in Intangible assets; and goodwill through expectations of future profitability of R$ 81.

Breitener Energética S.A.

Up till December 31, 2009, Petrobras held 30% of the capital of Breitener Energética S.A., a company established for the purpose of generating electric power, situated in the city of Manaus, in the state of Amazonas. On February 12, 2010, 35% of the interest in the capital was purchased for R$ 3 thousand and Petrobras now holds shareholding control of the company. The appraisal of the fair value of the assets and liabilities has not been concluded and, therefore, was recognized preliminarily, a gain of R$ 17.

13.2 Acquisition of interests jointly controlled subsidiaries

BSBios Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A.

On December 8, 2009, Petrobras Biocombustível invested in the capital of the company BSBios Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A., paying in the amount of R$ 54 for acquisition of 50% of the total shares. In the evaluation of the fair value of the net assets acquired, a surplus value of R$ 2 was identified in the property, plant and equipment.

Bioóleo Industrial e Comercial S.A.

On August 24, 2010, Petrobras Biocombustível entered into the capital of the company Bioóleo Industrial e Comercial S.A. paying in the total amount of R$ 19 for acquisition of 50% of the total shares.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Nova Fronteira Bioenergia S.A.

On November 1, 2010, Petrobras Biocombustível entered into the capital of the company Nova Fronteira Bioenergia S.A., paying in the amount R$ 258, until December 27, for acquisition of 37.05% of the total shares, starting a partnership with Grupo São Martinho S.A. The Company intends to hold 49% of the shares by the end of 2011, as established in the investment agreement.

Brasil Carbonos S.A.

On December 22, 2010, the Company acquired 49% of the total shares of Brasil Carbonos S.A from the Unimetal Group for the amount of R$ 45. In the evaluation of the fair value of the net assets acquired, a surplus value of R$ 28 was identified in the property, plant and equipment.

13.3 Acquisition of affiliated companies

Total Agroindústria Canavieira S.A

On January 18, 2010, Petrobras Biocombustível invested in the capital of Total Agroindústria Canavieira S.A., paying in the amount of R$ 132 up till September 30, for acquisition of 40.37% of the total shares. The Company intends to hold 43.58% of the shares by March 2011, as established in the investment agreement.

Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

The Company, Odebrecht and Unipar executed an investment agreement on January 22, 2010 for integration of the petrochemical interests in Braskem. The consolidation process of the investments was concluded on December 27, through the following steps performed in 2010:

• On February 8, BRK Investimentos Petroquímicos S.A. (BRK) became the holder of common shares issued by Braskem, corresponding to 93.3% of its voting capital, previously held by Petroquisa (31%) and Odebrecht (62.3%).

• On April 14, 2010, the private capital call of Braskem S.A. was finalized with a capital increase in the amount of R$ 3,743, of which R$ 2,500 was paid in by the Company on April 5, 2010 and R$ 1,000 by Odebrecht on March 30.

• On April 27, 2010, Braskem acquired from Unipar 60% of Quattor Participações and, on May 10, 100% of Unipar Comercial and 33.33% of Polibutenos.

• On June 18, the Company incorporated into Braskem 40% of the shares of Quattor Participações S.A. through the issuing of 18,000,087 new common shares.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

• On August 17, there was the transfer of 1,515,433 preferred shares of Braskem, held by Odebrecht, to the Company for a nominal sum.

• On August 30, 2010, also within the ambit of the agreement, Petrobras incorporated in Braskem 10% of the shares of Rio Polímeros S.A. (Riopol) through the issuing of 1,280,132 new preferred shares. This interest in Riopol was purchased from BNDESPAR on August 9, 2010 for R$ 140 and payment will be made in 3 annual installments starting in 2015, restated by the long-term interest rate (TJLP) plus 2.5% p.a.

• On December 27, there was the incorporation of shares of Quattor Petroquímica in Braskem.

As a result of the abovementioned steps, the Company now holds 36.1% of the total capital of Braskem.

Also, on January 22, 2010, the Company and Odebrecht entered into a joint venture agreement which establishes that Braskem will gradually assume the companies that develop the petrochemical businesses of the Suape and Rio de Janeiro complexes.

These transactions are aligned with the Company’s strategic plan for operating in the petrochemical sector in a way that is integrated with its other businesses, adding value to its products and permitting more effective participation in Braskem.

Guarani S.A.

On May 14, 2010, Petrobras Biocombustível paid R$ 683 into the capital of Cruz Alta Participações S.A (a subsidiary of Guarani S.A.), fulfilling the first of the three steps established for entry into the capital of Guarani. Of the other forecast steps, the delisting of shares of Guarani, with a subsequent exchange of the shares of Cruz Alta for shares of Guarani, was concluded on October 29, 2010 and the additional paying in of capital in order to reach a 45.7% interest in the capital of Guarani will take place over five years, reaching, together with the capital already paid in, a total amount of R$ 1,611, as negotiated in the investment agreement. The agreement also establishes the possibility of additional contributions on the part of the partners up to the limit of a 49% interest by Petrobras Biocombustível.

13.4 Acquisition of noncontrolling interest

Acquisition of the entire Pasadena Refinery

In a decision handed down in April 2009, in an arbitration process involving Petrobras America Inc. (PAI) and others and Astra Oil Trading NV (ASTRA) and others, the exercise of the put option by ASTRA was confirmed as valid with respect to PAI and subsidiaries of the remaining 50% of the shares of ASTRA in Pasadena Refining Systems Inc. (“PRSI”) and PRSI Trading Company LP, for the amount of US$ 466 million.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The amounts corresponding to the purchase of the shares and the reimbursement of the payment of the guarantee by BNP to ASTRA have been recognized in the accounting by the Company since the arbitration decision in April 2009. At December 31, 2010, these amounts corresponded to US$ 513 million and US$ 185 million, respectively, already considering the interest due up to this date.

Until now the parties have not reached an agreement with respect to the finalization of various pending items existing between them for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the object of the arbitration decision.

In an arbitration decision before the State Court of Texas in December 2010 a sentence was handed down confirming the Arbitration Award. PAI and its subsidiaries filed an appeal against the decision of the State Court of Texas. To do this, the defendants presented a guarantee to the court. The hearing of the appeal may take up to one year.

The transfer of the shares of PRSI and PRSI Trading from ASTRA to PAI, through the put option is not the subject of questioning by the parties.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress.

This transaction with minority shareholders resulted in a decrease of R$ 520 in shareholders’ equity attributable to the Company’s shareholders, as an additional capital contribution.

Option to sell of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation (Sumitomo) expressed to PIB B.V., a fully owned subsidiary of Petrobras, its interest in exercising the right of sale of 12.5% of the shares of the capital of the Nansei Sekiyu K.K. refinery (Nansei), as part of the rearrangement of its interests in the oil products sector.

The rest of the shareholding capital is already owned by PIB B.V. since 2008.

The share purchase agreement was signed on September 29, 2010 and payment, in the amount equivalent to R$ 49 (JPY 2,365 millions), was made on October 20, 2010 through the delivery of the shares.

Nansei has a refinery located in the Japanese province of Okinawa, with a processing capacity 100 thousand barrels of light petroleum per day, and it produces high quality oil products to the standards of the Japanese market.

This transaction with minority shareholders resulted in a decrease of R$ 18 in shareholders’ equity attributable to the Company’s shareholders, as an additional capital contribution.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Acquisition of a shareholding interest in Refinaria Alberto Pasqualini S.A. - REFAP

On December 14, 2010 Downstream Participações Ltda signed the Agreement for Purchase and Sale of Shares with Repsol YPF for acquisition of 30% of the capital of Refinaria Alberto Pasqualini S.A. (Refap) for US$ 350 million (equivalent to R$ 594). This transaction with noncontrolling shareholders resulted in a decrease of R$ 119 in the net equity attributable to the Company’s shareholders, as an additional capital contribution.

With this acquisition, Downstream holds 100% of the control of the shares of Refap. Repsol had acquired a 30% interest in 2001, as a result of an exchange of assets made between the companies.

Purchase Options of Specific Purpose Entities (SPE)

In 2009 and 2010 the Company exercised its purchase option for the SPEs as established in the option agreement for the purchase of shares entered into with the shareholders of the SPEs.

These operations resulted in an increase of R$ 1,936 in 2009 and a decrease of R$ 826 in 2010, recorded in shareholders’ equity attributable to the Company’s shareholders as an additional capital contribution, as presented in the table below:

			% of shares		Value of	Additional capital contribution
Date of option	Project	Corporate name of the SPE	2009	2010	option	2009	2010
04/30/2009	Marlim	Marlim Participações S.A	100%			57
12/11/2009	CLEP	Companhia Locadora de Equipamentos Petrolíferos	100%		90	1,878
12/30/2009	NovaMarlim	NovaMarlim Participações S.A	43,43%	56,57%		1	1
03/16/2010	Cabuínas	Cayman Cabiúnnas Investment Co. Ltd.		100%	151
08/05/2010	Amazônia	Transportadora Urucu Manaus S.A - TUM		100%			170
09/01/2010	Barracuda & Caratinga	Barracuda & Caratinga Holding Company B.V.		100%			(997)
					241	1,936	(826)

The transfer of the remaining shares of NovaMarlim Participações S.A. was made on May 7, 2010.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

On June 24, 2010, TUM acquired Cia. de Geração Termoelétrica Manauara for R$ 10 thousand and then amalgamated it. On August 5, 2010 the Company exercised its purchase option of TUM and amalgamated it on August 18, 2010. As a consequence of these mergers, Codajás Coari Participações Ltda. and Manaus Geração Termoelétrica Participações Ltda., former parent companies of Cia. de Geração Termoelétrica Manauara and TUM, respectively, stopped being consolidated in Petrobras, as they are no longer involved in Project Amazônia.

On December 7, 2010, NovaMarlim Participações S.A. and Marlim Participações S.A. were merged into Petrobras.

13.5 Sale of assets and other information

Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 4, 2010, Petrobras Argentina S.A. (formerly Petrobras Energia S.A.), approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of refining and distribution assets in Argentina. The deal comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial unit, and a fuel trading network connected to this refinery, consisting of 360 sales points and associated wholesaler clients.

The expected fair value of the transaction of R$ 60 (US$ 36 million), net of the selling costs, is less than the net carrying value, recording a loss R$ 114. This asset held for sale is recorded under other current assets.

The transaction is in the process of approval by the administrative authorities required by the prevailing legislation in Argentina, and is expected to be completed in the first half of 2011.

Gas Brasiliano Distribuidora S.A.

On May 26, 2010, Petrobras Gás S.A. (Gaspetro) entered into an agreement with Ente Nazionale Idrocarburi S.p.A. (ENI) for acquisition of 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD), for the approximate amount of US$ 250 million, subject to adjustments due to the value of the company’s working capital on the settlement date of the transaction.

GBD holds the natural gas distribution service concession in the north west region of the State of São Paulo, in an area that covers 375 municipalities where it attends the industrial, commercial, residential and vehicular demands of the region. The concession agreement began in December 1999 for a duration of 30 years and may be extended for another 20 years. In 2009, the company’s distribution network comprised 734.5 km and the volume of sales was approximately 529 thousand cubic meters of natural gas per day.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Transfer of control will be made only after the conclusion of the transaction, which is conditioned to approval by the Regulatory Agency for Sanitation and Energy of the State of Sao Paulo (ARSESP).

Establishment of Sete Brasil Participações S.A.

The Minutes of the General Shareholders’ Meeting for the establishment of Sete Brasil Participações S.A. were carried out on December 22, 2010. Petrobras has a share holding interest of up to 10% in the capital, jointly with capital investors through a share investment fund (FIP Sondas).

Sete Brasil is a joint stock company established to hold interests in other companies to be created in order to build, operate and charter latest generation, high-performance, cost competitive, drilling rigs, built in Brazil, which are capable of operating fully in the Brazilian pre-salt area, to be chartered by companies, which are concessionaires of exploration blocks, or for clients that have agreements with these companies.

Operations in Ecuador

In 2006, the Ecuadorian government began a series of tax and regulatory reforms with respect to hydrocarbon activities, which significantly affected the agreements for participation in exploration blocks. As from November 24, 2010, all the exploration agreements in force until then had to migrate to service agreements.

Petrobras Argentina S.A. (PESA), through Sociedade Ecuador TLC S.A., holds a 30% interest in the exploration agreements for Block 18 and the unified Palo Azul field, located in the Oriente basin of Ecuador.

PESA decided not to accept the final proposal to migrate its agreements to the new contractual model, thus it is the responsibility of the Ecuadorian Government to indemnify the investments made in those exploration blocks.

Also in Ecuador, PESA has a Ship or Pay agreement entered into with Oleoducto de Crudos Pesados Ltd (OCP) for transporting oil, which is in force since November 10, 2003 with an effective term of 15 years. On account of the commitments assumed for the transport capacity contracted and not used due to the decrease in the volume of oil traded, it recorded liabilities of US$ 85 million at December 31, 2010.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

14 Investments

14.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies

		Thousands of shares/quotas
	Subscribed capital				Net Equity		Net income
	as of December 31,	Common		Preferred	(unsecured		(loss) for the
	2010	shares/quotas		shares	liabilities)		year
Subsidiaries:
Petrobras Distribuidora S.A. - BR	5,153	42,853,453			9,250		1,407
Petrobras Netherlands B.V. - PNBV	4,643	15,127			9,093		2,478
Petrobras Gás S.A. - Gaspetro	4,890	2,536		633	7,554		1,215
Petrobras Química S.A. - Petroquisa	2,379	13,508,637		12,978,886	3,987		171
Petrobras Transporte S.A. - Transpetro	2,072	2,072,466			2,659		548
Comperj Petroquímicos Básicos S.A.	2,433	243,253			2,425		(8)
Termorio S.A.	2,185	2,185,000			2,370		327
Refinaria Abreu e Lima S.A.	1,168	1,168,241			2,015		283
Downstream Participações Ltda.	1,227	1,226,500	(*)		1,628		194
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	827	180,000			1,473		24
Petrobras Biocombustível S.A.	1,396	139,590			1,194		(110)
Termomacaé Ltda	634	634,015	(*)		734		165
Petrobras International Braspetro - PIB BV	6	2,935			(705)		595
Petrobras International Finance Company - PifCo	531	300,050			(571)		(466)
Petrobras Comercializadora de Energia Ltda. - PBEN	217	216,852	(*)		371		189
FAFEN Energia S.A.	381	380,574			343		59
Comperj Poliolefinas S.A.	309	30,868			309		-
Termoceará Ltda.	275	275,226	(*)		278		42
Comperj PET S.A.	272	27,174			272		-
Baixada Santista Energia Ltda.	283	283,136	(*)		249		1
Braspetro Oil Services Company - Brasoil	351	106,210			211		(256)
Sociedade Fluminense de Energia Ltda. - SFE	56	55,556	(*)		187		191
Usina Termelétrica de Juiz de Fora S.A.	109	97,863			132		25
5283 Participações Ltda.	160	160,000			124		(32)
Comperj MEG S.A	1,422	1,421,604	(*)		(81)		156
Comperj Estirênicos S.A.	77	7,696			77		-
Termomacaé Comercializadora de Energia Ltda.	76	7,642			76		-
Braspetro Oil Company - BOC	78	77,599	(*)		57		21
Breitener Energética S.A.		50			56		172
Cordoba Financial Services GmbH	5	1	(**)		37		-
Termobahia S.A.	312	52			34		(2)
Petrobras Negócios Eletrônicos S.A. - E-Petro	21	21,000			26		2
Fundo de Investimento Imobiliário RB Logística - FII	1	117,127	(*)		3		3
Cayman Cabiunas Investment Co.		100	(**)	25,500	-		(3)
Comperj Participações S.A.		1			-		-

Jointly controlled subsidiaries					-		-
Termoaçu S.A.	700	1,254,233			711		2
UTE Norte Fluminense S.A.	481	481,432			653		200
Brasil PCH S.A.	45	45,000			139		50
Ibiritermo S.A.	109	94,188		14,844	132		(3)
Brasympe Energia S.A.	8	7,652			96		38
Participações em Complexos Bioenergéticos S.A. - PCBIOS	26	26,000			71		5
Cia Energética Manauara S.A	61	61,400			63		(1)
Refinaria de Petróleo Riograndense S.A.	15	5,158		10,138	48		58
Brentech Energia S.A.	39	25,901			35		4
Projetos de Transporte de Álcool S.A. - PMCC	25	33,000			15		(9)
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	9	8,715			7		(2)
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	9	12,861			7		(2)
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	9	8,526			7		(2)
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	7	8,838			5		(2)
GNL do Nordeste Ltda.	1	7,507	(*)		-		-

Affiliated companies
Braskem	8,043	451,669		349,997	9,239	(***)	476	(***)
BRK Investimentos Petroquímicos S.A.	2,432	269,193			5,489		905	(***)
UEG Araucária Ltda.	707	707,440	(*)		654		3
Arembepe Energia S.A.	90	90,218			43		(29)
Energética Camaçari Muriçy I Ltda.	67	67,260			36		(8)
Termoelétrica Potiguar S.A. - TEP	37	5,100			31		(16)
Energética SUAPE II	37	36,977			15		(19)
Companhia Energética Potiguar S.A.	8	1			12		5
Bioenergética Britarumã S.A.		110			-

(*) Quotas
(**) Number of shares in units
(***) Data with respect to September 30, 2010 - the most recent data available on the market.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

14.2 Investments (Consolidated)

	12.31.2010	12.31.2009
Affiliated companies
BRK Investimentos Petroquímicos S.A.	3,271	0
Other petrochemical investments	2,995	3,476
Guarani S.A.	680	0
Petroritupano - Orielo	413	531
Petrowayu - La Concepción	327	390
Petrokariña - Mata	212	275
UEG Araucária Ltda.	128	95
Copergás - Cia Pernambucana de Gás	83	83
Refinor	57	71
Other affiliated companies	483	364
	8,649	5,285
Other investments	230	487
	8,879	5,772

14.3 Investments in listed companies

				Quotation on stock
				exchange
	Lot of a thousand shares			(R$ per share)		Market value
Company	12.31.2010	12.31.2009	Type	12.31.2010	12.31.2009	12.31.2010	12.31.2009

Subsidiaries
Petrobras Argentina	678,396	678,396	ON	4,46	2,77	3,026	1,879
						3,026	1,879

Affiliated companies
Braskem	212,427	59,014	ON	17,80	12,44	3,781	734
Braskem	75,793	72,997	PNA	20,37	14,08	1,544	1,028
Quattor Petroquímica	46,049	51,111	PN	6,99	7,40	322	378
						5,647	2,140

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

14.4 Changes in the investments

					Profit and loss
	Balance at 12/31/2009	Acquisition and paying in of capital	Additional Capital Contribution	Write-off through incorporation / capital decrease	Equity accounting	Comprehensive and other	Dividends	Balance at 12/31/2010

Subsidiaries
Petrobras Distribuidora	8,036	-	-	-	1,405	9	(334)	9,116
Petroquisa	3,113	198	608	-	186	1	(109)	3,997
Gaspetro	6,444	15	170	-	1,215	-	(289)	7,555
Transpetro	1,849	356	-	-	508	(11)	(134)	2,568
Brasoil	895	-	(997)	-	(83)	185	-	-
Downstream	946	597	(119)	-	199	-	-	1,623
PBEN	226	-	-	-	189	-	(45)	370
Termorio	2,802	-	-	(600)	327	-	(158)	2,371
FAFEN	281	-	-	-	62	-	-	343
PNBV	3,929	2,805	37	-	2,231	(403)	-	8,599
Baixada Santista	227	21	-	-	1	-	-	249
Termoceará	236	-	-	-	42	-	-	278
Termomacaé Ltda	934	-	-	(300)	165	-	(65)	734
SFE	260	-	-	(200)	201	-	(74)	187
UTE Juiz de Fora	113	-	-	-	25	-	(6)	132
Abreu e Lima Refinery	1,732	-	-	-	283	-	-	2,015
PBIO	100	1,204	-	-	(110)	-	-	1,194
COMPERJ Petroquímicos	1,011	1,422	-	-	(8)	-	-	2,425
COMPERJ PET	130	142	-	-	-	-	-	272
COMPERJ Estirênicos	32	44	-	-	-	-	-	76
COMPERJ MEG	40	37	-	-	-	-	-	77
COMPERJ Poliolefinas	137	172	-	-	-	-	-	309
CLEP	2,005	-	-	-	10	-	(542)	1,473
Other subsidiaries	248	37	1	1	42	(38)	-	291
Jointly controlled subsidiaries	793	33	-	-	92	7	(45)	880
Affiliated companies	0	-	-	-	-	-	-	-
BRK	-	2,510	(588)	-	232	7	(53)	2,108
Other affiliated companies	575	161	4	-	(254)	(3)	(10)	473
	37,094	9,754	(884)	(1,099)	6,960	(246)	(1,864)	49,715

							2010	2009

			Subsidiaries, jointly controlled subsidiaries and affiliated companies				49,715	37,094

			Goodwill				2,242	2,242

			Unrealized income of the Parent company				(1,150)	(1,168)

			Other investments				148	150
			Total investments				50,955	38,318

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

14.5 Information as of December 31, 2010 on the jointly controlled subsidiaries included in the consolidation

	Direct jointly controlled subsidiaries			Indirect jointly controlled subsidiaries

	Thermoelectric	Refinaria de
	power stations	Petróleo	Others	Gas distributors	Others
		Riograndense

Current assets	868	150	169	1,963	1,012
Long-term receivables	942	3	63	241	270
Property, plant and equipment	2,875	52	138	2,035	3,271
Other non-current assets	8	0	13	55	41

Current liabilities	717	80	154	1,582	629
Non-current liabilities	2,207	77	77	506	516
Net Equity	1,758	48	152	2,206	3,449

Minority interest	11	0	0	0	0

Net operating income	1,244	962	962	4,517	1,419
Net income for the year	313	58	41	583	541
Ownership percentage - %	10% a 76,87%	33,20%	33,20% a 51,0%	23,50% a 83,0%	20,00% a 72,00%

14.6 Information on affiliated companies

	2010				2009

	Interest in
	subscribed	Shareholders'	Net income	Non-current	Non-current
	capital - %	equity	for the year	assets	assets
Related to Petroquisa
Deten Química S.A.	27,88	289	63	149	150
NITROCLOR Produtos Químicos Ltda.	38,80	1	0	1	1

Related to BR
Brasil Supply S.A.	10,00	12	(3)	15	3

Related to Gaspetro
Transportadora Sulbrasileira de Gás S.A. - TSB	25,00	27	-	23	24
Companhia Pernambucana de Gás - COPERGAS	41,50	211	32	173	178

Related to Petrobras Biocombustível
Guarani S.A.	26,49	1,920	5	2,728
Total Agroindústria Canavieira S.A.	40,37	177	(1)	251

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

15 Property, plant and equipment

15.1 By type of asset

	Consolidated					Parent company

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Expenses on exploration and development Production of oil and gas (producing fields)	Total	Total
Balance at January 1, 2009	5,949	63,919	94,011	21,815	185,694	117,714
Additions	499	5,414	61,262	1,259	68,434	41,779
Capitalized interest	-	-	3,231	-	3,231	2,564
Write-offs	(89)	(192)	(3,094)	322	(3,053)	(1,834)
Transfers	2,479	16,114	(27,495)	8,036	(866)	(483)
Depreciation, amortization and depletion	(465)	(8,249)	-	(5,195)	(13,909)	(9,746)
Impairment - formation	-	(161)	-	(356)	(517)	(575)
Impairment - reversion	-	16	36	(16)	36	28
Accumulated translation adjustment	(386)	(6,051)	(5,113)	(421)	(11,971)	-
Balance at December 31, 2009	7,987	70,810	122,838	25,444	227,079	149,447
Additions	282	3,355	57,515	3,157	64,309	49,506
Capitalized interest	-	-	5,409	99	5,508	4,223
Business combination	61	70	18	-	149	0
Write-offs	(143)	(109)	(1,524)	(606)	(2,382)	(1,493)
Transfers	2,000	33,935	(44,992)	13,137	4,080	(1,863)
Depreciation, amortization and depletion	(843)	(7,650)	-	(5,730)	(14,223)	(10,149)
Impairment - formation	-	(181)	-	(265)	(446)	(434)
Impairment - reversion	-	131	-	408	539	538
Accumulated translation adjustment	26	(1,435)	(308)	(58)	(1,775)	-
Balance at December 31, 2010	9,370	98,926	138,956	35,586	282,838	189,775
Cost	11,146	128,060	122,838	62,644	324,688	224,729

Accumulated depreciation, amortization and depletion	(3,159)	(57,250)	-	(37,200)	(97,609)	(75,282)
Balance at December 31, 2009	7,987	70,810	122,838	25,444	227,079	149,447

Cost	13,308	163,566	138,956	77,555	393,385	271,824

Accumulated depreciation, amortization and depletion	(3,938)	(64,640)	-	(41,969)	(110,547)	(82,049)
Balance at December 31, 2010	9,370	98,926	138,956	35,586	282,838	189,775

Estimated useful life in years	25 to 40 (except land)	3 to 31		Units of production method

(*) It includes oil and gas exploration and production development assets.

At December 31, 2010, the property, plant and equipment of Consolidated and the Parent company includes assets originating from leasing agreements that transfer benefits, risks and control in the amount of R$ 789 and R$ 17,506, respectively (R$ 1,267 and R$ 16,798 at December 31, 2009).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

15.1.1 By estimated useful life - Consolidated

Buildings and improvements, equipments and other assets

Estimate useful life	Cost	Accumulated	Balance at
		depreciation	December 31, 2010
Until 5 years	6,712	(4,332)	2,380
6 - 10 years	29,687	(13,839)	15,848
11 - 15 years	3,158	(1,494)	1,664
16 - 20 years	31,696	(14,130)	17,566
21 - 25 years	22,496	(8,248)	14,248
25 - 30 years	49,273	(7,453)	41,820
30 years and onwards	4,072	(2,760)	1,312
Production Unit Method	28,353	(16,324)	12,029
	175,447	(68,580)	106,867

Buildings and improvements	11,881	(3,940)	7,941
Equipments and other assets	163,566	(64,640)	98,926

15.2 Depreciation

The depreciation for the years ended December 31, 2010 and 2009 is presented below:

	Consolidated		Parent company
	2010	2009	2010	2009
Portion absorbed in funding:
Of assets	7,344	7,626	4,752	5,225
Of exploration and production expenses	5,344	4,662	4,326	3,527
Capitalized / provisioned
cost for abandonment of wells	386	827	327	530
	13,074	13,115	9,405	9,282

Portion recorded directly in the results	1,149	794	744	464
	14,223	13,909	10,149	9,746

15.3 Impairment of assets

Exploration and Production

The evaluation of recoverability of the assets resulted in a loss of R$ 434, which is related mainly to the assets in production in Brazil. The oil and natural gas fields that presented losses are at the maturity stage of their useful lives and, considering the levels of their future production and their cost structures, they pointed to the need for a reduction in their recoverable value.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

This evaluation also indicated that the loss through devaluation, recognized in prior periods for some oil and natural gas fields, decreased or ceased to exist, considering, especially, the management of a reserve that resulted in an increase in recovery of the reserves, in addition to the increase in the scenario of projected prices for Brent oil, which resulted in a reversal in the amount of R$ 538.

16 Intangible assets

16.1 By type of asset

	Consolidated					Parent Company
		Software

	Rights and Concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at December 31, 2008	6,876	441	1,344	931	9,592	3,233
Addition	315	83	311	16	725	363
Capitalized interest	-	-	19	-	19	19
Write-off	(58)	(8)	(17)	-	(83)	(29)
Transfers	(108)	40	(3)	18	(53)	1
Amortization	(223)	(149)	(291)	-	(663)	(371)
Accumulated translation adjustment	(1,195)	(32)	1	(40)	(1,266)	-
Balance at December 31, 2009	5,607	375	1,364	925	8,271	3,216
Addition	312	90	328	3	733	455
Oil exploration rights – Onerous assignment	74,808	-	-	-	74,808	74,808
Acquisition through business combination	1	-	0	20	21	-
Capitalized interest	-	0	25	-	25	25
Write-off	(318)	(4)	(2)	(2)	(326)	(42)
Transfers	376	(11)	33	83	481	14
Amortization	(160)	(121)	(375)	-	(656)	(434)
Impairment - formation	(54)	-	-	-	(54)	-
Accumulated translation adjustment	(195)	(3)	-	(7)	(205)	-
Balance at December 31, 2010	80,377	326	1,373	1,022	83,098	78,042

Estimated useful life - years	25	5	5	Indefinida

16.2 Oil exploration rights - Onerous assignment

On September 3, 2010, Petrobras, as assignee, the Federal Government as assignor, and the National Agency for Petroleum, Natural Gas and Biofuels (ANP) as regulator and supervisor, executed an agreement for onerous assignment of the right to exercise research and mining activities for petroleum, natural gas and other fluid hydrocarbons located in blocks in the pre-salt area, limited to the production of five billion barrels of oil equivalents for 40 years.

All the terms of the Onerous Assignment Agreement were approved by the Company’s Board of Directors on September 1, 2010, by the National Energy Policy Council (CNPE) and by the minority shareholders’ committee.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

As a reciprocal obligation to the right of exercising oil exploration and production activities, the Company paid, with funds originating from the public share offering, the settlement of which took place on September 29, 2010, the amount of R$ 67,816 in National Treasury Bills and R$ 6,992 in local currency, amounting to the total for the right of exploration of R$ 74,808, which will be amortized in accordance with the future units produced and will be subject to impairment testing.

The initial value of the Onerous Assignment Agreement was determined through negotiation between Petrobras and the Federal Government, based on technical appraisals prepared by independent certifying entities that were contracted by Petrobras and by ANP in the terms of Law 12276/10, resulting in a weighted average price of R$ 14.96 (US$ 8.51) per barrel for the areas presented below:

	Volumes
Blocks	Millions of boe	Amount
Franco	3,058	48,621
Florim	467	7,400
Northeast of Tupi	428	6,425
Around Iara	600	6,137
South Guará	319	4,456
South of Tupi	128	1,769
	5,000	74,808

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports. If the review determines that the acquired rights reach an amount greater than that initially paid, the Company will be able to pay the difference to the Federal Government, recognizing this difference as an intangible asset, or it will be able to reduce the overall volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid, the Government will reimburse the difference, in currency or marketable securities, in accordance with the budget law.

The knowledge of the reserves and the geological uncertainties remain unchanged since the signing of the onerous assignment agreement. The final value of the cost of the assignment will depend mainly on full knowledge: of the reserves, of the production scenarios and the technologies to be developed, which should occur not later than 2014, the deadline stipulated for the declaration of commerciality.

The drilling plans for the blocks that involve the assignment area are being complied with, in accordance with the established schedule.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

16.3 Devolution of exploration areas to ANP

During fiscal year 2010, the rights to the following exploration blocks were returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP):

• Blocks - Exclusive concession of Petrobras:

São Francisco land basin: SF-T-103 and SF-T-113.

Santos basin: S-M-729, S-M-790, S-M-1226 and S-M-1354

Recôncavo land basin: REC-T-168

Pará-Maranhão basin: PAMA-M-135

• Blocks in partnership returned by their respective operators:

Potiguar land basin: POT-T-354, POT-T-605, POT-T-606;

Santos basin: S-M-616, S-M-617, S-M-670 and S-M-728

Espírito Santo basin: ES-T-227 and BT-ES-14

16.4 Devolution to ANP of petroleum and natural gas fields operated by Petrobras

During fiscal year 2010, Petrobras returned to ANP the rights to the Carapó field located on the continental platform of the state of Espírito Santo.

16.5 Concession of services for distribution of piped natural gas

The Company holds a shareholding interest in natural gas distributors, located in Brazil and Argentina, in addition to a concession agreement for exploitation of these services in Brazil.

In Brazil, the concessionaires have concession agreements for a period of 30 or 50 years and they started up their activities in different periods, using gas pipelines built by or purchased from third parties, with natural gas originating from Brazil and Bolivia. These agreements contain clauses that permit their renewal and establish quarterly readjustments of the tariffs practiced in order to reflect changes in the international price of oil, the US dollar (in the case of the companies that use imported natural gas) or price indexes for the consumer.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The concession agreements abroad for transport and distribution of natural gas are for a period of 30 to 35 years. The agreements establish quarterly and half-yearly adjustments, so as to reflect the changes in the production indexes and other factors determined by the regulatory agencies.

The remuneration for providing services in Brazil and abroad consists of a combination of, basically, two components: operating costs and expenses; and remuneration of the capital invested.

In the case of the concessions in Brazil, at the end of the concession period, if it is not renewed, the gas pipeline infrastructure becomes the property of the Granting Authority and there is no more involvement of the distributors in the operating or maintenance requirements and the amount to be reimbursed will be calculated based on the investments made in the last 5 or 10 years of the concession or the residual value of the assets linked to providing the service. In the case of the concession in Argentina, the amount to be reimbursed at the end of the concession is recorded as long-term accounts receivable in the amount of R$ 80.

The amount of the concessions recorded in intangible assets is R$ 972 at December 31, 2010.

16.6 Impairment of assets

Petrobras recorded a provision for loss through impairment of intangible assets - Concession for distribution of gas in the international area, in the amount of R$ 54.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

17 Exploration activities and valuation of oil and gas reserves

Information on reserves

The net proven oil and gas reserves were estimated by the Company, in conformity with the concepts of reserves defined by the Securities and Exchange Commission.

Pursuant to Law 9478 of August 6, 1997, oil and natural gas reserves in Brazil belong to the federal government. Oil and natural gas exploration, development and production activities may be carried out by third parties through concession agreements. Therefore, the expenditures incurred in order to exploit and develop production are presented in Petrobras’ assets and not the volume of monetized reserves.

The proven oil and gas reserves correspond to the estimated quantities of crude oil and natural, condensed gas that, through the analysis of geo-engineering data, may be estimated with reasonable certainty, and is considered commercial, from a known reserve, under defined economic conditions, known operation methods and in a valid regulatory situation, on a determined date.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The developed proven reserves correspond to the quantities of hydrocarbons that it is expected to recover in the existing projects for exploitation of oil and gas from existing wells through existing equipment and operating methods. Undeveloped proven reserves correspond to the volumes of hydrocarbons that it is expected to recover as a result of future investments in drilling of wells and in additional equipment.

The estimate for reserves includes uncertainties inherent to the business and, accordingly, changes may occur in the measure that our knowledge increases through the acquisition of new information.

In the international proven reserves for 2009 and 2010 the reserves of Bolivia are not being included, in compliance with the requirements of the New Political Constitution of the State (NCPE), which prohibits the annotation and recording of oil and gas reserves by private companies in Bolivia.

The net proven oil and gas reserves estimated by the company are presented in the following table:

	Oil (billions of bbl) (*)			Gas (billions\ of m³) (*)			Oil + Gas (billions of boe) (*)
	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total
Balance at 12/31/2009	9,919	0,343	10,262	261,243	31,808	293,051	11,563	0,530	12,093
Change in the reserves	1,155	0,050	1,205	34,710	9,044	43,754	1,373	0,103	1,476
Production	(0,695)	(0,048)	(0,743)	(16,302)	(3,252)	(19,554)	(0,797)	(0,067)	(0,864)
Balance at 12/31/2010	10,379	0,345	10,724	279,651	37,600	317,251	12,139	0,566	12,705
Reserve of non-consolidated companies
Balance at 12/31/2009		0,040	0,040		1,787	1,787		0,051	0,051
Balance at 12/31/2010		0,033	0,033		1,691	1691		0,043	0,043
Proven and developed reserves
At 12/31/2009	6,121	0,202	6,323	142,627	15,709	158,336	7,019	0,295	7,314
At 12/31/010	6,931	0,183	7,114	184,822	15,855	200,677	8,094	0,276	8,370

(*) Unaudited.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

a) Exploration costs

	Consolidated		Parent company
	2010	2009	2010	2009
Expenses with geology and geophysics	1,299	1,847	1,113	1,363
Wells without economic viability (dry wells)	2,081	2,154	1,455	1,815
Other exploration expenses	424	130	40	16
Total expenses	3,804	4,131	2,608	3,194

b) Cash used

	Consolidated		Parent company
	2010	2009	2010	2009
Operating activities	1,395	1,698	1,113	1,363
Investment activities	15,600	6,751	14,297	5,446
Total cash used	16,995	8,449	15,410	6,809

c) Capitalized balances

	Consolidated		Parent company
	31.12.2010	31.12.2009	30.12.2010	31.12.2009
Intangible assets	78,400	2,278	76,221	1,361
Property, plant and equipment	15,729	10,633	9,309	6,602
Total assets	94,129	12,911	85,530	7,963

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

18 Financing

	Consolidated						Parent company
	Current			Non-current			Current			Non-current
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Abroad
Financial institutions	10,798	9,314	8,216	29,460	18,820	17,144	201	255	423	11,973	5,856	1,187
Bearer bonds - Notes, Global Notes and Bonds	1,242	1,275	740	19,617	21,009	12,990	747
Trust Certificates - Senior/Junior	116	120	160	318	451	762
Others	26	3	619	167	174	623
Subtotal	12,182	10,712	9,735	49,562	40,454	31,519	948	255	423	11,973	5,856	1,187

In Brazil
Export Credit Notes	110	1,100	579	10,489	6,177	3,367	110	1,100	579	10,495	6,177	3,367
National Bank for Economic and Social
Development - BNDES	2,103	1,520	1,138	32,753	32,065	7,642	182	191		8,254	8,632
Debentures	319	1,654	329	2,448	2,359	3,741	141	1,493	176	1,715	1,632	3,056
FINAME - Earmarked for construction of Bolivia-Brazil
gas pipeline	72	81	99	532	104	245	71	77	96	387	101	241
Bank Credit Certificate	53	7	12	3,606	3,771	3,606	54	7	12	3,606	3,606	3,606
Advance on exchange contracts (ACC)		4	1,615						1,179
Others	653	88	133	2,661	1,615	1,042			41
Subtotal	3,310	4,454	3,905	52,489	46,091	19,643	558	2,868	2,083	24,457	20,148	10,270
	15,492	15,166	13,640	102,051	86,545	51,162	1,506	3,123	2,506	36,430	26,004	11,457

Interest on financing	1,558	1,419	823				592	671	229
Current portion of the financing in
non-current liabilities (Principal)	5,109	6,163	8,907						1,108
Short-term financing	8,825	7,584	3,910				914	2,452	1,169
Total financing	15,492	15,166	13,640				1,506	3,123	2,506

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

18.1 Maturities of the principal and interest of the financing in non-current liabilities

	12.31.2010
	Consolidated	Parent company
2012	6,922	1,912
2013	4,715	408
2014	6,304	1,708
2015	8,962	2,401
2016 onwards	75,148	30,001
Total	102,051	36,430

18.2 Interest rates for the financing in non-current liabilities

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Abroad
Up to 6%	36,321	24,949	21,976	11,912	5,758	924
From 6 to 8%	11,173	12,965	5,728	61	98	263
From 8 to 10%	1,365	2,208	3,207
From 10 to 12%	61	79	246
More than 12%	642	253	362
	49,562	40,454	31,519	11,973	5,856	1,187
In Brazil
Up to 6%	4,480	2,846	2,758	387	102	240
From 6 to 8%	30,097	25,921	872	8,254	8,632
From 8 to 10%	990	8,570	5,789	234	2,899	368
From 10 to 12%	16,922	8,754	10,224	15,582	8,515	9,662
	52,489	46,091	19,643	24,457	20,148	10,270
	102,051	86,545	51,162	36,430	26,004	11,457

18.3 Balances per currencies in non-current liabilities

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
US dollar	46,870	39,417	30,906	11,852	5,671	1,044
Yen	2,734	2,189	3,211	122	185	382
Euro	214	81	109			1
Real (*)	51,911	44,374	16,551	24,456	20,148	10,030
Others	322	484	385
	102,051	86,545	51,162	36,430	26,004	11,457

* At December 31, 2010, it includes R$ 23,906 in financing in local currency parameterized to the variation of the dollar;
and also financing abroad in reais parameterized to the variation of the general market price index (IGPM).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The hedges contracted for coverage of notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 32 and 34, respectively.

18.4 Average weighted rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of work in progress, was 4.0% p.a. in 2010 (2.8% p.a. in 2009).

18.5 Raising of capital

The main long-term raising of capital carried out in 2010 is presented as follows:

a) Abroad

		Amount
Company	Date	(US$)	Maturity	Description

Petrobras	Feb-10	2,000	2019	Financing obtained from the China Development Bank (CDB) - Libor plus spread of 2.8% p.a.

Petrobras	Mar-10	2,000	2019	Financing obtained from the China Development Bank (CDB) - Libor plus spread of 2.8% p.a.

PNBV	Apr-10	1,000	2015	Line of credit with Credit Agricole and Investment Bank - Libor+ 1.625% p.a.

PNBV	Jul-10	1,000	2017	Loan note from Santander Chartered Bank - Libor plus 1.79% p.a.

PNBV	Aug-10	1,000	2015	Loan from Citibank - Libor plus 1.61% p.a.

PNBV	Nov-10	500	2016	Loan from Société Générale - Libor plus 1.62% p.a.

PNBV	Nov-10	314	2021	Loan from CITIBANK and EKSPORTFINANS - Libor plus 0.725% p.a.
		7,814

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) In Brazil

Company	Date	Amount	Maturity	Description

REFAP	fev/10 e mar/10	600	2015	Financing obtained from Banco do Brasil S/A through the issuing of Export Credit Notes at a rate of 109.4% and 109.5% of the average CDI

Petrobras	Jun-10	2,200	2016	Financing obtained from Banco do Brasil S/A through the issuing of Export Credit Notes at a rate of 110.5% of the average CDI + flat fee of 0.85%

Petrobras	Jun-10	2,000	2017	Financing obtained from Caixa Econômica Federal through the issuing of Export Credit Notes at a rate of 112.9% of the average CDI.

Petrobras	Nov-10	3,950	2016	Financing obtained from Banco do Brasil S/A through the issuing of Export Credit Notes at a rate of 109% of the average CDI + flat fee of 1.25%

		8,750

18.6 Other information

The loans and financing are intended mainly for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

18.6.1 Financing with official credit agencies

a) Abroad

		Amount in US$ thousands
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	Libor + 2,8%a.a

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) In Brazil

Company	Agency	Contracted	Used	Balance	Description

Transpetro (*)	BNDES	9,005	543	8,462	Modernization and Expansion Program for the Fleet (PROMEF) - TJLP + 2.5% p.a. for Brazilian and 3% p.a. for imported products

Petrobras	Banco do Brasil	500	353	147	Commercial Credit Certificate (FINAME) - 4.5% p.a.

Petrobras	Caixa Econômica Federal	300	0	300	Bank Credit Certificate – Revolving Credit – 110% of average CDI

Transportadora Urucu Manaus TUM (**)	BNDES	3,183	3,159	24	Coari-Manaus gas pipeline - TJLP + 1.76% /1.96% p.a.

Transportadora GASENE	BNDES	2,215	2,215	0	Cacimbas-Catu gas pipeline (GASCAC) - TJLP+1.96% p.a.

Transportadora GASENE	BNDES	949	949	0	Cabiúnas-Vitória gas pipeline (GASCAV) - TJLP + 1.96% p.a.

(*) Agreements were entered into for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of R$ 10,005, where 90% is financed by BNDES.
(**) On August 18, 2010 SPE Transportadora Urucu Manaus (TUM) was taken over by Company.

18.6.2 Debentures

The debentures issued by Petrobras financed, through BNDES, the acquisition in advance of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO - Transportation Capacity Option) and totaled R$ 430 (43,000 debentures) with maturity on February 15, 2015. These debentures are secured by common shares of TBG.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In 2006, Refap issued 852,600 simple, registered, book-entry debentures in the amount of R$ 853 with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES at the long-term interest rate (TJLP) + 3.8% p.a.; and 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2.3% p.a. In May 2008 Refap issued another 507,989 debentures with similar characteristics in the amount of R$ 508.

18.6.3 Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of multilateral loan agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

Refap has a financial investment account indexed to the variation of the Interbank Deposit Certificate (CDI) as a guarantee for the debentures, the balance of which should be three times the value of the sum of the last payment of amortization of the principal and accessories.

Petrobras develops structured projects through specific purpose entities (SPE) for the purpose of providing funds for the continuous development of its transport and oil and gas production infrastructure projects, in addition to improvements in the refineries, where the guarantees given to the Brazilian and international financial agents are the assets, themselves, of the projects, as well as lien of credit rights and shares of the SPEs.

18.6.4 Indebtedness of CIESA

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), PESA transferred its 7.35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to Enron Pipeline Company Argentina S.A. (ENRON) and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee, the addressee of which would be indicated by CIESA, according to the terms of the financial restructuring to be agreed upon with its creditors.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In a second stage of the process, the agreement for restructuring the financial debt entered into in September 2005 between CIESA, PESA, Petrobras Hispano Argentina S.A. (a subsidiary of PESA), ENRON, ABN AMRO Bank N.V. (Argentine branch), and the financial creditors, considered the capitalization of the debt for a face value of approximately US$ 201 million, as well as the interest incurred to be added.

The agreement for restructuring of the debt is subject to the governmental approval of Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia.

While it was awaiting the governmental approvals, in January 2009 Ashmore Energy International Limited (AEI) declared it was the sole owner of CIESA's negotiable obligations, and also claimed the termination of the restructuring agreement of the debt, which was contested immediately by CIESA through litigation in the Courts of the State of New York in the United States of America.

Accordingly, since 2009 and during 2010, appeals were presented by both parties, however, up till the present date the New York court has not yet handed down a final decision on the matter.

19 Leasing

19.1 Receipts / minimum payments of financial leasing with transfer of benefits, risks and control

	12.31.2010
	Consolidated		Parent company
	Minimum	Minimum	Minimum
	receipts	payments	payments

2011	327	186	2,892
2012 - 2015	1,258	166	13,757
2016 onwards	4,203	107	8,641
Estimated payments/receipts from commitments	5,788	459	25,290
Less amount of annual interest	(2,830)	(87)	(7,165)
Present value of the minimum payments/receipts	2,958	372	18,125
Current	131	176	3,149
Non-current	2,827	196	14,976

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

19.2 Minimum payments of operating leases without transfer of benefits, risks and control

	12.31.2010
	Consolidated	Parent company
2011	17,736	18,948
2012 - 2015	44,732	63,311
2016 onwards	17,640	55,420
Total	80,108	137,679

In 2010 the Company paid the amount of R$ 9,903 (R$ 14,727 in the Parent company) recognized as an expense in the year.

20 Provisions for dismantling of areas (non-current)

	Consolidated	Parent company
Balance at January 1, 2009	5,417	4,811
Addition	1,085	1,085
Reversal	(1,698)	(1,823)
Use	(188)	-
Updating of interest	356	346
Accumulated translation adjustment	(181)	-
Balance at December 31, 2009	4,791	4,419
Addition	2,288	2,087
Reversal	(493)	(493)
Use	(485)	(158)
Transfers	194	-
Updating of interest	229	217
Accumulated translation adjustment	(19)	-
Balance at December 30, 2010	6,505	6,072

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

21 Taxes, contributions and profit-sharing

21.1 Recoverable taxes

Current assets	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
In Brazil:
ICMS	2,650	2,386	2,527	1,662	1,671	1,917
PASEP/COFINS	3,458	1,563	1,323	3,021	1,153	883
CIDE	75	52	223	66	32	34
Income tax	1,479	1,702	2,006	748	781	1,460
Social contribution	359	445	801	189	181	664
Other taxes	390	476	409	225	231	225
	8,411	6,624	7,289	5,911	4,049	5,183
Abroad:
Added value tax - VAT	95	101	313
Other taxes	429	298	269
	524	399	582
	8,935	7,023	7,871	5,911	4,049	5,183

21.2 Taxes, contributions and profit-sharing payable

Current liabilities	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
ICMS	1,968	1,676	1,741	1,622	1,352	1,403
PASEP/COFINS	1,125	1,083	1,064	848	846	902
CIDE	751	651	447	684	583	411
Special interest /Royalties	3,618	4,656	2,528	3,583	4,596	2,492
Income tax and social contribution withheld at
source	685	549	1,222	640	513	872
Current income tax and social contribution	1,001	1,055	794
Other taxes	1,102	920	759	460	378	388
	10,250	10,590	8,555	7,837	8,268	6,468

21.3 Deferred income tax and social contribution - non-current

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Non-current
Assets
Deferred income tax and social contribution	6,471	6,676	5,742	2,951	3,310	1,908
Deferred ICMS	2,421	2,527	1,998	2,005	1,899	1,538
Deferred PASEP and COFINS	8,063	6,917	4,842	6,834	6,431	4,599
Others	256	111	428
	17,211	16,231	13,010	11,790	11,640	8,045
Liabilities
Deferred income tax and social contribution	26,118	20,406	17,577	21,808	16,855	14,892
Others	43	52	65
	26,161	20,458	17,642	21,808	16,855	14,892

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

21.4 Deferred income tax and social contribution

The grounds and expectations for realization are presented as follows:

a) Deferred income tax and social contribution assets

2010
Nature	Consolidated	Parent company	Grounds for realization

Unearned income between companies of the system	1,230		Effective realization of income
Tax losses	1,144		With future taxable income
Remuneration of shareholders - Interest on shareholders' capital	781	754	By individualized credit to shareholders
Provisions for contingencies and doubtful accounts	679	477	Consummation of the loss and filing of suits and credits overdue
Provision for profit sharing	562	486	Through payment
Provision for dismantling of areas	502	502	Realization of the expenditures
Provision for loss from impairment	327	327	Write-offs of assets
Pension plan	257	225	Payment of the contributions by the sponsor.
Absorption of conditional financing	96		Expiration of the financing agreements
Temporary difference between accounting and tax depreciation criteria	87	110	Realization over the term of straight-line depreciation
Temporary difference between payments of contractual commitments with transfer of benefits, risks and control of assets and depreciation	83		Realization of the assets
Foreign exchange variation	15		Settlement of the contracts
Provision for investment in research and development	(4)	(4)	Disposal of assets
Others	712	74
Total	6,471	2,951

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Deferred income tax and social contribution liabilities

2010
Nature	Consolidated	Parent company	Grounds for realization

Costs with exploration and drilling for oil	17,984	17,984	Depreciation based on the unit of production method in relation to proven/developed reserves of oil fields

Capitalized interest	1,937	1,937	Depreciation over the useful life of the asset or disposal

Foreign exchange variation	1,882	453	Settlement of the contracts

Temporary difference between accounting and tax depreciation criteria	1,475	48	Depreciation over the useful life of the asset or disposal

Temporary difference of contractual commitments with transfer of benefits, risks and control of assets and depreciation	1,027	910	Settlement of the liabilities

Income tax and social contribution - foreign operations	114	47	Occurrence of generating facts for making income available.

Investments in subsidiaries and affiliated companies	127		Occurrence of generating facts for making income available.

Others	1,572	429

Total	26,118	21,808

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

c) Realization of deferred income tax and social contribution

In the Parent company, the realization of tax credits from deferred assets in the amount of R$ 2,951 does not depend on future income because they will be absorbed annually by the realization of the deferred tax liability. In the consolidated statements, for the portion that exceeds the Parent Company’s balance, when applicable, the managements of the subsidiaries expect to offset these credits based on projections they have made.

	Expectations of realization
	Consolidated		Parent company
	Income tax and CSLL deferred assets	Income tax and CSLL deferred liabilities	Income tax and CSLL deferred assets	Income tax and CSLL deferred liabilities
2011	2,197	2,969	1,787	2,698
2012	566	3,395	22	2,254
2013	297	2,658	3	2,244
2014	332	2,759	5	2,324
2015	947	2,783	664	2,413
2016	403	2,838	15	2,422
2017 onwards	1,729	8,716	455	7,453
Portion recorded in the accounting	6,471	26,118	2,951	21,808
Portion not recorded in the accounting	1,804
Total	8,275	26,118	2,951	21,808

The subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to R$ 1,158 (US$ 695 million) resulting from accumulated tax losses, originating mainly from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years as from the date of their formation.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized according to the tax legislation of each country, if the venture is successful, through the generation of future taxable income.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

d) Changes in the deferred income taxes and social contribution

	Consolidated
	Balance at January 1, 2009	Recognized in the results for the year	Recognized in shareholders’ equity (Comprehensive Results)	Accumulated translation adjustment	Other	Balance at December 31, 2009
Deferred taxes
Property, plant and equipment	(11,388)	(3,242)		189	566	(13,875)
Accounts receivable/payable, loans and financing	(3,020)	2,252		2	(50)	(816)
Financial leases	(289)	(1,245)			122	(1,412)
Provision for legal proceedings	(1,088)	(228)		338	88	(890)
Tax losses	1,736	343		(457)	(3)	1,619
Inventories	500	115		(2)		613
Interest on shareholders’ equity		358				358
Others	1,714	(112)	(137)	4	(796)	673
Total deferred taxes - net	(11,835)	(1,759)	(137)	74	(73)	(13,730)

Deferred tax assets	5,742					6,676
Deferred tax liabilities	(17,577)					(20,406)

	Consolidated
	Balance at December 31, 2009	Recognized in the results for the year	Recognized in shareholders’ equity (Comprehensive Results)	Accumulated translation adjustment	Other	Balance at December 31, 2010
Deferred taxes
Property, plant and equipment	(14,011)	(5,071)		52	33	(18,997)
Accounts receivable/payable, loans and financing	(450)	(1,480)		1	72	(1,857)
Financial leases	(1,369)	246			(17)	(1,140)
Provision for legal proceedings	(970)	(32)		55	88	(859)
Tax losses	1,234	304		(55)	(5)	1,478
Inventories	995	(154)				841
Interest on shareholders’ equity	358	396				754
Others	483	(3)	(103)	(14)	(230)	133
Total deferred taxes - net	(13,730)	(5,794)	(103)	39	(59)	(19,647)

Deferred tax assets	6,676					6,471
Deferred tax liabilities	(20,406)					(26,118)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

21.5 Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of the taxes recorded in the third quarter of 2010 and 2009 are presented as follows:

a) Consolidated

	R$ thousand
	2010	2009

Income for the year before taxes and after employee profit sharing	48,137	44,275

Income tax and social contribution at statutory rates (34%)	(16,367)	(15,054)

Adjustments for calculation of the effective rate:

• Credit resulting from inclusion of interest on shareholders' capital as operating	3,455	2,446

• Results of companies abroad with different rates	601	1,241

• Tax incentives	162	160

• Tax losses	33	(146)

• Permanent additions, net	(385)	(201)

• Tax credits of companies abroad in the exploration stage	(31)	(152)

• Others	296	775

Expense for provision for income tax and social contribution	(12,236)	(10,931)

Deferred income tax/social contribution	(5,794)	(1,759)
Current income tax/social contribution	(6,442)	(9,172)

	(12,236)	(10,931)

Effective rate for income tax and social contribution	25,4%	24,7%

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Parent company

	R$ thousand
	2010	2009
Income for the year before taxes and after employee profit sharing	43,799	36,253
Income tax and social contribution at statutory rates (34%)	(14,892)	(12,326)
Adjustments for calculation of the effective rate:
• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	3,455	2,446
• Permanent additions, net (*)	2,153	2,829
• Tax incentives	131	144
• Others items	390	613
Expense for provision for income tax and social contribution	(8,763)	(6,294)
Deferred income tax/social contribution	(5,149)	(424)
Current income tax/social contribution	(3,614)	(5,870)
	(8,763)	(6,294)
Effective rate of income tax and social contribution	20,0%	17,4%

(*) It includes equity accounting.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

22 Employee benefits

The balances related to benefits granted to employees are presented as follows:

	Consolidated			Parent company
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

Liabilities
Pension plans	4,795	4,598	4,519	4,377	4,204	4,106
Healthcare plan	11,786	10,774	9,833	10,994	10,066	9,195
	16,581	15,372	14,352	15,371	14,270	13,301
Current	1,303	1,208	1,152	1,209	1,123	1,072
Non-current	15,278	14,164	13,200	14,162	13,147	12,229

22.1 Pension plans in Brazil - Defined benefit and variable contribution

a) Petros Plan - Fundação Petrobras de Seguridade Social

Fundação Petrobras de Seguridade Social (Petros) is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan receive a supplement to the benefits provided by the Social Security system. In addition to Petrobras, the Petros Plan is sponsored by BR Distribuidora, Petroquisa and Refap, and is closed to employees hired as from September 2002.

The evaluation of the Petros funding plan is made by independent actuaries on a capitalization basis for the majority of the benefits. The sponsors make regular contributions in amounts equal to the contributions of the members (employees) and assisted persons (retirees and pensioners), i.e. on a parity basis.

On the verification of an eventual deficit in the defined benefit plan, this must be resolved by members, beneficiaries and sponsors, pursuant to Constitutional Amendment 20/1998 and Complementary Law 109/2001, observing the proportion with respect to the normal contributions made in the year in which that result was verified.

On October 23, 2008, Petrobras and the subsidiaries that sponsored the Petros Plan and Petros signed Financial Commitment Agreements as a result of the ratification of a legal transaction related to the pension plan, as established in the Reciprocal Obligations Agreement entered into between the sponsors and the union entities. The Financial Commitment Agreements have a term of 20 years with payment of half-yearly interest of 6% p.a. on the updated balance payable. At December 31, 2010, the balances of the Financial Commitment Agreements totaled R$ 4,789 (R$ 4,519 in the Parent company), of which R$ 291 (R$ 274 in the Parent company) matures in 2011.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The obligation assumed by the Company, through the financial commitment agreements, represents a balancing item to the concessions made by the members/beneficiaries of the Petros Plan to the renegotiation for a change in the plan’s regulations, in relation to the benefits, and the closing of existing litigations.

Fundação Petros allowed the active members to re-negotiate the changes in the regulations of the Petros Plan for joining the Optional Proportional Benefit, which consists of a retirement pension in an amount equivalent to the accumulated right and, furthermore, to enroll in the Petros Plan 2. This process was closed on November 30, 2010, with approximately 4,600 members joining the Optional Proportional Benefit and the Petros Plan 2, generating a decrease in the actuarial losses of R$ 214 (R$ 191 in the Parent Company), resulting from the removal of the assumption of an increase in salary for these members.

At December 31, 2010, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 4,897 (R$ 4,655 in the Parent company), which will be held in the Company’s portfolio as a guarantee for the financial commitment agreements.

The contributions expected from the sponsorships for 2011 are R$ 556 (R$ 521 in the Parent company).

b) Petros Plan 2 - Fundação Petrobras de Seguridade Social

Petros Plan 2, a variable contribution plan, was implemented by the sponsors Petrobras, BR Distribuidora, Petroquisa and Refap as from July 1, 2007. Afterwards, the companies Ipiranga Asfaltos S.A. (IASA), FAFEN Energia S.A., Termorio, UTE Juiz de Fora, Termobahia, Termomacaé and Termoceará joined the plan.

The sponsors that implemented the planned assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from subsequent admission, until August 29, 2007. The disbursements for past service are made monthly over the same number of months in which the member had no plan and, therefore, should cover the part related to the members and sponsors. The plan will remain open for inscriptions after this date, but there will no longer be payment for past service.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. At December 31, 2010, the sponsors’ contribution to the defined

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

contribution portion of this plan was R$407 (R$371 in the Parent company).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The actuarial evaluation in 2009 of Fundação Petros, to attend the rules for Supplementary Pensions, showed evidence of a lower level of loss from risk events in the year, and it also observed that the balance of the collective risk fund presented an amount sufficient to cover the estimated benefits for 2010. Accordingly, the Foundation followed the actuary’s suggestion that the risk contributions were redirected to the member’s account in the plan during the first semester of 2010.

The contributions expected from the sponsorships for 2011 are R$ 66 (R$ 63 in the Parent company).

22.2 Pension plans abroad - Defined benefit

The main defined benefit plans offered by the subsidiaries of Petrobras Internacional Braspetro B.V. (PIB BV), are as follows:

22.2.1 Petrobras Argentina S.A. (PESA)

a) Termination Indemnity Plan

A benefit plan for employees who meet certain conditions and who are eligible, on retirement, to receive one month's salary for each year of service, according to a decreasing scale, according to the number of years the plan has existed.

b) “Compensator Fund” Plan

A benefits plan supplementing the retirement system for employees that joined the company before May 31, 1995 and accumulate the required time of service.

22.2.2 Nansei Sekiyu K.K. Refinery

A programmed supplementary retirement benefits plan, where the employee needs to be 50 years old and have 20 years service in order to be eligible. Contributions are made only by the sponsor.

22.3 Assets of the Pension Plans

The Company’s investment strategy for assets of the benefit plans is a reflection of a long-term view of a careful assessment of the risks inherent to the various classes of assets, as well as the use of diversification as a risk reduction mechanism for the portfolio. The plan’s assets portfolio must obey the policies defined by the Central Bank of Brazil. Fixed income funds hold the major concentration of investments, distributed mainly in government and corporate bonds. The goal for the distribution of assets for the period between 2011 and 2015 in accordance with this policy is: 25% to 70% in fixed income, 15 to 50% in variable income, from 1.5% to 8% in real estate properties, 0% to 15% in financing the members of the plans and from 2.5% to 15% in other

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

investments.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The assets of the pension plans, separated by valuation level, are as follows:

	2010					2009
Category of the Asset	Prices quoted on an active market (Level 1)	Valuation supported by observable prices (Level 2)	Valuation without use of observable prices (Level 3)	Total fair value (Levels 1, 2 and 3)%		Total fair value (Levels 1, 2 and 3)%
Fixed income	15,800	8,877		24,677	54%	23,755	60%
Corporate bonds		8,755		8,755		7,658
Government bonds	15,800			15,800		16,091
Other investments		122		122		6
Variable income	10,456	2,195	5,623	18,274	40%	13,935	35%
Shares on demand	10,456			10,456		8,343
Private Equity funds		2,158	5,622	7,780		5,520
Other investments		37	1	38		72
Real estate			1,462	1,462	4%	880	2%
	26,256	11,072	7,085	44,413	98%	38,570	97%
Loans granted				1,131	2%	1,113	3%
				45,544	100%	39,683	100%

At December 31, 2010, the investments include common and preferred shares of Petrobras in the amount of R$ 1,736 and R$ 1,317, respectively, and real estate properties rented by the company in the amount of R$ 253.

The loan assets granted to members are stated at amortized cost, which closely approximates market value.

The changes in the fair value of assets valued using the discounted cash flow, classified as Level 3, are as follows:

	Changes in Level 3
	Private Equity funds	Real estate	Other investments	Total

At December 31, 2009	4,184	880	17	5,080
Profitability of the assets	1,425	240		1,665
Purchases and sales, net	13	342	(16)	339
At December 31, 2010	5,622	1,462	1	7,085

The expected profitability of the investments, based on market expectations, is 6.2% p.a. for fixed income and assets, 8% p.a. for variable income assets and for other investments, resulting in an average interest rate of 6.78% p.a.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

22.4 Healthcare - Multidisciplinary Healthcare (AMS)

Petrobras and its subsidiaries, Petrobras Distribuidora, Petroquisa and Refap, have a health care plan (AMS) that has defined benefits and covers all present and retired employees of the companies in Brazil and their dependents. The plan is managed by the Company, itself, and the employees contribute a fixed monthly amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The healthcare plan is not covered by guarantor assets. The benefits are paid by the Company, based on the costs incurred by the plan members.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

22.5 Net actuarial liabilities and expenses, calculated by independent actuaries, and fair value of the plans’ assets

The data for all the defined benefit plans in Brazil and abroad were added together, since they contain similar assumptions and the total assets and liabilities of pension plans abroad is not material.

All the pension plans have accumulated benefit liabilities in excess of the plans’ assets.

a) Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the balance sheet

	2010					2009
	Consolidated				Parent company	Consolidated				Parent company
	Pension plan					Pension plan
	Defined benefit	Variable contribution	Healthcare plan	Total	Total	Defined benefit	Variable contribution	Healthcare plan	Total	Total
Changes in the present value of the actuarial liabilities
Actuarial liability at the beginning of the year	47,495	525	11,961	59,981	55,997	37,524	300	9,875	47,699	44,404
Cost of interest:
· With financial commitment agreement	509			509	479	370			370	346
· Actuarial	4,737	59	1,328	6,124	5,719	4,367	39	1,258	5,664	5,294
Current service cost	405	104	198	707	631	330	106	150	586	530
Benefits paid	(1,783)	(3)	(523)	(2,309)	(2,163)	(1,815)	(3)	(471)	(2,289)	(2,166)
Actuarial (gain) / loss on the actuarial liability	3,885	48	813	4,746	4,488	6,797	83	1,149	8,029	7,589
Others	(6)			(6)		(78)			(78)
Actuarial liability at the end of the year	55,242	733	13,777	69,752	65,151	47,495	525	11,961	59,981	55,997

Changes in the fair value of the plan's assets

Plan's assets at the beginning of the year	39,482	201		39,683	37,220	32,900	86		32,986	30,811
Expected income from the plan's assets	4,469	28		4,497	4,223	3,984	16		4,000	3,748
Contributions received by the fund	896		523	1,419	1,301	780	91	471	1,342	1,255
Receipts entailed to the financial commitment agreement	258			258	239	230			230	215
Benefits paid	(1,783)	(3)	(523)	(2,309)	(2,163)	(1,815)	(3)	(471)	(2,289)	(2,166)
Actuarial gain / (loss) on the plan's assets	1,993	3		1,996	1,928	3,412	11		3,423	3,357
Others						(9)			(9)
Plan's assets at the end of the year	45,315	229		45,544	42,748	39,482	201		39,683	37,220

Amounts recognized in the balance sheet

Present value of the liabilities with established fund	55,242	733		55,975	52,356	47,495	525		48,020	44,855
(-) Fair value of the plan's assets	(45,315)	(229)		(45,544)	(42,748)	(39,482)	(201)		(39,683)	(37,220)
Present value of the liabilities in excess of the fair value of the plan's assets	9,927	504		10,431	9,608	8,013	324		8,337	7,635
Present value of the liabilities without established fund			13,777	13,777	12,795			11,961	11,961	11,142
Unrecognized actuarial gains/(losses)	(5,301)	(116)	(1,959)	(7,376)	(6,807)	(3,413)	(73)	(1,151)	(4,637)	(4,248)
Unrecognized past service cost	(116)	(103)	(32)	(251)	(225)	(145)	(108)	(36)	(289)	(259)
Net actuarial liabilities at December 31	4,510	285	11,786	16,581	15,371	4,455	143	10,774	15,372	14,270

Changes in net actuarial liabilities

Balance at January 1	4,455	143	10,774	15,372	14,270	4,420	99	9,833	14,352	13,301
(+) Costs incurred in the year	837	143	1,533	2,513	2,298	721	98	1,412	2,231	2,055
(-) Payment of contributions	(525)		(523)	(1,048)	(958)	(416)	(60)	(471)	(947)	(871)
(-) Payment of the financial commitment agreement	(254)			(254)	(239)	(228)			(228)	(215)
Others	(3)	(1)	2	(2)		(42)	6		(36)
Balance at December 31	4,510	285	11,786	16,581	15,371	4,455	143	10,774	15,372	14,270

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Components of the net expenses

	2010					2009
	Consolidated				Parent company	Consolidated				Parent company
	Pension plan					Pension plan
	Defined benefit	Variable contribution	Healthcare plan	Total	Total	Defined benefit	Variable contribution	Healthcare plan	Total	Total

Current service cost	405	104	198	707	631	329	106	150	585	530
Cost of interest:
· With financial commitment agreement	509			509	479	370			370	346
· Actuarial	4,737	59	1,328	6,124	5,719	4,367	39	1,258	5,664	5,294
Estimated income from the plan's assets	(4,469)	(28)		(4,497)	(4,223)	(3,984)	(16)		(4,000)	(3,748)
Unrecognized amortization of actuarial (gains) /
losses	3	1	1	5	1	2			2
Contributions by members	(371)			(371)	(343)	(372)	(43)		(415)	(389)
Unrecognized past service cost	23	7	4	34	34	23	7	4	34	33
Others			2	2		(14)	5		(9)	(11)
Net costs for the year	837	143	1,533	2,513	2,298	721	98	1,412	2,231	2,055

Related to present employees:
Absorbed in the funding of operating activities	185	72	296	553	530	200	45	223	468	452
Directly to income	141	69	198	408	314	153	52	178	383	308
Related to retired employees	511	2	1,039	1,552	1,454	368	1	1,011	1,380	1,295
Net costs for the year	837	143	1,533	2,513	2,298	721	98	1,412	2,231	2,055

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

c) Differences between estimated amounts and amounts incurred

The differences between the estimated amounts and those ineffectively incurred were as follows:

	Consolidated		Parent company
	2010	2009	2010	2009
Pension plan gains/(losses)
Actuarial liability	118	(381)	28	(417)
Pension plan assets	1,996	3,423	1,928	3,357
Pension plan gains/(losses)
Actuarial liability	414	663	406	637

d) Difference in the costs with health care

The difference of 1% in the assumptions for medical costs would have the following impacts:

	Consolidated		Parent company
	1%	1%	1%	1%
	increase	decrease	increase	decrease

Actuarial liability	2,016	(1,652)	1,864	(1,528)
Service cost and interest	245	(198)	226	(183)

e) Actuarial assumptions adopted in the calculations

	2010	2009

Discount rate	Inflation 5.3% to 4.3% p.a.(1) + interest 5.91% p.a.(2)	Inflation 4.5% to 4% p.a.(1) + interest: 6.57% p.a.(2)
Growth rate for salaries	Inflation 5.3% to 4.3% p.a.(1) + 2.220% p.a	Inflation 4.5% to 4% p.a.(1) + 2.295% p.a
Expected return rate from the pension plan assets	Inflation 5.3% p.a.(1) + interest: 6.78% p.a.	Inflation 4.5% p.a.(1) + interest:6.74.% p.a.
Turnover rate of the health plans	0.660% p.a.(3)	0.768% p.a. (3)
Turnover rate of the pension plans	Null	Null
Rate for hospital medical costs	7.89% to 4.3% p.a. (4)	7.5% to 4% p.a. (4)
Mortality table	AT 2000, sex specific	AT 2000, sex specific
Disability table	TASA 1927	TASA 1927
Mortality table for disabled persons	AT 49, sex specific	AT 49, sex specific

(1) Inflation decreasing lineally in the next 5 years when it becomes constant.

(2) The Company uses a methodology for computing an equivalent real rate from the future curve of return of the longest term government bonds, considering in the calculation of this rate the maturity profile of the pension and healthcare liabilities.

(3) Average turnover which varies according to age and time of service.

(4) Decreasing rate attaining in the next 30 years the projected long-term expectations for inflation.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

22.6 Other defined contribution plans

The subsidiary Transpetro and the subsidiaries Petrobras Argentina, Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG) and others sponsor defined contribution retirement plans for their employees. The contributions paid in fiscal year 2010, recognized in the income statement, total R$ 20,880.

23 Employee and management profit-sharing

According to the provisions of current legislation, the employees’ participation in profits or results may be based on voluntary programs maintained by the companies or on agreements with employees or unions.

Accordingly, in 2010 Petrobras recorded a provision in the amount of R$ 1,691 in Consolidated (R$ 1,495 in 2009) and R$ 1,428 in the Parent Company (R$ 1,270 in 2009), for profit sharing of employees and management. The amount of the provision complies with the limits established by Resolution 10, of May 30, 1995 issued by the Council for Control of State Companies (CCE).

Management participation in the profits or results will be subject to approval at the General Shareholders’ Meeting to be held in 2011, in accordance with articles 41 and 56 of the Company’s bylaws and specific federal regulations.

24 Equity

24.1 Paid in capital

At December 31, 2010, subscribed and fully paid-in capital amounting to R$ 205,357 is represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are nominatives registered and have no par value.

Capital increase with reserves

The Special General Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on April 22, 2010, approved the increase in the Company’s capital from R$ 78,967 to R$ 85,109, through the capitalization of part of the profit reserves in the amount of R$ 5,627, of which R$ R$ 899 is from statutory reserve and R$ 4.713 from a profit retention reserve, in accordance with article 199, of Law 6404/76, and R$ 15 from part of the tax incentive reserve formed in 2009, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Minister of

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

National Integration, and from capital reserves in the amount of R$ 515. This capitalization was made without issuing new shares, in accordance with article 169, paragraph 1, of Law 6404/76.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Capital increase with issuing of shares

On September 23, 2010, the Board of Directors of Petrobras approved the increase in capital in the amount of R$ 115,052, thus increasing the Company’s capital from R$ 85,109 to R$ 200,161, through the issuing 2,293,907,960 common shares and 1,788,515,136 preferred shares, maintaining for their holders the same rights attributed to the holders of the previously existing shares, with the capital thus being represented by 7,367,255,304 common shares and 5,489,244,532 preferred shares.

On September 29, 2010 there was the payment of the offer of the shares described above, which resulted in the raising of capital in the amount of R$ 115,052.

On October 1, 2010, the Board of Directors of Petrobras approved the issue and verified the subscription of 75,198,838 common shares and 112,798,256 preferred shares, resulting in the raising of additional funds and a capital increase in the amount of R$ 5,196, thus increasing the capital from R$ 200,161 to R$ 205.357, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares.

Amendment of the Bylaws

The Special General Shareholders’ meeting, held on January 31, 2011, approved the amendment of the Company’s bylaws as follows:

a) to amend article 4, main clause, in order to establish that the Company’s capital is now reported as being R$ 205,357, divided into 13,044,496,930 registered, book-entry shares, with no par value, of which 7,442,454,142 are common shares and 5,602,042,788 are preferred shares;

b) to exclude paragraphs 1, 2 and 3 of article 4, in order to withdraw the limit of authorized capital for common and preferred shares issued by the Company, which, in the terms of Law 6404/76, would permit under certain circumstances an increase in the Company’s capital regardless of statutory amendments, through a decision of the Board of Directors;

c) to insert a new first paragraph in article 4, in order to establish that capital increases through the issuing of shares will be submitted previously to the decision of the General Shareholders’ Meeting;

d) to renumber as paragraph 2, the current paragraph 4 of article 4;

e) to renumber as paragraph 3, the current paragraph 5 of article 4;

f) to exclude clause IX of the article, which establishes the jurisdiction for the Board of Directors to decide on capital increases within the authorized limit, since the Company will no longer have authorized capital;

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

g) to amend clause III of article 40, which defines increases in capital as jurisdiction of the General Shareholders’ Meeting, deleting the exceptions to the hypotheses of authorized capital, which will no longer exist; and

h) to exclude article 62, which defines the transitory provisions approved in the Special General Shareholders’ Meeting of June 22, 2010.

Increase with reserves in 2011

The Management of Petrobras will propose to the Special General Shareholders’ Meeting to be held jointly with the General Shareholders’ Meeting for 2011, a capital increase for the Company from R$ 205,357 to R$ 205,380, through capitalization of part of the tax incentive profit reserve established in 2010 in the amount of R$ 23, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Minister for National Integration. This capitalization will be made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6404/76.

24.2 Expenditures with the issuing of shares

a) Expenditures with the issuing of shares

The global offer generated funding costs in the amount of R$ 477, net of taxes.

b) Change in interest in subsidiaries

It includes the value of the differences between the amount paid and the amount value, resulting from the changes in interests in subsidiaries which do not result in loss of control, considering that they address capital transactions, i.e. transactions with the shareholders, as owners.

24.3 Profit reserves

a) Legal reserve

The legal reserve is formed through the allocation of 5% of the net income for the year, pursuant to article 193 of the Brazilian Corporation Law.

b) Statutory reserve

The statutory reserve is formed through the allocation of the net income for each year in an amount equivalent to at least 0.5% of the paid-in capital at year-end. This reserve is used to fund research and technological development programs. The balance of this reserve may not exceed 5% of the paid-in capital, pursuant to article 55 of the Company’s bylaws.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

c) Tax incentive reserve

It is created through distribution of part of the results for the year equivalent to the tax incentives resulting from government donations or subsidies, pursuant to article 195-A of the Corporation Law. This reserve may only be used for absorbing losses or increasing capital.

In fiscal year 2010, R$ 250 referring to the incentive for an investment subsidy within the Superintendencies for Development of the North East (SUDENE) and for the Amazon (SUDAM) was distributed from the results, of which R$ 23 refers to the realization of part of the deposits for reinvestments with its own funds.

d) Profit retention reserve

It is earmarked for investments established in the capital budget, mainly in exploration activities and development of oil and gas production, pursuant to article 196 of the Brazilian Corporation Law.

The Board of Directors is proposing maintaining in shareholders’ equity, in a profit retention reserve, the amount of R$ 20,281, originating from the profit for the year, which is earmarked to partially attend the annual investment program established in the capital budget for fiscal year 2011, and the remaining debit balance of retained earnings in the amount of R$ 1,237, originating from the initial adoption of IFRS, to be decided in the General Shareholders’ Meeting for 2011.

24.4 Equity valuation adjustment

a) Accumulated translation adjustment

It includes the translation differences in reais of the financial statements of the companies with a functional currency different from the Parent company.

b) Others comprehensive statements of income

It includes the changes in fair value involving financial assets available for sale and for cash flow hedging; and the adjustments through adopting the deemed cost of the property, plant and equipment of the petrochemical sector on the transition date

24.5 Dividends

The shareholders are assured a minimum dividend and/or interest on shareholders’ equity of at least 25% of the adjusted net income for the year, calculated in accordance with article 202 of the Brazilian Corporation Law.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements (Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The proposal for the dividends for 2010, which is being submitted by the Board of Directors of Petrobras for approval by the shareholders at the General Shareholders’ Meeting to be held in 2011, in the amount of R$ 11,728, complies with the rights guaranteed in the bylaws for preferred shares (article 5), distributing to the common and preferred shares, alike, the dividends calculated on the adjusted basic profit for this purpose as presented below:

	2010	2009

Net income for the year (parent company)	35,036	29,313 (*)
Allocation:
Legal reserve	(1,752)	(1,466)
Tax incentive reserve	(250)	(554)
	33,034	27,293
Reversals/additions:
Revaluation reserve		10

Basic profit for determining the dividend	33,034	27,303

Proposed dividends, equivalent to 35.83 % of the basic
profit - R$ 1.03 per share (30.53% in 2009, R$ 0.95 per
share) as follows:
Interest on shareholders' equity	10,163	7,195
Dividends	1,565	1,140

Total proposed dividends	11,728	8,335

Less:
Interest on shareholders' equity paid
in advance	(7,945)	(6,142)
Updating of interest on shareholders' equity	(188)	(24)
paid in advance
	(8,133)	(6,166)
Balance of proposed dividends	3,595	2,169

(*) Net profit disclosed in 2009, the basis for determining the dividend.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The proposed dividends as of December 31, 2010, in the amount of R$ 11,728, include interest on shareholders’ equity in the total amount of R$ 10,163, approved by the Board of Directors, as follows:

Portion	Date of board of directions approval	Shareholders’ positions	Date payment	Value of the position	Grass amount per share (ON and PN) (R$)
1º Portion Interest on shareholders’ capital	05.14.2010	05.21.2010	05.31.2010	1,755	0.20
2º Portion Interest on shareholders’ capital	07.16.2010	07.30.2010	08.31.2010	1,755	0.20
3º Portion Interest on shareholders’ capital	10.22.2010	11.01.2010	11.30.2010	1,826	0.14
4º Portion Interest on shareholders’ capital	12.10.2010	12.21.2010	12.30.2010	2,609	0.20
5º Portion Interest on shareholders’ capital	02.25.2011	03.21.2010		2,218	0.17
Dividends	02.25.2011			1,565	0.12
				11,728	1.03

The dividend per share with respect to the first two payments of interest on shareholders’ equity was calculated considering the shareholding position before the increase in capital on September 29 and October 1, 2010, equivalent to R$ 0.40 for 8,774,076,740 shares. With respect to the subsequent payments, the dividend per share was calculated on the shareholding position after the issuing of the new shares, equivalent to R$ 0.63 per share for 13,044,496,930 shares.

The payments of interest on shareholders’ equity distributed in advance in 2010 will be discounted from the dividends proposed for this year, restated by the SELIC rate from the date of their payment until December 31, 2010. The dividends and the final payment of interest on shareholders’ equity will be paid on the date that is fixed in the Annual General Shareholders’ Meeting and their amounts will be monetarily restated according to the variation of the SELIC rate as from December 31, 2010 until the date for the beginning of payment.

The interest on shareholders’ equity is subject to the withholding of income tax at source of 15%, except for the shareholders that are immune and exempt, as established in Law 9249/95. This interest was ascribed to the dividends for the year in the manner established in the Company’s bylaws, recorded in operating results, as required by the tax legislation, and were reversed against retained earnings, as stipulated by CVM Resolution 207/96, resulting in an income tax and social contribution tax credit in the amount of R$ 3,455 (R$ 2,446 in 2009).

24.6 Income per Share

	Consolidated		Parent company
	2010	2009	2010	2009

Net income attributable to shareholders of Petrobras	35,189	30,051	35,036	29,959
Weighted average of the number of common and preferred shares
outstanding (million)	9,872,826,065	8,774,076,740	9,872,826,065	8,774,076,740
Net basic and diluted income per common and preferred share	3,57	3,43	3,55	3,42

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

25 Sales revenue

	Consolidated		Parent company
	2010	2009	2010	2009

Gross sales revenue	268,107	230,721	204,595	175,571
Sales charges	(54,833)	(47,887)	(48,108)	(41,537)
Sales revenue	213,274	182,834	156,487	134,034

26 Expenses by nature

	Consolidated		Parent company
	2010	2009	2010	2009
Depreciation, depletion and amortization	(14,881)	(14,457)	(10,813)	(10,380)
Personnel expenses and benefits	(16,153)	(13,835)	(12,185)	(10,386)
Raw material / products purchased	(78,915)	(59,999)	(53,405)	(39,262)
Government interest	(20,314)	(19,076)	(19,810)	(18,624)
Contracted services, freight, rents and general charges (*)	(22,446)	(16,107)	(13,284)	(8,818)
	(152,709)	(123,474)	(109,497)	(87,470)

Cost of goods sold	(136,052)	(108,707)	(96,134)	(75,977)
Selling expenses	(8,660)	(7,375)	(7,920)	(6,464)
Administrative and general expenses	(7,997)	(7,392)	(5,443)	(5,029)
	(152,709)	(123,474)	(109,497)	(87,470)

(*) Net of capitalized expenditures with the construction of own assets

27 Other operating expenses, net

	Consolidated		Parent company
	2010	2009	2010	2009
Losses and contingencies with judicial proceedings	(1,834)	(2,499)	(1,352)	(2,339)
Healthcare and pension plans	(1,552)	(1,380)	(1,454)	(1,295)
Institutional relations and cultural projects	(1,234)	(1,070)	(1,132)	(959)
Collective labor agreements	(647)	(487)	(577)	(487)
Unprogrammed stoppages and pre-operating expenses	(623)	(748)	(613)	(725)
Adjustment to market value of inventories	(603)	(609)	(61)	(124)
Corporate expenses on security, environment and health (SMS)	(369)	(355)	(368)	(353)
Operating expenses with thermoelectric power stations	(299)	(610)	(602)	(1,015)
Impairment	(76)	(543)	104	(550)
Incentive for purchase of Petrobras shares	(91)		(85)
Others	266	941	379	380
	(7,062)	(7,360)	(5,761)	(7,469)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

28 Financial income and expenses

	Consolidated		Parent company
	2010	2009	2010	2009

Exchange income (expenses) on cash and cash equivalents	(680)	(666)	(784)	(801)
Exchange income (expenses) on financing	722	2,070	878	475

Exchange income (expenses) on leasing	(35)	25		22
Exchange effects on net indebtedness	7	1,429	94	(304)
Monetary variation on financing (*)	695	2,406	140	1,079
Financing expenses	(7,145)	(4,769)	(4,467)	(2,560)
Capitalized financial charges	5,533	3,250	4,249	2,583
Expenses with financing, net	(1,612)	(1,519)	(218)	23
Earnings on financial investments	1,680	1,388	971	623
Revenue from federal government securities for trading	529		529
Net income from FIDC-NP			(1,257)	(519)
Net financial expenses	597	(131)	25	127
Financial results on net indebtedness	1,299	3,704	259	902
Exchange variation on assets abroad	(365)	(5,637)	(949)	(8,829)
Exchange income (expenses) on financial leasing	137	1,432	137	1,432
Hedge on sales and financial operations	3	(373)	24	172
Earnings on securities available for sale	524	422	510	422
Earnings on securities held until maturity	119	342	451	53
Other financial income and expenses, net	(15)	(335)	340	535
Other exchange and monetary variations, net	861	283	862	603

Financial result, net	2,563	(162)	1,634	(4,710)
Financial result
Income	4,539	3,509	4,312	6,311
Expenses	(3,311)	(3,471)	(2,960)	(5,002)
Exchange and monetary variations, net	1,335	(200)	282	(6,019)
	2,563	(162)	1,634	(4,710)

(*) It includes monetary variation on financing in local currency parameterized to the variation of the US dollar.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

29 Legal proceedings and contingencies

29.1 Provisions for legal proceedings

	Consolidated		Parent company
	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Labour grievances	196	102	88	15
Tax processes	617	176	68	56
Civil processes (*)	358	462	269	181
Other processes	201	179
	1,372	919	425	252
Current		54		54
Non-current	1,372	865	425	198

(*) Net of deposits in court, when applicable.

	Contingencies
	Consolidated	Parent company
Balance at January 1, 2009	966	257
Addition	2,444	2,325
Reversal	(6)
Use	(1,133)	(1,021)
Transfers	(1,357)	(1,321)
Updating of interest	13	12
Accumulated translation adjustment	(8)
Balance at December 31, 2009	919	252
Addition	1,394	845
Reversal
Use	(859)	(598)
Transfers	(88)	(83)
Updating of interest	9	9
Accumulated translation adjustment	(16)
Balance at December 31, 2010	1,372	425

Companhia Locadora de Equipamentos Petrolíferos

On July 16, 2009, CLEP receive a notice of infraction, referring to questioning with respect to the rate for income tax withheld at source, applicable to the issuing of securities abroad. There is the possibility of applying the treaty between Brazil and Japan. On August 14, 2009, CLEP filed a refutation of the notice of infraction received on July 16, 2009 in the Federal Revenue Regional Office of Rio de Janeiro (DRJ). On September 3, 2009 the process was remitted to the control and hearing service - DRJ.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The petition for an injunction for renewal of the notification of the decision handed down in the Administrative Process and suspension of the demandability of the debit of income tax withheld at source was dismissed, which permitted the filing of a bill of review on the last day, November 19, 2010.

On December 2, 2010, the petition for advance relief was partially granted, suspending the acts of collection of the debit until the new notification of the aforementioned decision is made at the administrative level.

The estimated maximum exposure as of December 31, 2010 is R$ 417, which is recorded in non-current liabilities of the balance sheet.

Special interest in the Barracuda and Caratinga Fields

On July 1, 2010, Petrobras received a notice of infraction, drawn up by the National Agency for Petroleum, Natural Gas and Biofuels (ANP), in the amount of R$ 222, on the pretence of a special interest in the Barracuda and Caratinga fields on account of amounts that would have been underpaid by the Company, during the period between the second quarter of 2005 and the fourth quarter of 2009, due to the deduction of costs in supposed disagreement with ANP Ordinance 10/99. On July 15, 2010, Petrobras filed its defense with ANP.

On September 30, 2010, ANP sent official letter 609/2010/SPG with a review of the amount for the official notification, as it understands that part of the leasing agreement would not consist of a financing transaction.

On October 28, 2010, Petrobras filed with ANP a request for payment in installments over 30 months in a total amount of R$ 86, based on the amount established in Official letter 646/2010/SPG, of October 15, 2010. Until December 31, 2010, the Company had paid three installments.

ICMS - Sinking of Platform P-36

In March 2001, occurred the sinking of Platform P-36, which had been imported under temporary admission according to a customs regime that suspended taxation (REPETRO) and, therefore, the state taxes, which were later charged as the platform would no longer be returned, were not due on this occasion.

With an unfavorable decision at the last level of appeals in the Superior Court of Rio de Janeiro, Petrobras began to evaluate the legal aspects of the suit and the economic aspects of the use of the benefits of a tax amnesty established in State Law 5647, of January 18, 2010, which permits elimination of fines and an expressive decrease in other charges, as well as the possibility of payment with court order debts.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In 2010, Petrobras adhered to the conditions of the Law and paid the amount of R$ 449, where R$109 was in court order debts.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction - excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company. Petrobras filed special and extraordinary appeals, which were not admitted, which generated the filing of interlocutory appeals to the Superior Court of Justice and the Federal Supreme Court, respectively, which are awaiting a hearing

Parallely to the filing of the aforementioned appeals, on September 28, 2010 Petrobras filed a motion for annulling judgment before the Full Bench of the Superior Court of Rio de Janeiro, where it obtained, by 20 votes to one, an injunction that prohibits any withdrawal of values on the part of the plaintiffs.

The estimated maximum exposure is around R$ 497. The Company has a balance of deposits in court for this process in the amount R$ 341, resulting in a net amount of R$ 157.

Fishermen’s Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all those that proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, it established the parameters for the respective calculations, which, based on these criteria, would result in an amount of R$ 1,102. Petrobras appealed against this decision before the Superior Court of Rio de Janeiro, as the parameters stipulated in the decision are contrary to those specified by the Superior Court of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, a decision was published by the First Civil Chamber of the Superior Court of the State of Rio de Janeiro denying approval to the appeal by Petrobras and granting approval to the appeal by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit to annul the court decision of the First Civil Chamber of the Court of Appeals of Rio de Janeiro. FEPERJ invoked motions for clarification of judgment, which are awaiting a hearing.

Based on the calculations prepared by the Company’s experts, the amount of R$ 50, updated to December 31, 2010, was maintained as representing the amount that the Company understands will be established by the higher courts at the end of the proceedings.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

29.2 Legal proceedings not provisioned for

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.	On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2,370 million, plus 5% as a premium and 20% as lawyers’ fees.
Petrobras filed a special and an extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.
The special appeal offered by Porto Seguro, which sought to bar the processing of the special appeal by Petrobras, was heard and dismissed in December 2009. Motions to clarify were then invoked by Porto Seguro which were denied in a hearing in December 2010.
The publication of this decision and judgment of the aforementioned special appeal through which Petrobras seeks to totally reverse the sentence is being awaited.
Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.
If the situation is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 19,032 as of December 31, 2010. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnity to Petroquisa, estimated at R$ 12,561, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 952 as a premium and R$3,806 as lawyers' fees to Lobo & Ibeas Advogados.
Nature: Civil
Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the “loss” inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.

Plaintiff: Kalium Mineração S.A.	Considered as with ground at the first instance, partly. The two parties lodged appeals which were dismissed. Petrobras is awaiting a hearing of the extraordinary appeal lodged with the Federal Supreme Court and a special appeal with the Superior Court of Justice on September 18, 2003, both of which were admitted. There is also a special appeal by Kalium which is awaiting a hearing. The maximum exposure for Petrobras, updated to December 31, 2010, is R$ 196.
Nature: Civil
An action for losses and damages and loss of earnings due to the contractual rescission.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: Destilaria J.B. Ltda. and Others.	There is a final and unappealable condemnatory decision in an amount to be calculated and still pending confirmation. Indefinite maximum exposure.
Nature: Civil
Collection of charges on invoices related to the purchase of alcohol paid late.
Plaintiff: IBAMA	Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting a hearing.
Maximum updated exposure: R$ 182
Nature: Civil
Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.
National Petroleum Agency (ANP)	The execution of the fines is suspended through an injunction, pursuant to records of the suit lodged by Petrobras. Through a civil suit, the Company is claiming recognition of its credit resulting from article 22, paragraph 2 of the Petroleum Law, requesting the offsetting of the eventual debt that Petrobras may have with ANP. Both the legal processes, which are being handled jointly, are in the evidentiary stage.
Maximum updated exposure: R$ 365
Nature: Civil
Fine for non-compliance with minimum exploration programs - “Rodada Zero”.
Plaintiff: Federal Revenue Department of Rio de Janeiro	Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maximum updated exposure: R$ 4,526
Nature: Tax
Tax deficiency notice related to withholding income tax calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.
Plaintiff: SRP - Social Security Department	Of the amounts the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 115 is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 332 tax deficiency notices amounting to R$ 363 as of December 31, 2010. The position of the Petrobras legal department for these deficiency notices is minimal risk of future disbursement.
Nature: Tax
Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS, which attributed joint liability to the company for the contracting of civil construction and other services.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: Federal Revenue Department of Rio de Janeiro	On August 15, 2006, Termorio filed in the Federal Revenue Inspectorate of Rio de Janeiro a refutation of this notice of infraction as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute. On October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity. The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers’ Council Porto Alegre - RS and this request has not yet been heard.
Maximum updated exposure: R$ 780
Nature: Tax
Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electrogenic Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.
Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1,189
Nature: Tax
CIDE - Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.
Plaintiff: Federal Revenue Department	The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Taxpayers’' Council that was approved. Petrobras filed a spontaneous appeal which is awaiting a hearing.
Maximum updated exposure: R$ 893
Nature: Tax
Withholding income tax (IRRF) on remittances abroad for payment of petroleum imports
Plaintiff: Federal Revenue Department of Rio de Janeiro	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 340
Nature: Tax
Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.
Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments. Diligence attended. It is awaiting the hearing of the spontaneous appeal.
Maximum updated exposure: R$ 2,196
Nature: Tax
Non payment of CIDE by Petrobras on imports of naphtha sold to Braskem.
Plaintiff: State Finance Department of Rio de Janeiro	Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which denied approval for the appeal.
The Company is evaluating the possibility of taking legal action.
Maximum updated exposure: R$ 2,088
Nature: Tax
ICMS - Notices of infraction on LNG transfer operations without the issuing a tax document in the ambit of the centralizing establishment.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: State of São Paulo	The lower court considered the assessment to have grounds.
In the second instance, approval of the ordinary appeal was denied.
The company filed a spontaneous appeal which was rejected.
Awaiting inscription as an executable tax debt for filing of a claim with the federal supreme court by the State of Mato Grosso do Sul, which considered that it was adversely affected by the decision of the Sao Paulo State Finance Department.
Maximum updated exposure: R$ 1,025
Nature: Tax
Suspension of payment of ICMS on imports of natural gas from Bolivia.
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.	The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion, only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and filed an appeal.
Maximum updated exposure: R$ 1,447
Nature: Tax
Not withholding and paying service tax (ISS) on offshore services.
Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe	Petrobras presented legal defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Maximum updated exposure: R$ 593
Nature: Tax
Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.
Notices of tax assessment as it is understood that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.
Plaintiff: State Finance Department of São Paulo	The lower court considered the assessment to have grounds. The decision was upheld at the second instance.
After the closing at the administrative level, Petrobras filed an annulment action, obtaining advance relief.
Maximum updated exposure: R$ 1,734
Nature: Tax
Two notices of tax assessment related to the absence of payment of ICMS and a fine for non-compliance with an accessory obligation on importation. Temporary admission of a drilling rig in São Paulo and clearance in Rio de Janeiro (ICMS Agreement 58/99).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Description	Current situation

Plaintiff: Finance and Planning Department of the Federal District.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 143
Nature: Tax
Payment of ICMSdue to omission on exit (Inventories)
Plaintiff: State Finance Department of Bahia	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 233
Nature: Tax
Incorrect allocation of credit, difference in the ICMS rate for material for use and consumption
Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. The Federal Revenue Department withdrew the process from its outstanding positions.
The Company is awaiting a new standing from the Federal Revenue Department.
Maximum updated exposure: R$ 192
Nature: Tax
Social contribution and corporate income tax - collection of a fine for dismissal of a voluntary disclosure.
Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1,412
Nature: Tax
Underpayment of corporate income tax (IRPJ) and social contribution on net income (CSLL) on income earned abroad in the period from 2005 to 2006, through affiliated companies and subsidiaries.
Plaintiff: Federal Revenue Office	The lower court considered the assessment to have grounds. There was an ex officio appeal by the National Treasury, which is awaiting a hearing. Maximum updated exposure: R$ 330
Nature: Tax
Tax assessment notice for non payment of income tax and social contribution on the financial incentive to employees for the renegotiation of the Petros Plan, in 2007.
Plaintiff: Brazilian Federal Revenue Department	The lower court considered the assessment to have grounds partially. The Company filed spontaneous appeal which are awaiting a hearing. Maximum updated exposure: R$ 3,658.
Nature: Tax
Notice for non-deductibility income tax, social contribution and fines on the renegotiation of Petros Plan. Financial obligations assumed in the financial commitment resulting from the execute of The Agreement of Reciprocal Obligations

Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the Company’s operations must be remedied or mitigated by the Company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1.06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74 was spent to clean up the affected area and to cover the fines applied by the environmental authorities. There is the following lawsuit with respect to this spill:

Description	Current situation
Plaintiff: AMAR - Association for Environmental Defense of Araucária	No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.
Maximum updated exposure: R$ 152
The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.
Nature: Environmental
Claim for indemnification for moral and property damages to the environment.
Plaintiff: Federal Public Attorney’s Office and Public Attorney’s Office of the State of Paraná	No decision handed down in the lower court. Maximum updated exposure: R$ 5,783
Nature: Environmental
Claim for indemnification for moral and financial damages and environmental restoration.

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15,059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13,738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation

Plaintiff: Paraná Environmental Institute (IAP)	Appeal by Petrobras dismissed at the 2nd administrative level. As it understands that the statute has run on the administrative fine, an annulment action was filed as a result of having received a “notice of federal debts payable”, dated October 22, 2009.
Maximum updated exposure: R$ 157
The court determined that this suit and the suit brought by AMAR are heard together.
Nature: Environmental
Fine applied for alleged environmental damages.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Federal Public Attorney’s Office - Rio de Janeiro	As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100,000 for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal against this decision, which is awaiting a hearing.
Maximum updated exposure: R$ 296
Nature: Civil
Indemnification for environmental damages - P-36.

Processes for small amounts

The Company is party to a number of legal and administrative proceedings with expectations of possible losses, whose total per legal nature is R$ 105 in civil actions, R$ 935 in labor actions, R$ 1,123 in tax actions and R$ 171 in environmental actions.

29.3 Asset contingencies

29.3.1 Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro, Transpetro and Refap filed a civil suit against the Federal government before the Federal Courts of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9718/98 is unconstitutional. On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At December 31, 2010, the amounts of R$ 2,302 for Petrobras, R$ 75 for Gaspetro, R$ 29 for Transpetro and R$ 14 for Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

29.3.2 Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond of the platforms P-19 and P-31, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance Bond.

A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million.

The insurance companies filed an appeal against this decision before the Court of Appeals for the Second Circuit. On May 20, 2004 the Court handed down a decision that partially confirmed the sentence with respect to the responsibility of the insurance companies for payment of the performance bonds. However, it removed the obligation of the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million. The insurance companies appealed against these decisions in the Full Court, which was not accepted, and the judgment above remains definitive.

In April 2005 the parties (the insurance companies and Brasoil) initiated negotiation procedures aimed at the effective settlement of Brasoil’s credit, seeking the signing of a heads of agreement, the operationalization of which, however, resulted in new doubts and questions to be remedied in court. On July 21, 2006, the US court handed down an executive decision, defining the points of difference, such as interest due, however, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) In London - P-36

Through a decision handed down on February 2, 2004, Petromec Inc (Petromec) and Marítima Petróleo e Engenharia Ltda. (Marítima) were sentenced to reimburse Brasoil the amount of US$ 58 million, plus interest, for the loan made by Brasoil to Petromec through a Deed of Payment and Indemnity, dated May 21, 1999 and guaranteed by Marítima in accordance with the Keepwell Agreement dated May 21, 1999. The payment of these amounts is halted until pending questions are decided.

In the current stage of the litigation, Petromec is upholding its request for additional costs for the upgrade based on the Supervision Agreement, dated June 20, 1997.

A preliminary hearing related to the method by which the eventual right of Petromec took place on June 26 and 27, 2007. On June 6, 2007, the Court handed down a decision, upholding the methodology defended by Petrobras and Brasoil. Petromec appealed against this decision and the Appeals Court considered this appeal on November 27, 2007. On December 21, 2007 the Court of Appeals substantially rejected Petromec’s appeal.

Petromec filed its Particulars of Claim on September 29, 2008, where it claimed the amount of US$ 154 million, plus interest. Brasoil and Petrobras presented their defense on January 29, 2010.

The preliminary hearing of Petromec’s claim is forecast to start on May 9, 2011. The final results of the litigation remain uncertain.

P-38 and P-40

After the hearing of the litigation related to P-38 and P-40, which took place in London during April and May 2007, the English Court handed down a decision on June 12, 2007 in favor of Brasoil in the following terms:

1) With respect to the litigation for P-38, a sentence for payment of the amount of US$ 83 million with respect to the principal, plus interest in the amount of US$ 31 million, and costs to be calculated; and

2) With respect to the litigation for P-40, a sentence for payment of the amount of US$ 171 million with respect to the principal, plus interest in the amount of US$ 66 million, and costs to be calculated.

The total amount awarded, excluding costs, in favor of Brasoil, is approximately 98.5% (in the case of P-38) and 96.4% (in the case of P-40) of the full amount of the sums claimed by Brasoil in the hearing.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In addition to the granting of the costs in favor of Brasoil, established in the decision of June 12, 2007, as mentioned above, a new decision was petitioned with respect to these costs. This decision was granted in the amount of £ 5 million. In a subsequent audience an additional decision in the amount of £1 million was granted.

c) Other litigation for indemnification

In the construction/conversion of vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 642 million, equivalent to R$ 1,069 at December 31, 2009 (R$ 1,103 at December 31, 2009) directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable for reimbursement by the builders, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 570 million, equivalent to R$ 949 at December 31, 2010 (R$ 977 at December 31, 2009) is recorded as an allowance for doubtful accounts.

30 Commitments assumed by the energy segment

Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81 million (equivalent to R$ 136 at December 31, 2010) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

In the fourth quarter of 2009 Petrobras and YPFB signed a contractual addendum which regulates the payment of additional amounts to YPFB referring to the quantity of liquids (heavy hydrocarbons) present in the natural gas imported by Petrobras from YPFB through a Gas Supply Agreement (GSA). The addendum establishes additional amounts between US$ 100 million and US$ 180 million per year, applied to the volumes of gas delivered as from May 2007. With respect to 2007, the obligation for additional payment by Petrobras was recorded as a provision in 2009 and settled in February 2010. The payment of the amounts referring to subsequent years will only be due after compliance with a condition precedent established in the addendum, which will require additional negotiations with YPFB.

31 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 5,347 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 4,747, net of commitments already undertaken, remaining in force. Of this amount, R$ 2,920 corresponds to a lien on the oil from previously identified fields already in production, and R$ 1,827 refers to bank guarantees.

32 Derivative financial instruments, hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.

32.1 Risk management objectives and strategies

Petrobras’ risk management is conducted by its officers, following a corporate risk management policy. In March 2010, in compliance with the new corporate governance model developed by the Company, the Financial integration Committee was established by the Executive Board, replacing the Risk Management Committee. The Committee is sponsored by the Financial Board and is composed of all the executive managers of the financial department, and the executive managers of the business departments are convened for discussions of specific themes. One of the responsibilities of the Financial Committee is to evaluate exposures to risks and to establish guidelines for measuring, monitoring and managing the risk related to the activities of Petrobras and it is the Executive Board’s responsibility to decide on the themes.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

The Company adopts a philosophy of integrated risk management, according to which the focus of the management is not on individual risks - the operations or the business units - but on the broader, consolidated perspective of the corporation, making use of possible natural hedges. For the management of market/financial risks, structural actions, created as a result of appropriate management of the company’s capital and indebtedness, are adopted as a preference in detriment to the use of the derivative instruments.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to make explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

32.2 Risk of change in the prices of oil and oil products

a) Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the price cycle, not using derivatives for hedging systematic operations (purchase or sale of commodities with the aim of attending the operational requirements of the Petrobras System).

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Financial Integration Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to hedging the results of transactions carried out on the international market for physical goods, i.e. they are hedge operations where the gains and losses are totally or partially offset by the opposite result in the physical position.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

b) Main transactions and future commitments hedged by derivative operations

The main operations with derivative financial instruments carried out by the companies of the Petrobras System are intended to hedge the expected results of the transactions carried out abroad.

Accordingly, the operations with derivative instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The hedges settled during the period from January to December 2010 corresponded to approximately 97.88% of the traded volume of imports and exports to and from Brazil plus the total volume of the cargos traded abroad.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange, Morgan Stanley, BNP Paribas, BP North America Chicago and Shell (Stasco).

c) Parameters used for risk management

The main parameters used in risk management for changes in the prices of Petrobras’ oil and oil products are the operating cash flow at risk (CFAR) for medium-term assessments, and Value at Risk (VAR) and Stop Loss for short-term assessments. Corporate limits are defined for VAR and Stop Loss.

The portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented, at December 31, 2010, a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$ 18 million.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

d) Notional and fair value of the derivative instruments

The following table summarizes the information on the derivative contracts in force for oil and oil products.

Derivatives for oil and oil products

	Consolidated
	Notional value in thousands of bbl*		Fair value recorded		Maturity
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Futures contracts	(8,570)	(8,510)	(42)	(38)	2010 / 2011
Purchase commitments	19,921	25,882
Sale commitments	(28,491)	(34,392)

Options contracts	(1,679)	(1,150)	(3)	(2)	2010 / 2011
Buy	1,446	(550)	1	(2)
Bidding position	1,646
Short sale	(200)	(550)

Sale	(3,125)	(600)	(4)	(0)
Bidding position	2,070	250
Short sale	(5,195)	(850)

Forward contracts	354	(1,075)	(1)	(7)	2010 / 2011
Long position	979	987
Short position	(625)	(2,062)
Total recorded in other current assets and liabilities			(46)	(47)

	Parent company
	National value in thousands of bbl*		Fair value recorded		Maturity
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Futures contracts	84	162	-	(2)	2010 / 2011
Purchase commitments	1,464	10,683
Sale commitments	(1,380)	(10,521)

Options contracts		(1,150)		(2)	2010 / 2011
Buy		(550)		(2)
Bidding position	200
Short sale	(200)	(550)
Sale		(600)
Bidding position	1,940	250
Short sale	(1,940)	(850)
Forward contracts		101			2010
Long position		276
Short position		(175)

Total recorded in other current assets and liabilities				(4)

* A negative notional value represents a short position

** The positions indicated by hyphens represent values less than R$ 500 thousand

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

e) Gains and losses in the year

	Consolidated		Parent company
Derivatives for oil and oil products	2010	2009	2010	2009
Gain (loss) recorded in results	(4)	(299)	24	172
Gain (loss) recorded in shareholders' equity

f) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

The following table presents the balance of the margins given for coverage of the commodities transactions traded on the stock exchanges and the over-the-counter market of the Parent Company and Consolidated.

Consolidated		Parent company
12.31.2010	12.31.2009	12.31.2010	12.31.2009
367	243	170	120

g) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives of oil and oil products. The probable scenario is the fair value at December 31, 2010. The possible and remote scenarios consider a deterioration of the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

	Consolidated
		R$
Risk	Probable scenario at 31.12.2010	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)
High in Brent Oil	(5)	(64)	(128)
High of Gasoline	(5)	(53)	(107)
High of Fuel Oil	11	(59)	(118)
Low of WTI	(17)	(424)	(879)
High of Diesel	(2)	(195)	(390)
Low of Dubai Oil	1	(22)	(44)

h) Embedded derivatives

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed, and are applicable to the units of Petrobras and its subsidiaries.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The embedded derivatives identified in the year were:

Sale of imported petroleum

Sales agreements for imported petroleum entered into between Petrobras Singapore Private Limited (PSPL), a subsidiary of Petrobras International Finance Company (PIFCo), and Refinaria de Petróleo Riograndense S.A., a jointly controlled subsidiary of Petrobras, consolidated in proportion to its interests in the capital (33.20.%).

The transaction consists of sale of petroleum, whose main characteristics reside in the fact that the prices to be paid on a future date are fixed at the time of the signing of the contracts, in contrast to other transactions of the same nature where the settlement prices are observed on the dates of delivery of the products, which incontestably defines the existence of a short position of a petroleum futures contract.

	Notional value in thousand of bbl	Fair value	VAR	Maturity
Forward contracts
Short position	400	3	1	2011

The identified embedded derivative was valued at fair value through profit and loss and classified at level 1 in the hierarchy for valuation of the fair value.

Sale of ethanol

Agreement for sale of hydrous ethanol entered into between Petrobras International Finance (PifCo), controlled by Petróleo Brasileiro S.A (Petrobras), and Toyota Tsusho Corporation. The agreement consists of sale of hydrous ethanol through a price formula defined at the time of signing the agreement. The definition of price for each shipment of hydrous ethanol delivered in this agreement involves two quotations of distinct references: ethanol and naphtha.

The agreement establishes the beginning of delivery of shipments of alcohol in 2012 for a period of 10 years. However, as there is a contractual clause that permits renegotiation of prices and termination by any one of the parties after five years, if a new agreement is not reached, we consider the term of only five years as a firm contractual commitment for purposes of calculating the value of the embedded derivative financial instrument.

The basic defined contractual quantity is 143,000 m³ per year.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The price formula in question uses as one of its references the quotation of a commodity that does not maintain a strict cost or market value relationship with the product transacted in the contract, according to the criteria of technical announcement CPC 38 - Financial Instruments: Recognition and Valuation. Accordingly, pursuant to the orientations for this standard, the portion referring to the embedded derivative should be isolated from the original contract and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

The table below presents the fair value and the value at risk (VaR) of the operation to December 31, 2009:

	Notional value in thousands of m3	Fair value	VAR	Maturity
Forward contracts
Long position	715	53	2	2 2016

The derivative was valued at fair value through profit and loss and classified at level 3 in the hierarchy for valuation of the fair value.

The Company determined the fair value of this agreement based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

The gains obtained are presented in the income statement as financial income.

32.3 Exchange risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

Fluctuations in exchange rates may have a negative affect on Petrobras’ financial situation and operating results, since the majority of the Company’s revenues are in reais while the major part of its liabilities are in foreign currency.

a) Exchange risk management

With respect to the management of exchange risks, Petrobras seeks to identify and address them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the hedge.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the real, US dollar or another currency.

The risk management is performed for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy may involve the use of derivative instruments to minimize the exchange exposure of certain liabilities of the Company.

b) Main transactions and future commitments hedged by derivative operations

Petrobras Internacional Finance Company (PIFCo)

In September 2006, the Company, through its subsidiary PifCo, contracted hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this transaction in US dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. For the aviation segment, which represents 100 % of the operations contracted for the period, the term of exposure is three months on average and the hedge is contracted concomitantly with the definition of the cost of the exported aviation kerosene, thus fixing and assuring the trading margin. In the period in question operations were contracted in the amount of US$ 342 million.

Usina Termelétrica Norte Fluminense (UTE Norte Fluminense)

The Company, aiming at assuring that significant fluctuations in the quotation of the US dollar do not affect its results and cash flows, contracted hedge with a face value of US$ 22 million, representing 50% of its total indebtedness in foreign currency.

It is important to point out that UTE Norte Fluminense is managed jointly, consolidated by Petrobras in proportion to its capital interest (10%).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Refinaria de Petróleo Riograndense S.A.

The Refinery holds outstanding NDF positions for the purchase of imported petroleum at the face value of US$ 31 million.

In addition, the Company took out a loan in US dollars. With the aim of avoiding a mismatch between the asset and liability flows, since its receivables are concentrated in reais, the Refinery contracted hedge with a face value of R$ 3.

It is important to point out that Refinaria de Petróleo Riograndense is managed jointly, consolidated by Petrobras in proportion to its capital interest (33.20%).

c) Results obtained with respect to the proposed objectives and parameters used for risk management

Petrobras Internacional Finance Company (PIFCo)

The hedge known as a cross currency swap complies with CVM Resolution 604/08 which approved CPC 38 - Financial Instruments: Recognition and Valuation and CPC 39 -Financial Instruments: Presentation.

The Company decided to qualify its cash flow cross currency hedging. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the hedged item is realized.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company’s policy is to contract hedge up to a maximum of 100% of the volume exported.

The volume of hedge contracted for international billing between January and December 2010 represented 52.74% of all the volume exported by Petrobras Distribuidora in the period. The settlements of all the operations that matured between January 1 and December 31, 2010 generated a positive result for the Company of R$ 10.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Ipiranga Asfaltos S.A. (a subsidiary of BR Distribuidora) contracted NDFs in the short position in dollars to guarantee revenues in Reais from foreign clients with credit cards. Between January and December 2010 operations were contracted in a total amount of US$ 2.54 million. In the same period, the settlements that occurred generated a positive result of R$ 527.

d) Notional and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company.

Foreign Currency Derivatives

	Consolidated
	Notional value in $ million		Fair value R$ **		Maturity	Value at Risk R$ *
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Dollar forward contracts

Long position	USD 53	USD 22	(2)	-	2011	-
	USD 53	USD 22	(2)	-

Short position	USD 61	USD 76	4	2	2011	1
	USD 61	USD 76	4	2

Cross Currency Swap			192	113	2016	9
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35,000	JPY 35,000	783	711
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 298	USD 298	(591)	(598)
			194	115

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions.
** Negative fair values were recorded in liabilities and positive fair values in assets.
Main counterparties of the operation: Citibank, HSBC and Bradesco.
*** The positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

e) Gains and losses in the year

	Consolidated		Parent company
Foreign currency derivatives	2010	2009	2010	2009
Gain (loss) recorded in results	7	(74)
Gain (loss) recorded in shareholders' equity	(10)	27

f) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

g) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives, loans, financial investments in foreign currency and derivatives included in the exclusive investment funds of Petrobras. The probable scenario is the fair value at December 31, 2010. The possible and remote scenarios consider a deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated
Foreign Currency Derivatives	Risk	Probable scenario at 31.12.2010	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)	VAR*
Dollar forward contracts	Appreciation of the dollar against the real	(2)	(2)	(3)
Dollar forward contracts	Appreciation of the dollar against the real	4	(22)	(47)
Cross Currency Swap	Depreciation of the yen against the dollar	192	36	(69)

		Consolidated

Foreign currency debt *	Risk	Probable scenario at 31.12.2010	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)
Real [1]	Appreciation of the dollar against the real	23,906	5,976	11,953
Dollar	Appreciation of the dollar against the real	46,870	11,718	23,435
Euro	Appreciation of the euro against the real	214	53	107
Yen	Appreciation of the yen against the real	2,734	684	1,367
		73,724	18,431	36,862

1 - Financing in local currency parameterized to the variation of the dollar.

		Consolidated
Financial investment*	Risk	Probable scenario at 31.12.2010	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)
in foreign currency:	Appreciation of the real against the dollar	13,343	(3,336)	(6,671)

		Consolidated
Financial investment (Derivatives)*	Risk	Probable scenario at 31.12.2010	Possible Scenario ( Δ of 25%)	Remote Scenario ( Δ of 50%)
in foreign currency:	Appreciation of the real against the dollar	2	(22)	(44)

(*) The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

32.4 Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. If the market interest rates (particularly LIBOR) rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt at floating rates expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Central Bank of Brazil.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Interest rate risk management

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, the Company does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras system.

a) Main transactions and future commitments protected by operations with derivatives

Petrobras & Mitsui Drilling International B.V.(P&M)

Petrobras & Mitsui (P&M), a specific purpose entity controlled by Petrobras, contracted an interest rate swap at a face value of US$ 487 million. The operation was used to transform a financing obligation indexed to a floating rate into a fixed rate, with the aim of eliminating the mismatch between P&M’s asset and liability cash flows. The company does not intend to settle the operation before its maturity. P&M adopted hedge accounting for the relationship between the financing and the derivative. It is important to stress that P&M is managed jointly, consolidated by Petrobras in proportion to its capital interest (50%).

The table below presents the fair value and the value at risk (VaR) of the operation to December 31, 2010:

	Notional value in R$ million	Fair value	Maturity
Forward contracts
Long position	405	7	2020

32.5 Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions..

Credit risk management objectives and strategies

The management of the credit risk in Petrobras is part of the management of the financial risks, which is performed by the Company’s officers, following a corporate risk management policy. The Credit Commissions, which were established due to a decision by the Executive Board, are each composed of three members and chaired by the Executive Manager for Financial Planning and Risk Management and the other members are the Executive Manager for Finances and the Executive Manager for the commercial department in contact with the client or with the financial institution.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify the recommendations to be applied in the units involved or to be submitted to the appreciation of higher instances.

The credit risk management policy is part of the global risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient process of analysis, concession and management of the credits.

Petrobras only grants credit from commercial interest and solely for the acquisition of its products.

Parameters used for credit risk management

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio, which surpasses US$ 37 billion, is very diversified and the credits granted are divided between clients of the Brazilian domestic market and foreign markets.

Amongst the main clients there are large companies of the petroleum market, considered major companies, and the subsidiaries of the Petrobras System, beneficiaries of around 28% and 44%, respectively, of the total credit granted.

Financial institutions are beneficiaries of approximately US$ 37 billion, distributed between the main international banks, considered by international risk classifiers as Investment Grade, and the most important Brazilian banks.

Guarantees used in credit risk management

Credit sales to clients considered as high risk are only made through receipt of guarantees. For this, the Company accepts letters credit issued abroad, bank guarantees issued in Brazil, mortgages and collateral.

For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

Only guarantees issued by financial institutions that have available credit, established in accordance with the parameters adopted by the Company, are accepted.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

The table below presents the maximum exposure to credit risk as of December 31, 2010:

R$ million
Guarantees	3,468,817
Derivatives	8,863
Financial investments	11,741,491

32.6 Liquidity risk

Petrobras uses its funds mainly for capital expenses, payment of dividends and debt refinancing. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position, will continue to permit compliance with the established capital requirements.

Liquidity risk management

The liquidity risk management policy adopted by the Company establishes the continuity of rescheduling the term of maturity of our debts, exploiting the financing capacity of the domestic market and developing a strong presence on the international capital market, through broadening the investor base in fixed income.

Petrobras finances the working capital, assuming short-term debts normally related to our commercial flow, such as export credit notes and advances on exchange contracts. Investments in noncurrent assets are financed through long term debts such as issuing bonuses on the international market, credit agencies, export financing and prepayment, development banks in Brazil and abroad, and lines of credit with Brazilian and international commercial banks.

Nominal flow of principal and interest on financing

The table below presents the maturities of the short, medium and long-term financing as of December 31, 2010.

		12/31/2010

Maturity		Consolidated	Parent Company
	2011	21,969	4,251
	2012	14,397	5,014
	2013	11,667	3,290
	2014	12,021	4,524
	2015	15,626	5,015
	2016	24,805	14,817
	2017 onwards	74.645	22,164
		175,129	59,076

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Government regulation

In addition, the Ministry of Planning, Budgeting and Management controls the total amount of debts that Petrobras and its subsidiaries may incur, during the approval process of the annual budget. The Company and its subsidiaries must also obtain the approval of the National Treasury before assuming medium and long term debts. Loans that exceed the budgeted amounts for each year must be approved by the Federal Senate.

32.7 Financial investments (operations with derivatives)

Petrobras has financial investments represented by quotas of exclusive funds, with part of the proceeds invested in operations with derivatives (US dollar futures contracts and interbank deposits) guaranteed by the Futures and Commodities Exchange (BM&F).

The following table presents the market values of the operations with derivatives held in the exclusive investment funds as of December 31, 2010.

Contract	Quantity	Notional value	Fair value	Maturity

Future DI	(75,668)	(6,694)	(5)	2011 à 2013
Long position	59,867	5,562	1
Short position	(135,535)	(12,256)	(6)
Future dollar	1,050	87		2010/2011
Long position	1,773	148	(1)
Short position	(723)	(61)	1
Futures (Treasury Notes)	(10)	10		2011
Long position	72	24	2
Short position	(82)	(14)	(2)
Eurodollar
Long position	25	10		2012
Swap				2011
Asset position		5
Liability position		(5)
(*) The positions indicated by hyphens represent values less than R$ 500 thousand.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

33 Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The fair values of other long-term assets and liabilities closely approximates their carrying values.

The estimated fair values for long-term loans of the Parent Company and Consolidated at December 31, 2010 were, respectively, R$ 37,365 and R$ 105,842, calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and they may be compared to the carrying values of R$ 36,430 and R$ 102,051.

The hierarchy of the fair values of the Company’s financial assets and liabilities, recorded at fair value on a recurring basis, at December 31, 2010, is presented as follows:

	Fair value measured based on			12.31.2010
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Fair value recorded

Assets
Marketable securities	30,954			30,954
Foreign currency derivatives		196		196
Commodity derivatives	23	2	53	78
Interest derivatives	7			7
Total assets	30,984	198	53	31,235
Liabilities
Foreign currency derivatives		(2)		(2)
Commodity derivatives	(65)	(3)		(68)
Total liabilities	(65)	(5)		(70)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

34 Insurance

For protection of its patrimony, Petrobras has the basic philosophy of transferring, through taking out insurance, the risks that, in the event of their occurrence, may cause losses that significantly impact the Company’s patrimony, as well as the risks subject to obligatory insurance, whether through legal or contractual provisions. The other risks are subject to self-insurance, with Petrobras intentionally assuming the full risk through absence of insurance. The Company assumes an expressive portion of its risk, contracting deductible amounts that may reach an amount equivalent to US$ 50 million.

The risk assumptions adopted are not part of the scope of an audit of financial statements. Accordingly, they were not examined by our independent auditors.

The main information concerning the insurance coverage in force as of December 31, 2010 may be presented as follows:

		Amount insured
Assets	Types of coverage	Consolidated	Parent company

Facilities, equipment and products in stock	Fire and operating risks	116,682	103,215

Tankers and auxiliary vessels	Hulls	2,524

Fixed platforms, floating production systems and offshore drilling units	Oil risks	40,446	20,512

Total		159,652	123,727

Petrobras does not take out insurance for loss of earnings, control of wells and control of the pipeline network in Brazil.

Considering its financial size and its commitments and investments in the areas of health, environment and security and quality, Petrobras, similarly to petroleum companies of a similar size, retains a significant portion of its risk, including through the increase in its deductible amounts, which may reach US$ 50 million.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

35 Security, environment, energy efficiency and health

In 2010, the main security, environment and health indexes of Petrobras were compatible with the best companies in the sector worldwide and it did not register any significant occurrence affecting the environment. In addition, the Company approved goals and corporate indexes related to the intensity of emissions and energy; participated in forums related to climatic change and contributed towards controlling the disaster that occurred in the Mexican Gulf in the United States of America.

This performance contributed to the fact that Petrobras maintained its place, for the fifth consecutive year, in the select group of companies that comprise the Dow Jones Sustainability Index, in addition to being one of the winners of the international Carbon Leadership Awards, organized by the magazine The New Economy in the category for Best Emissions Report.

Petrobras continually invests in training and development of new technologies, aiming at the prevention of accidents and the safety and health of its workers, in addition to maintaining ten Environmental Defense Centers in Brazil, on call 24 hours per day, in order to be able to respond quickly and efficiently to any oil spill, inclusively in the pre-salt area.

The Company’s total expenditure in 2010, considering investments and operations, reached the amount of R$ 4,561, of which R$ 1,696 was spent on safety, R$ 1,947 on the environment, R$ 345 on energy efficiency, R$ 573 on the Program for Excellence in Environmental Management and Operational Safety (PEGASO), where the expenses with multidisciplinary health assistance (AMS) and support for external environmental programs and projects are not included.

Additionally, we have invested about R$ 112 on activities related to energy efficiency.

36 Subsequent events

Raising of funds for PifCo

On January 27, 2011, the Petrobras International Finance Company (PifCo) concluded the issuing of US$ 6 billion in Global Notes on the international capital market, with maturity on January 27, 2016, 2021 and 2041, interest rates of 3.875%, 5.375% and 6.750% p.a., respectively, and half-yearly payment of interest as from July 27, 2011.The capital raised will be used for corporate purposes and the financing of the investments established in the 2010-2014 Business Plan, and an appropriate capital structure and the level of financial leverage will be maintained in line with the Company’s goals.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

This financing had issuing costs estimated at approximately US$ 18 million, a discount of US$ 21 million and effective interest rates of 4.01%, 5.44% and 6.84% p.a., respectively. Global Notes constitute unsecured, unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

Purchase option for Companhia Mexilhão do Brasil - Project Mexilhão

On January 12, 2011, Petrobras exercised its purchase option for the shares of SPE Companhia Mexilhão do Brasil and now guarantees the financing taken out by the SPE from BNDES (National Bank of Economic and Social Development).

Merger of Comperj Petroquímicos Básicos S.A and Comperj PET S.A. (PET) into Petrobras.

On January 31, 2011, the General Shareholders’ Meeting of Petrobras approved the merger of Comperj Petroquímicos Básicos S.A and Comperj PET S.A. into its equity, without a capital increase. With the merger of these companies, the corporate structure of Comperj will be simplified, minimizing costs and favoring reallocation of investments.

Special participation in the Albacora, Carapeba, Cherne, Espadarte, Marimbá, Marlim, Marlim Sul, Namorado, Pampo and Roncador Fields- Campos Basin

The special participation was established by Brazilian Petroleum Law 9478/97 and is paid as a form of compensation for oil production activities and is levied on high volume production fields. The method used by Petrobras to calculate the special participation due for the abovementioned fields is based on a legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP).

Petrobras received notice from ANP, which instituted an administrative process and established payment of new sums of money considered to be owed for the period between the first quarter of 2005 and the first quarter of 2010, referring to amounts that had been underpaid by the concessionaire, totaling R$ 365 (principal, without fine and interest).

On February 22, 2011, Petrobras filed for a hearing for dismissal of the aforementioned official notification. If ANP’s administrative decision is maintained, Petrobras shall evaluate the possibility of a court suit to suspend and annul the collection of the differences of the special participation.

If the administrative decision is maintained ANP, Petrobras would consider legal action to suspend and cancel the charge of the differences of the special participation.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except otherwise indicated)

Petróleo Brasileiro S.A. - Petrobras

Board of Directors and Executive Officers

BOARD OF DIRECTORS

GUIDO MANTEGA
President

FÁBIO COLLETTI BARBOSA		MÁRCIO PEREIRA ZIMMERMANN
Member		Member

FRANCISCO ROBERTO DE	JOSÉ SERGIO GABRIELLI DE	SÉRGIO FRANKLIN QUINTELLA
ALBUQUERQUE	AZEVEDO	Member
Member	Member

JORGE GERDAU JOHANNPETER	CIANO GALVÃO COUTINHO	SILAS RONDEAU CAVALCANTI
Member	Member	SILVA
Member

EXECUTIVE COMMITTEE

JOSÉ SERGIO GABRIELLI DE AZEVEDO
President

ALMIR GUILHERME BARBASSA		MARIA DAS GRAÇAS SILVA
Chief Financial and Investor Relations		FOSTER
Officer		Director of Gas and Energy

GUILHERME DE OLIVEIRA ESTRELLA		PAULO ROBERTO COSTA
Director of Exploration and Production		Director of Supplies

JORGE LUIZ ZELADA		RENATO DE SOUZA DUQUE
International Director		Director of Services

MARCOS MENEZES
Accountant - CRC-RJ 35.286/O-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.